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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Volkswagen AG

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PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 2188 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 4/2/03

82-2168

VOLKSWAGEN AG

AR/S
12-31-02



2002

ANNUAL REPORT 2002

Volkswagen Share Key Figures

DIVIDEND DEVELOPMENT

Number of shares without nominal value at December 31		1998	1999	2000	2001	2002
Ordinary shares	thousands	311,916	311,955	313,070	319,470	320,290
Preferred shares	thousands	105,238	105,238	105,238	105,238	105,238
Dividends						
per ordinary share	€	0.77	0.77	1.20	1.30	1.30
per preferred share	€	0.82	0.83	1.26	1.36	1.36

SHARE PRICE DEVELOPMENT[1]

Ordinary share		1998	1999	2000	2001	2002
Closing	€	68.92	56.00	55.69	52.50	34.74
Annual high	€	101.18	78.60	61.00	62.40	62.15
Annual low	€	49.34	46.48	39.05	32.95	32.96
Preferred share						
Closing	€	42.44	32.00	31.70	34.85	25.00
Annual high	€	71.33	46.30	35.33	39.80	40.75
Annual low	€	31.85	26.10	22.30	23.00	23.60
Stock market valuation on December 31	billion €	26.0	20.8	18.4[2]	18.2[2]	12.3[2]
Capital and reserves on December 31[3]	billion €			21.4	24.0	24.6
Stock market valuation : Capital and reserves[3]				0.86	0.76	0.50

KEY FIGURES PER SHARE[3]

			2000	2001		2002
Earnings per ordinary share[4]	- undiluted	€		6.35	7.67	6.72
- diluted		€		6.29	7.62	6.72
Operating profit[5]		€		9.83	14.30	12.42
Cash flows from operating activities[5]		€		22.50	26.46	27.29
Capital and reserves[6]		€		51.09	56.50	57.89
Price-earnings ratio[7]	Factor			8.8	6.9	5.2
Price/cash flow ratio[7]	Factor			2.5	2.0	1.3
Dividend yield	- ordinary share	%		2.2[8]	2.5	3.7
- preferred share		%		4.0[8]	3.9	5.4

TURNOVER ON GERMAN EXCHANGES[9]

		2000	2001	2002
Turnover in Volkswagen ordinary shares	billion €	20.2	23.9	26.3
Turnover in Volkswagen ordinary shares	million shares	407.7	467.9	553.1
Volkswagen share of total DAX turnover	%	2.2	2.7	3.3

[1] From 2000 onwards XETRA prices.
[2] Calculation excluding 41,719,353 treasury shares.
[3] No comparable figures are available for the years 1998 and 1999 because of the change to IAS.
[4] For details see note (10) Earnings per share.
[5] Based on the weighted avarage number of outstanding ordinary and preferred shares (undiluted).
[6] Based on the total ordinary and preferred shares on December 31.
[7] The closing price of ordinary shares is used in the calculation.
[8] Dividend yield is presented without tax credits in order to aid comparability.
[9] Orderbook turnover on German exchanges.

Key Figures

VOLUME DATA OF THE VOLKSWAGEN GROUP

	2002	2001	%
Vehicle sales (units)	4,996,179	5,107,142	– 2.2
Production (units)	5,023,264	5,107,945	– 1.7
Workforce at December 31	324,892	322,070	+ 0.9

FINANCIAL DATA ACCORDING TO IAS

million €	2002	2001	%
Sales revenue	86,948	88,540	– 1.8
Operating profit	4,761	5,424	– 12.2
Profit before tax	3,986	4,409	– 9.6
excluding change in fair value of securities and investment funds in Germany	4,512	4,487	+ 0.6
Profit after tax	2,597	2,926	– 11.3
Cash flows from operating activities	10,460	10,038	+ 4.2
Cash flows from investing activities	16,016	15,191	+ 5.4
Automotive Division*			
Cash flows from operating activities	8,065	8,036	+ 0.4
Cash flows from investing activities	9,121	7,763	+ 17.5
of which investments in tangible and other intangible assets	6,730	6,529	+ 3.1
capitalized development costs	2,460	2,180	+ 12.8

* According to segmental reporting, page 99.

RETURNS

%	2002	2001
Return on sales before tax	4.6	5.0
Return on investment after tax (Automotive Division)	7.4	9.4
Return on equity (Financial Services Division)	19.2	14.8

VOLUME DATA OF THE VOLKSWAGEN AG

	2002	2001	%
Vehicle sales (units)	2,063,383	2,155,963	– 4.3
Production (units)	956,617	1,103,505	– 13.3
Workforce at December 31	104,704	105,561	– 0.8

FINANCIAL DATA ACCORDING TO GERMAN COMMERCIAL CODE

million €	2002	2001	%
Sales revenue	43,087	44,197	– 2.5
Profit after tax	1,036	918	+ 12.8
Volkswagen AG dividend proposal	505		
of which on ordinary shares	362		
on preferred shares	143		

Our Brands




SKODA
AUTO


BENTLEY


BUGATTI


Audi


SEAT


LAMBORGHINI


Commercial Vehicles

2002

Transparency became the watchword of 2002.

Financial and accounting crises have brought uncertainty to businesses, auditors and banks, and as a consequence also to the investment activities of shareholders and investment professionals.

The concept of transparency has a special meaning for Volkswagen. The opening of our "Gläserne Manufaktur" glass-walled manufacturing plant in Dresden is visible proof of that.

From the insights we offer springs dialog.

Any customer who has contact with a member of Volkswagen staff will become aware that we are traditionally proud of the vehicles we develop, manufacture and sell.

But we also know that success depends on how open we are with our customers, business partners and colleagues.

Our Annual Report, also, is an expression of our commitment to transparency: we aim to present and explain our sound business management and commercial results in particular to investors and shareholders.

Transparency can be experienced, heard and seen at Volkswagen.

TABLE OF CONTENTS

Helping you find the information you need

The new layout of the Annual Report is more clearly structured and user-friendly. It is the framework in which we present our brand portfolio, with all the latest models.









The Annual Report contains the financial statements of the Volkswagen Group, the management report of the Group and of Volkswagen AG, as well as additional information.

CONTENTS

WORKFORCE

The doors are open for anyone who wants to get ahead **60**

Constantly re-inventing the wheel would be costly and time-consuming. That is why we focus just as much on knowledge transfer between employees as on training them.



PAGE 44 PAGE 50 PAGE 58 PAGE 66 PAGE 80

ENVIRONMENT

Fit for the future **64**

Commitment to environmental sustainability ceased long ago to mean merely a responsibility for water and climate. It now also covers people and work processes. And the standards we set do not stop at national borders.

DIVISIONS

New Group structure established **68**

In order to sharpen the focus of our brands, we have restructured the business lines and clearly formulated the ethos behind each brand. Our financing, leasing and insurance operations are supporting the sale of our products more successfully than ever before.

SUPERVISORY BOARD

Transparency and control go hand-in-hand

The term "Corporate Governance" embodies a responsible approach to the management and supervision of a company aimed at long-term enhancement of the value of the business. Effective cooperation between the Board of Management and the Supervisory Board has long been an established part of our business practices.

In the course of the financial year 2002 the Supervisory Board was kept regularly informed with detailed reports on the position of the Company and business development. The Supervisory Board was convened at four meetings in the course of the year under review. The Presidium of the Supervisory Board, comprising four of its members, was convened prior to each scheduled meeting. We were consulted directly in all decisions of fundamental significance to Volkswagen.

The Board of Management provided us with regular, detailed and prompt verbal and written reports on issues relating to the development of business, corporate planning and the risk situation, as well as risk management. The necessary documentation was furnished to us in good time prior to each meeting by the Board of Management.

The Board of Management also provided us with detailed monthly volume and financial reports on the business activities of the Group and of the individual brands and regions. In addition to the latest figures, the reports also included comparisons against budget and prior year figures, as well as updated forecasts for the full year. The Board of Management answered our questions directly, and gave reasons for any variations from set budgets and targets.

The Balance Sheet and Personnel Committee and the Finance and Investment Committee each met once in the year under review. Major topics at the committee meetings included, in particular, the financial statements of the parent company and the consolidated financial statements of the Group, as well as investment planning within the framework of the Planning Round 51. The Mediation Committee was not required to convene.

The Supervisory Board committees each comprise five representatives of the shareholders and five employee representatives. Membership of the respective committees is indicated in the list of Supervisory Board members on pages 140 to 143 of this report.

The focus of our Supervisory Board meetings was on the current business development of the Group, the general situation in the automotive sector and the implementation of the new Group structure and the associated strategic orientation of the individual brands and the other business units of Volkswagen AG.

The proposals regarding the medium-term financial and investment planning of the Volkswagen Group for the years 2003 to 2007 submitted by the Board of Management were routinely presented, discussed in detail and approved by the Supervisory Board at its meeting on November 15, 2002. The Supervisory Board also approved the investment programme of Volkswagen AG for the year 2003. Further topics of importance dealt with at Supervisory Board meetings in the past year were the planning for the Microbus project, the financing measures within the Volkswagen Group and the status report on Rolls-Royce/Bentley.

The Supervisory Board and the Presidium also consulted intensively on the "German Corporate Governance Code" as drawn up by the relevant Government Commission and published in the "Bundesanzeiger".

Many of the Code's provisions have long been in practice at Volkswagen AG and AUDI AG. More details are provided in the "Financial Communication" section of this report. At its meeting on November 15, 2002 the Supervisory Board resolved to undertake further steps to implement the Code within Volkswagen AG. The measures decided upon included the formation of an Audit Committee, which will in future scrutinize accounting and auditing practices as well as matters of risk management – the newly created committee has already met on February 24, 2003 in order to fulfil its function. At the same time the codes of practice for the Board of Management and the Supervisory Board were supplemented in line with the provisions of the Code.

As result of the consultations, and based on the relevant resolution, the Supervisory Board and the Board of Management issued a joint declaration confirming the Company's compliance with the recommendations set out in the "German Corporate Governance Code". The declaration, published on the Volkswagen AG website, includes the reservation that the Board of Management and Supervisory Board will first propose to the Annual General Meeting on April 24, 2003 that Section 18 subsection 2 of the Articles of Association of Volkswagen AG be supplemented by a remuneration clause in respect of the chairmanship and membership of Supervisory Board committees. This non-conformance with the recommendations of the Code is based on the fact that Section 113 subsection 1 of the German Corporation Act stipulates that the right to set the remuneration of members of the Supervisory Board lies solely with the Annual General Meeting. Remuneration in respect of the chairmanship and membership of Supervisory Board committees was not previously included in the provisions on remuneration set out in the Articles of Association.

At the Supervisory Board meeting on February 28, 2003 we consulted in detail on the consolidated financial statements of the Volkswagen Group and the financial statements of Volkswagen AG for the year ending December 31, 2002 as well as on the respective management reports which had been approved by Audit Committee on February 24, 2003. The documentation relating to the financial statements and the auditors' reports were issued to each member in good time prior to the meeting. The financial statements, together with the accounting systems, had previously been audited and approved without qualification by the auditors appointed by the Annual General Meeting held on April 16, 2002, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover. A further subject of the audit was the early warning system for the detection of risk implemented by Volkswagen. The auditors found that the Board of Management had taken the measures required by Section 91 subsection 2 of the German Corporation Act (AktG) to ensure early detection of any risk endangering the continued existence of the Company. The audit also covered the Dependency Report for the financial year 2002 submitted by the Board of Management. The following unqualified certification was appended to the Dependency Report: "On the basis of our statutory audit and assessment, we confirm that the actual details presented in the report are accurate and that the consideration provided by the Company arising out of the legal transactions detailed in the report was not inappropriately high." The report was presented to the Supervisory Board for review in February 2003. On conclusion of its review, no objections were raised against the declaration of the Board of Management made at the end of the report. The Supervisory Board notes and approves the result of the review of the report carried out by the auditors.

The auditors were present at the meeting of the Supervisory Board on February 28, 2003, as well as at the preceding meeting of the Audit Committee, and reported on the principal results of their audit of the financial statements of the parent company and the consolidated financial statements of the Group.

Our own review of the consolidated financial statements of the Group and the financial statements of Volkswagen AG, as well as the accompanying management reports, led to no objections, and we concurred with the auditors' findings. The Supervisory Board has therefore approved the financial statements of the parent company and Group consolidated financial statements drawn up by the Board of Management, which are thereby adopted. We also concur with the proposal put forward by the Board of Management regarding appropriation of net earnings available for distribution.

On conclusion of the 42nd Ordinary Annual General Meeting held on April 16, 2002, Dr. Peter Fischer, Mr Wolfgang Klever, Dr. Jürgen Krumnow, Dr. Albert Schunk and Dr. Bernd W. Voss retired from the Supervisory Board of Volkswagen AG. The Annual General Meeting elected Dr. Michael Frenzel and Mr Roland Oetker to serve a further five years on the Supervisory Board. The Annual General Meeting elected Ferdinand K. Piëch and Lord David Simon of Highbury as new members of the Supervisory Board. Prior to that appointment, the Government of the State of Lower Saxony had, by its resolution of February 12, 2002 and effective April 16, 2002, delegated its Finance Minister, Mr Heinrich Aller, to be a member of the Supervisory Board in accordance with Section 12 of the Articles of Association of Volkswagen AG. Andreas Blechner and Olaf Kunz were elected as new employee representatives on the Supervisory Board with effect from April 16, 2002.

We thank the retiring members for their valuable contributions to the work of the Supervisory Board.

The Annual General Meeting was followed by the constituent meeting of the Supervisory Board of Volkswagen AG at which I, Ferdinand K. Piëch, was elected Chairman. The previous Chairman of the Supervisory Board, Dr. Klaus Liesen, remains a member of the Supervisory Board and will continue to contribute his experience. The Supervisory Board of Volkswagen AG thanks Dr. Klaus Liesen for his many years' service as Chairman of the Supervisory Board.

At its meeting on September 6, 2002 the Supervisory Board resolved, with effect from January 1, 2003, to appoint Mr Hans Dieter Pötsch as a full member of the Board of Management of Volkswagen AG, initially without portfolio. Mr Pötsch will take over responsibility for Controlling and Accounting from Dr. Bruno Adelt, whose contract expires on December 31, 2003.

The Supervisory Board would like to thank the members of the Board of Management, the Works Councils, the management and all the employees of Volkswagen AG and its affiliated companies for their efforts. Their high level of commitment has made a major contribution to the development of the Volkswagen Group.

Wolfsburg, February 28, 2003

Dr. Ferdinand K. Piëch
Chairman of the Supervisory Board


DD VZ 600

Left side (left to right):

Dipl. Wirt.-Ing. **Hans Dieter Pötsch**
without portfolio

Dr. rer. nat. **Martin Winterkorn**
Chairman of the Board of Management of AUDI AG

Dr. jur. **Jens Neumann**
Group Strategy, Treasury,
Legal Matters, Organization

Dr. rer. pol. h.c. **Peter Hartz**
Human Resources

Dr.-Ing. e. h. **Bernd Pischetsrieder**
Chairman of the Board of
Management of Volkswagen AG
Group Quality,
Research and Development

Right side (left to right):

Dr.-Ing. h.c. mult. **Folker Weißgerber**
Production

Francisco Javier Garcia Sanz
Procurement

Dr. rer. pol. h. c. **Bruno Adelt**
Controlling and Accounting

Dr. **Robert Büchelhofer**
Sales and Marketing

BOARD OF MANAGEMENT

Changing lanes to overtake

We intend to achieve our goal of qualitative and quantitative growth by moving into new segments and offering new models in established segments. We intend to stay in the fast lane based on our own power of innovation.

Dear Shareholder,

The economic and political decision-makers in Germany faced great challenges in 2002. The forecast economic recovery in Germany, Europe and the rest of the world failed to materialize. At the same time, underlying conditions deteriorated and competition intensified. In view of those developments, we made the decision last year to adjust our earnings forecasts at an early stage. Thanks to the outstanding commitment of our employees, and building on years of sustained growth, we were able to meet those forecasts even under difficult market conditions, and posted the second best results in the history of the Company. Had it not been for the write-downs of our fund investments, driven by falling capital markets, we would even have matched the prior year's result.

Second best result in Company history

STABLE GROSS MARGIN MAINTAINED DESPITE REDUCED SALES REVENUE

We therefore propose that the 2003 Annual General Meeting approves a dividend at the same level as last year.

In 2002 we have made significant inroads into new segments with products such as the new Audi A8, the Phaeton and the Touareg. We will meet our target of increasing our segment coverage from 75 to 85 percent by 2005. This year – beginning with the Touran – and the following years will see major launches of models in familiar segments, while at the same time we will be moving into new segments with new products. We will ensure the achievement of our goals by prudent planning, targeted cost management and continuous process improvement.

In recent years the Group has also become a source of innovative ideas in many different fields. The provision of top-class automotive-related services benefiting our customers is the fastest growing area. One example of this is the comprehensive range of financial services we offer. The concept of customer support has been redefined with our Technical Service Centres for the luxury-class models, which will also be introduced for future models.

First-class performance for the customer's benefit

CUSTOMER SUPPORT REDEFINED FOR LUXURY CLASS AND FUTURE MODELS

Having achieved a competitive edge in the past through flexible concepts such as the four-day week and the Time Asset, in the future we will again be employing fresh approaches, such as the 5000 x 5000 project, which has been in place since December 2002 in the production of the Touran and is soon to be applied to the Microbus. Only by implementing such creative ideas have we been able to create and safeguard competitive advantages, and jobs, even in difficult times.

As since 2002 was an important year for the future of Volkswagen. The decisions and actions we take will remain focussed on maintaining and enhancing the long-term value of the Volkswagen share. We will offer innovative products and competitive services, as well as aligning the Group for the demands of the future based on continuous organizational improvement of our processes and structures.

Innovative products safeguarding the future

The key element in our Annual Report, as a service to you and to our business partners and customers, is transparency, embodied in the full disclosure of all figures and the clarity of the information presented. Our aim is to enter into an open and fair dialogue with you, our shareholders, in order to fulfil your increased requirement for information. As a result, this report contains a great deal of information going beyond the presented legal requirements.

In November 2002 we issued our declaration of compliance with the recommendations of the "German Corporate Governance Code", in order to reinforce the trust and confidence placed by you, our shareholders, in the Volkswagen Group.

We hope this report provides you with a comprehensive insight into the Volkswagen Group.

Yours sincerely,

Bernd Pischetsrieder

VOLKSWAGEN

No Compromise: The Touareg

The Volkswagen Touareg combines the very best on-road and off-road attributes.



OUR PRODUCTION

The way we work is **open** for all **to see**

Quality embodies the striving for certainty, orientation and reliability. The steps we take to attain top quality are revealed for all to see in Dresden. It was there, at the end of 2001, that we opened a unique production facility, such as no other car maker has ever attempted: encased in 20,000 square metres of glass, so that each customer is able to look in and see just how their luxury vehicle is being made.

BUSINESS DEVELOPMENT

Leadership successfully defended

We have faced up to the challenge of global competition – not by cutting prices, but by maintaining the value of our products. Our success proves us right: we are the Number One in many automotive markets.

ECONOMY

AUTOMOTIVE SECTOR

DELIVERIES

UNIT SALES, PRODUCTION, WORKFORCE

MODEST PROGRESS IN THE GLOBAL ECONOMY

Following a revival at the beginning of the year, the prospects for the global economy became far less certain again in the course of 2002. The main factors depressing economic progress were existing overcapacity, increasing raw material prices and heavy declines on equity markets. Consequently, the growth in the global economy of 1.7 % was only slightly up on the prior year figure of 1.2 %.

The USA recorded the strongest growth among industrialized nations, of 2.4 (0.3) %, aided in particular by continuing high consumer demand.

Developments in South America were mainly affected by the economic crises in Argentina and Brazil. Argentina saw a double-figure fall in its gross domestic product and a collapse in the value of its currency. The continuing uncertainty as to future economic policy underpinned the trend towards recession in Brazil and placed the Real under heavy pressure.

More intensive trade between the Asian countries was of particular benefit to the Chinese economy, which grew by 8.0 (7.3) %. In Japan, by contrast, the economic slowdown persisted.

Although monetary conditions remained favourable, growth in the Western European economy declined to 1.0 (1.6) %. The main reasons for this were declines in export growth and the ongoing weakness of domestic demand. The Euro recovered substantially against the US Dollar over the course of the year.

Germany's growth rate of 0.2 (0.6) % was its lowest since 1993. The continuing uncertainty of consumers and investors with regard to future economic development, increasing unemployment and steeply declining share prices all impacted on the economic climate.

GLOBAL AUTOMOBILE BUSINESS AT PRIOR YEAR LEVEL

In 2002, worldwide demand for passenger cars again rose slightly compared to the prior year. New passenger car registrations in 2002 increased by 1.1 % to 38.8 million vehicles. The European and US markets, however, saw no recovery in the automotive business, though the major market declines forecast at the beginning of the financial year were avoided by strengthening sales incentives. Worldwide automotive production rose by 4.3 % to 57.8 million units, of which 40.2 million were passenger cars (+ 2.9 %).

ECONOMIC GROWTH (IN %)


5
4
3
2
1
0
1998
1999
2000
2001
2002
World economy
USA
Western Europe
Germany

In North America, strong sales growth in Canada (+ 7.5 %) and Mexico (+ 7.8 %) was unable to compensate for the ongoing decline in demand in the US passenger car sector (– 4.0 %). The massive sales incentives made available by some manufacturers in fourth quarter 2001 resulted in US consumers bringing forward their buying decisions and so further reduced the 2002 passenger cars total. The key US light truck sector – including Sports Utility Vehicles and Crossover models – again attained the record level of the prior year.

The downward trend in Latin America persisted over the reporting period. New vehicle registrations in the Brazilian passenger car market – impacted by high interest rates and a reluctance to buy in the run-up to the presidential elections in October – fell by 5.8 % to 1.22 million in 2002. Heavier falls were avoided in the second half of the year by the introduction of tax relief on the purchase of passenger cars. In Argentina, passenger car demand again fell dramatically, down to just 63 thousand units, halving the already weak level of new vehicle registrations in the prior year.

The main driver of global automobile demand was the Asia-Pacific region. The total of 9.6 million passenger cars (+ 13.6 %) in 2002 surpassed the record 1996 level for the first time since the Asian economic crisis of 1997/98. A major portion of the growth was contributed by the Chinese market. Strong economic growth, intensive price competition and new products, generating in particular private consumer demand, were the principal factors leading to new vehicle registrations in China exceeding one million for the first time. In Japan, new passenger car registrations increased by 3.5 % in the year to 4.4 million.

In Western Europe, new vehicle registrations totalled 14.4 million, 2.9 % down on the prior year. Even heavier declines were avoided by the price discounts and favourable financing terms offered by manufacturers. Further support was provided by sales of diesel vehicles, which represented a new record market share of 40.1 % in the reporting period. Of the major European volume markets, only Great Britain saw an increase in registrations (+ 4.3 %). The passenger car market there was boosted in particular by lower vehicle prices.

Passenger car demand in Eastern Europe rose only slightly in the past year. Apart from the countries of the former Soviet Union, especially Russia and the Ukraine, only Hungary and Romania recorded significant growth rates.

The weak development in the first half of 2002 meant that, on a cumulative basis to the end of July, new vehicle registrations in Germany were at their lowest level since German reunification. Nor were the stable levels of registrations in the latter months of the year able to compensate fully for the decline in sales earlier on. A total of

3.52 million new vehicles were registered, 3.2 % down on 2001. Of the total new vehicle registrations, 3.25 million (– 2.7 %) were of passenger cars and 195 thousand (– 6.4 %) of trucks up to 6 tonnes gross vehicle weight. Automotive production in Germany of 5.47 million units was 3.9 % below the level of the prior year. The number of domestically produced vehicles exported from Germany also fell to 3.88 million units (– 1.0 %), but was the second best result after the record year 2001.

VEHICLE DELIVERIES WORLDWIDE

In a slightly increased world market, the Volkswagen Group delivered a total of 4,984,030 vehicles to customers in 2002, just below the 2001 level (– 1.9 %). There was a steady upward trend in the sales figures over the year. The Volkswagen Group was relatively restrained in its use of the sales incentives commonly employed by others in the industry, continuing its strategy of maintaining the residual values of its products. The Group's share of new passenger car registrations worldwide fell slightly to 12.1 (12.4) %.

EUROPE/REST OF THE WORLD

In the Europe/Rest of the World Region, sales of Group vehicles fell as a result of ongoing weak demand to 3,222,655 units (– 5.1 %).

DELIVERIES TO CUSTOMERS BY MARKET[1]

	Deliveries (units)		Change	Share of passenger car market (%)	
	2002	2001	(%)	2002	2001
Western Europe	**2,827,472**	**2,978,158**	**– 5.1**	**18.4**	**18.9**
of which: Germany	940,129	986,813	– 4.7	30.0	30.2
Great Britain	332,274	307,944	+ 7.9	12.1	11.8
Spain	314,522	348,744	– 9.8	22.5	23.1
Italy	303,117	312,036	– 2.9	12.4	12.3
France	256,287	280,434	– 8.6	10.7	11.4
Eastern Europe	**322,266**	**328,282**	**– 1.8**	**14.2**	**14.8**
of which: Czech Republic	89,061	98,471	– 9.6	58.2	61.5
Poland	70,532	71,775	– 1.7	21.8	20.8
North America	**663,278**	**669,494**	**– 0.9**	**6.7**	**6.6**
of which: USA	424,531	439,783	– 3.5	9.6[2]	10.1[2]
Canada	50,224	49,463	+ 1.5	5.4	5.7
Mexico	188,523	180,248	+ 4.6	25.1	25.8
South America/South Africa	**477,473**	**555,266**	**– 14.0**	**20.4**	**22.7**
of which: Brazil	382,071	436,825	– 12.5	26.1	28.6
Argentina	10,358	27,887	– 62.9	15.0	18.5
South Africa	55,996	57,888	– 3.3	22.0	22.9
Asia-Pacific	**620,624**	**460,934**	**+ 34.6**	**6.4**	**5.4**
of which: China	512,548	358,879	+ 42.8	38.5	50.1
Japan	70,931	68,514	+ 3.5	28.0[2]	27.3[2]
Rest of the World	**72,917**	**87,953**	**– 17.1**		
Worldwide	**4,984,030**	**5,080,087**	**– 1.9**	**12.1**	**12.4**
Volkswagen brand group	3,501,531	3,566,235	– 1.8		
Audi brand group	1,202,579	1,214,047	– 0.9		
Commercial Vehicles	279,920	299,805	– 6.6		

[1] *The year 2001 deliveries and market shares have been updated on the basis of statistical trends.*
[2] Relative to the import market.

DELIVERIES TO CUSTOMERS BY MARKETS 2002 (IN %)

Market	%
Western Europe (excl. Germany)	37.8
Germany	18.8
North America	13.3
Asia-Pacific	12.5
South America/South Africa	9.6
Eastern Europe	6.5
Rest of the World	1.5

There were no signs of a recovery in the German passenger car market in the year under review, with registrations falling by 2.7 %. In Germany, the Volkswagen Group delivered a total of 940,129 vehicles (– 4.7 %), reaffirming its market leadership with a 30.0 (30.2) % share. The key factors were substantial increases in sales of the Polo and of the Audi A4, as well as the new Ibiza.

Also in Western Europe (including Germany), new vehicle registrations decreased (– 2.9 %) in the reporting period. Nevertheless, Volkswagen remained ahead of its competitors, with 2,827,472 (– 5.1 %) units delivered and a market share of 18.4 (18.9) %. In Eastern Europe the Volkswagen Group did not reach the high level of sales achieved in the prior year. In the Rest of the World Region, sales were below expectations, primarily owing to the ongoing market weakness in Turkey and Israel.

NORTH AMERICA

The downward trend in the US passenger car market persisted in 2002 (– 4.0 %). Some automobile manufacturers reacted to the weak demand by offering very favourable financing terms and price discounts. Even though the Volkswagen Group was restrained in taking such measures, it was able to defend its market share in a difficult competitive environment at 5.2 %. Sales fell by 3.5 % to 424,531 units, slightly down on the high level of the prior year. Strong growth was recorded by the Audi A4, the Jetta Wagon and the T4 Eurovan.

New vehicle registrations in the Canadian passenger car market were up 7.5 % against the prior year. With 50,224 units sold, the Group delivered 1.5 % more Volkswagen and Audi vehicles to customers, achieving a market share of 5.4 (5.7) %.

The positive development of the passenger car market in Mexico was sustained in 2002, with a 7.8 % increase. The Group sold a total of 188,523 vehicles (+ 4.6 %) in Mexico, and with a market share of 25.1 (25.8) % was again ahead of the competition. Significant increases were recorded by the Pointer and by the SEAT models launched into the market in 2001.

SOUTH AMERICA/SOUTH AFRICA

The restrained buying already seen in the Brazilian passenger car market in the second half of 2001 persisted in 2002. New registrations fell by 5.8 %. The Volkswagen Group registered a 12.5 % decrease, delivering 382,071 vehicles. As a result, its share of new passenger car registrations fell to 26.1 (28.6) %. The Group figures include a total of 38,885 light trucks (– 13.8 %), representing an increased market share of 22.4 (20.2) %. In the fast-growing segment comprising heavy trucks from 7 to 35 tonnes, the Group increased its deliveries to 22,685 Volkswagen trucks and buses (+ 6.8 %), achieving a 26.7 (26.9) % market share.

Persistently poor economic conditions in Argentina saw new passenger car registrations there fall once again, this time by 51.5 %. Volkswagen sold 10,358 units, down 62.9 %. The Group's market share fell to 15.0 (18.5) %. With commercial vehicles imported from Brazil, the Volkswagen Group attained a 3.4 (5.5) % market share in the Argentinian truck segment.

In South Africa, the passenger car market was stable compared to the prior year (+ 1.1 %). A total of 55,996 (– 3.3 %) Volkswagen and Audi models delivered produced a market share of 22.0 (22.9) %, maintaining the Volkswagen Group's position as market leader.

ASIA-PACIFIC

The passenger car market in China continued to expand in 2002. With a 42.8 % increase to 512,548 units sold, the Volkswagen Group maintained its longstanding market leadership. The newly launched Polo, in particular, and the ongoing high sales of the Bora, Jetta, Passat, Santana and Audi A6 models boosted this positive development.

With a 3.5 % increase in registrations, the passenger car market in Japan saw a slight upward trend; the increase in the import market being 0.7 %. Volkswagen Group deliveries increased by 3.5 % to 70,931 units, and the Group's share of the import market rose to 28.0 (27.3) %.

In the remaining markets of the Asia-Pacific Region (including Australia and Taiwan) passenger car demand rose by 11.2 % over the prior year. With 37,145 vehicles delivered, Volkswagen sales were up by 10.7 %.

GOLF STILL THE BIGGEST SELLER

The Volkswagen Group sold a total of 4,996,179 units (– 2.2 %) to the dealer organization worldwide in the financial year 2002. The persistent lack of consumer confidence in Germany in the first half of the year resulted in a 6.3 % decrease. On the other hand, unit sales only decreased slightly outside Germany, by 1.2 %. The proportion of sales generated outside Germany increased against the prior year by 0.8 percentage points to 81.8 %. The Golf, representing 16.1 (17.3) % of sales, remained the biggest seller, followed by the Passat at 14.1 (14.3) % and the Polo at 10.0 (7.0) %.

PRODUCTION VOLUME STABLE

In 2002, the Volkswagen Group produced a total of 5,023,264 vehicles (– 1.7 %). Production of the Polo, Audi A4 and Audi Cabriolet models, in particular, increased substantially. Of the total volume, 35.5 (36.9) % was produced in Germany. The production figure also includes 45,312 Ford Galaxy units (– 15.9 %), which are included in unit sales but not in deliveries to customers. An average of 21,489 units (+ 1.3 %) per working day were produced Group-wide.

INVENTORIES AT OPTIMUM LEVEL

The Volkswagen Group adjusted its production flexibly according to the unstable and moderately declining demand in the year. As a consequence, worldwide inventories held by our Group companies and in the dealer organization as per December 31, 2002 remained stable relative to the end of the prior year. The inventories remain at an optimum level to supply our customers.

NUMBER OF EMPLOYEES SLIGHTLY UP

The average number of people employed by the Volkswagen Group in 2002 was 323,865 (– 0.2 %). Of that total, 167,557 (+ 0.4 %) were employed in Germany, representing 51.7 (51.4) %. At December 31, 2002 the Group employed a total of 324,892 people (+ 0.9 %) worldwide, of whom 167,005 (+ 0.4 %) were employed by the German Volkswagen Group companies. The increase in the workforce resulted primarily from expanded capacity at VOLKSWAGEN SLOVAKIA, a.s. and at Shanghai-Volkswagen Automotive Company Ltd., increased activities in the financial services business and additions arising from the first-time consolidation of Group companies.

VOLKSWAGEN

The New Beetle Cabriolet
Automotive Vitality

The New Beetle Cabriolet is the ultra-modern interpretation of a classless lifestyle automobile.



4CSE422

OUR DEALERS

The VW standard is **visible** all over the world

Our Internet presence and interactive TV training channel transmit the latest product innovations directly to dealers all over the world, simultaneously. We develop tools and training programs for dealerships and service personnel, and help them find posts by means of our Job Exchange. Our innovative achievement in supporting dealerships and service centres brought us a total of five awards from the jurors at the automechanica show in 2002.



NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

Second best earnings in the history of the Company

In 2002 we posted the second best earnings in the history of the Volkswagen Group. In difficult market conditions, our success was founded primarily on the efforts and commitment of our employees.

BALANCE SHEET

CASH FLOW STATEMENT

INCOME STATEMENT

AUTOMOTIVE DIVISION BALANCE SHEET

Increases in tangible and intangible assets (primarily capitalized development costs) resulted in an increase in non-current assets in the Automotive Division to 34.2 (32.0) billion €. Current assets decreased slightly by 0.9 billion € to 25.2 billion €.

At the end of the financial year the capital and reserves totalled 20.9 (20.2) billion €, 3.1 % up on the prior year level. The capital ratio again improved from its existing high level, reaching 35.1 (34.8) %. Provisions increased slightly. Liabilities totalling 15.4 (15.5) billion € were slightly below the prior year level.

FINANCIAL SERVICES DIVISION BALANCE SHEET

The Financial Services Division further expanded its business operations in 2002. As a consequence, total assets increased by 6.9 % to 49.4 billion €. Lease vehicle stocks increased, the book value of leasing and rental assets rising by 16.4 % to 8.3 billion €. At the end of the financial year 2002 current assets totalled 40.7 billion € (+ 5.0 %). The rise resulted primarily from increased receivables arising from customer financing.

CONSOLIDATED BALANCE SHEET BY DIVISION AS AT DECEMBER 31

million €	Volkswagen Group 2002	2001	Automotive[1] 2002	2001	Financial Services 2002	2001
Non-current assets	34,563	32,330	34,166	32,010	397	320
Leasing and rental assets	8,445	7,284	163	169	8,282	7,115
Current assets[2) 3)]	65,888	64,810	25,187	26,065	40,701	38,745
Total assets	**108,896**	**104,424**	**59,516**	**58,244**	**49,380**	**46,180**
Capital and reserves	24,634	23,995	20,865	20,241	3,769	3,754
Minority interests	57	53	57	53	–	–
Provisions[2)]	24,907	24,081	23,170	22,429	1,737	1,652
Liabilities[3)]	59,298	56,295	15,424	15,521	43,874	40,774
Total capital	**108,896**	**104,424**	**59,516**	**58,244**	**49,380**	**46,180**

1) Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
2) Including deferred taxes.
3) Including prepayments and deferred charges, and deferred income.

At 3.8 billion €, capital and reserves were close to the prior year level. The capital ratio was 7.6 (8.1) %. The positive development of the business required additional funding, which was financed primarily by the take-up of outside capital, as is common practice in the industry. Liabilities increased as a result by 7.6 % to 43.9 billion €. Customer deposits held by Volkswagen Bank *direct* included in this figure increased substantially to 5,613 million € (+ 23.5 %).

ASSET AND CAPITAL STRUCTURE IN THE GROUP

In 2002 the Group's total assets increased to 108.9 billion € (+ 4.3 %). This is due in particular to the increase in non-current assets in the Automotive Division and to the expansion of the financial services business. Current assets totalled 65.9 (64.8) billion €.

Group capital and reserves increased to 24.6 (24.0) billion €, in line with the positive results for the financial year 2002, and after the dividend payment for 2001. The effects of currency translation, in particular from the accounts of the North and South American Group companies, had a negative impact on capital and reserves. The expansion of business in the banking and financing sector was the main reason for a rise in borrowings to 84.3 billion € (+ 4.8 %). The capital ratio of 22.6 (23.0) % was slightly below the prior year level.

KEY FINANCIAL FIGURES

in %	2002	2001
Volkswagen Group		
Return on sales before tax	4.6	5.0
Return on sales after tax	3.0	3.3
Capital ratio	22.6	23.0
Automotive Division[1]		
Change in sales volume	– 2.2	– 1.1
Change in sales revenue	– 3.1	+ 4.4
Operating profit as a percentage of sales revenue	5.0	5.8
Return on investment after tax[2]	7.4	9.4
Cash flows from operating activities as a percentage of sales revenue	10.3	10.0
Cash flows from investing activities as a percentage of sales revenue	11.7	9.7
Tangible asset acquisitions as a percentage of sales revenue	8.6	8.1
Capital ratio[3]	35.1	34.8
Financial Services Division		
Growth in total assets	6.9	15.4
Operating profit as a percentage of average capital and reserves	19.2	14.8
Capital ratio	7.6	8.1

[1] According to segmental reporting (see page 99).
[2] For details see "Value-based management" under "Financial communication".
[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

FINANCIAL POSITION IN THE AUTOMOTIVE DIVISION

The Automotive Division achieved a gross cash flow of 8.3 billion €, reflecting funds generated and available for long-term investment projects. This figure was only just below the prior year comparative, but the funding requirement for investments was not fully covered. As a result of a virtually unchanged tie-up of working capital (– 0.1 billion €) in 2002, cash flows from operating activities of 8.2 billion € were a substantial 0.8 billion € up on the prior year. Additions to tangible assets and to capitalized development costs increased by 5.5 %. After including direct investments and other financial assets as well as income from the disposal of assets, the funding requirement from investment activities totalled 9.2 billion €. The net cash flow of – 1.0 billion € is slightly negative owing to high advanced payments for future periods. Alongside investments in tangible assets, development expenditure also helped to update and expand our successful product range. Cash and cash equivalents decreased to 2.2 billion € (– 1.2 billion € compared to the prior year) as per

CONSOLIDATED CASH FLOW STATEMENT BY DIVISION

million €	Volkswagen Group 2002	2001	Automotive[1] 2002	2001	Financial Services 2002	2001
Profit before tax	3,986	4,409	3,247	3,887	739	522
Income taxes paid	– 1,376	– 1,362	– 963	– 1,239	– 413	– 123
Depreciation	7,300	6,762	5,813	5,515	1,487	1,247
Change in pension provisions	320	424	314	416	6	8
Other expenses and income not affecting cash flow[2]	– 21	248	– 77	48	56	200
Gross cash flow	**10,209**	**10,481**	**8,334**	**8,627**	**1,875**	**1,854**
Change in working capital	**251**	**– 443**	**– 109**	**– 1,162**	**360**	**719**
Change in inventories	– 921	– 597	– 792	– 601	– 129	4
Change in receivables	– 660	– 169	– 448	– 497	– 212	328
Change in liabilities	1,184	127	502	– 233	682	360
Change in other provisions	648	196	629	169	19	27
Cash flows from operating activities	**10,460**	**10,038**	**8,225**	**7,465**	**2,235**	**2,573**
Cash flows from investing activities	**– 16,016**	**– 15,191**	**– 9,218**	**– 8,157**	**– 6,798**	**– 7,034**
of which: investments in tangible and other intangible assets	– 6,827	– 6,617	– 6,730	– 6,529	– 97	– 88
capitalized development costs	– 2,460	– 2,180	– 2,460	– 2,180	–	–
Net cash flow	**– 5,556**	**– 5,153**	**– 993**	**– 692**	**– 4,563**	**– 4,461**
Change in investments in securities	– 232	266	– 209	73	– 23	193
Cash flows from financing activities	4,623	6,983	104	2,374	4,519	4,609
Cash flows from changes in exchange rates and to the scope of consolidation	– 133	33	– 103	23	– 30	10
Change in cash and cash equivalents	**– 1,298**	**2,129**	**– 1,201**	**1,778**	**– 97**	**351**
Cash and cash equivalents at December 31[3]	**2,987**	**4,285**	**2,238**	**3,439**	**749**	**846**
Securities and loans	3,837	4,581	3,496	4,101	341	480
Gross liquidity	**6,824**	**8,866**	**5,734**	**7,540**	**1,090**	**1,326**
Total third-party borrowings	– 45,602	– 42,794	– 5,275	– 4,839	– 40,327	– 37,955
Net liquidity	**– 38,778**	**– 33,928**	**459**	**2,701**	**– 39,237**	**– 36,629**

[1] Including allocation of the consolidation adjustments between the Automotive and Financial Services divisions.
[2] Mainly relating to valuation of financial instruments at market value and the use of the equity method.
[3] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and deposits at the German Federal Bank.

December 31, 2002, taking into account the additional inflows and outflows of funds arising, in particular, from the change in securities investments and from financing activities. After including securities, which mainly decreased compared to the prior year because of their inclusion at fair value at the balance sheet date, loan receivables and after deducting borrowings, net liquidity totalled 0.5 billion €. With this result, the Automotive Division shows a positive net liquidity again in 2002, a year characterized by substantial levels of upfront expenditure.

FINANCING OF THE GROWING FINANCIAL SERVICES DIVISION

As is common in the industry, the increasing funding requirements of the Financial Services Division could not be fully met by cash flows from operating activities. Consequently, the residual funding requirement for the procurement of lease vehicles and the expansion of the customer and dealer financing business, totalling 4.6 billion €, was covered mainly by borrowing on the capital markets. This resulted in a shift from short-term finance towards long-term borrowings in the form of bonds. Cash and cash equivalents decreased slightly against the level at the end of the prior year to 0.7 billion €. Net liquidity totalled – 39.2 billion €.

CASH AND CASH EQUIVALENTS IN THE GROUP

The Volkswagen Group held cash and cash equivalents totalling 3.0 billion € as per December 31, 2002. As the ongoing expansion of the financial services business required additional capital, total borrowings in the Group increased significantly. As a consequence, the net liquidity of the Volkswagen Group totalled – 38.8 billion €.

GROUP REVENUES

In the financial year 2002 the Volkswagen Group generated sales revenues of just under 87 billion €. The 1.8 % fall against the prior year stems from the automobile business, and is primarily due to the decline in unit sales as a result of falling demand. By contrast, the sales revenue of the Financial Services Division from leasing and rental business rose by more than 10 % to almost 9.5 billion €. The proportion of total Group sales revenue generated outside Germany rose slightly to 72.5 (72.3) %.

The cost of sales decreased by 1.8 % owing to lower volumes, but also qualitatively as a result of the cost cutting measures implemented. Consequently, the gross margin of the Automotive Division across the Group as a whole of 14.7 % was again slightly improved against the prior year comparative (14.6 %), in part as a result of the growth in operating lease business. The Financial Services Division achieved a gross profit of 1.5 billion €, 145 million € up on the prior year. This resulted in particular from the expansion of business in the financing and leasing sector as well as in direct banking.

Distribution costs remained virtually constant in absolute terms in 2002, at 7.6 billion €, though this also reflected positive effects from the translation of distribution costs of Group companies outside Germany based on the change in exchange rates, particularly of the US Dollar against the Euro. The tougher competitive conditions in North America and Western Europe, entailing correspondingly higher expenditure on sales incentives, are clearly indicated by the analysis of distribution costs as a percentage of sales revenue, which increased to 8.7 (8.5) %. The administrative expenses, too, were around the prior year level. The other operating result of approximately 0.5 billion € was positive, though higher value-adjustments on receivables to take account of reduced volumes and market conditions and higher losses from the disposal

CONSOLIDATED INCOME STATEMENT BY DIVISION

million €	Volkswagen Group 2002	Volkswagen Group 2001	Automotive[1] 2002	Automotive[1] 2001	Financial Services 2002	Financial Services 2001
Sales revenue[2]	**86,948**	**88,540**	**77,489**	**79,966**	**9,459**	**8,574**
Cost of sales[2]	74,188	75,586	65,531	67,512	8,657	8,074
Gross profit of Automotive Division	**12,760**	**12,954**	**11,958**	**12,454**	**802**	**500**
Gross profit of Financial Services Division[3]	**1,238**	**1,328**	**– 246[4]**	**– 11[4]**	**1,484**	**1,339**
Distribution costs	7,560	7,554	6,919	6,954	641	600
Administrative expenses	2,155	2,154	1,502	1,543	653	611
Other operating result	478	850	749	926	– 271	– 76
Operating profit	**4,761**	**5,424**	**4,040**	**4,872**	**721**	**552**
Financial result	– 775	– 1,015	– 793	– 985	18	– 30
Profit before tax	**3,986**	**4,409**	**3,247**	**3,887**	**739**	**522**
Income tax expense	– 1,389	– 1,483	– 1,210	– 1,282	– 179	– 201
Profit after tax	**2,597**	**2,926**	**2,037**	**2,605**	**560**	**321**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Income and expenses from Financial Services Division operating lease contracts are included in sales revenue and cost of sales.
[3] Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance lease contracts.
[4] *Primarily consolidation adjustment relating to financing cost subsidies.*

SHARE OF SALES REVENUE BY MARKETS 2002 (IN %)

Market	%
Europe (excluding Germany)	41.8
Germany	27.5
North America	19.9
Asia/Oceania	5.9
South America	3.8
Africa	1.1

of assets meant the prior year level was not reached. Consequently, the operating profit of the Volkswagen Group of 4.8 billion € was 12.2 % down on the 2001 level. The financial result improved by 240 million € to – 0.8 billion €. This included higher earnings from investments accounted for using the equity method and the change in value of derivative financial instruments, partially offset by change in the fair values of securities and investment funds at the balance sheet date.

SECOND BEST EARNINGS IN THE HISTORY OF THE COMPANY

In 2002 the Volkswagen Group posted a profit before tax of 3,986 million € (– 9.6 %), the second best result in the history of the Company. The return on sales fell by 0.4 percentage points to 4.6 %. Stripping out the burden of the balance sheet date valuation of securities and investment funds at fair value, the profit before tax would have been 4,512 million €, 0.6 % up on the prior year.

After deduction of income tax expenditure, the Group recorded a net profit for the year of 2,597 million € (– 11.3 %), representing an increase in the effective tax rate of 1.3 percentage points against the prior year to 34.9 %.

Details of the development of business of the Automotive and Financial Services divisions are presented in the section headed "Divisions".


BENTLEY
Power, Performance and Luxury
The Continental GT is the fastest genuine four-seat coupé in the world, combining Bentley handcraftsmanship with technology.
1 WO

OUR SUPPLIERS

We are **open** to anyone who delivers **quality**

Quality improvement demands exchange of knowledge. Making the information we exchange with our suppliers as precise as possible optimizes our products. Our communication channels are the new media, providing a continuous information flow between us and our suppliers. Negotiations, purchase orders and invoices are exchanged in dialogue through virtual channels. We reward our suppliers for high standards in terms of quality, environmental protection, logistics and development.



RESEARCH AND DEVELOPMENT

Efforts bear fruit

All eyes were on us when we launched into a new segment with the Touareg. The acclaim from the press and our competitors was our reward for years of research and development work.

CUSTOMER-ORIENTED PRODUCT DEVELOPMENT

At Volkswagen, product development is targeted at meeting the needs of customers. Aspects such as design and functionality remain key elements, alongside high safety standards and environmental sustainability.

In the financial year 2002 the Group entered new segments with the Phaeton and the Touareg, and has continued to pursue its strategy of broader market coverage. In the luxury Sports Utility Vehicle class Volkswagen's new Touareg V10 TDI 230 KW (313 bhp) unit, delivering 750 Nm of torque, is the top-performing passenger car diesel engine in the world, and the height-adjustable adaptive air suspension system also sets new standards in its class. The luxury-class Phaeton model will in future be complemented by a stretched version.

With the Touran Multi Purpose Vehicle Volkswagen is entering another new market segment. Based on the A-class, the Touran's main technical features are its impressive use of space, an electromechanical power steering system and a four-link rear axle.

The New Beetle Cabrio, launched in 2002, has an automatically deployed anti-roll bar, which provides avant-garde design while still conforming to Volkswagen's high safety standards. The SEAT Cordoba and the Bentley Coupé, launched at the Paris Motor Show, represented further new developments from the Group in the past year.

Volkswagen will be maintaining the continuous updating of its model range with successor models to the Golf and the Transporter. The main focus for the Audi brand, following the launch of the new Audi A8, is on the successor to the Audi A3.

The focus of engine and gearbox development was on the new 6-speed automatic gearboxes. The new units will be fitted in the next-generation Golf as well as in the Touareg and the Phaeton, for which they are also designed to be used in the top-of-the-range diesel engine, the V10 TDI.

In November 2002 Volkswagen presented a world's first: the sporty, economical six-speed automatic DSG (Direct Shift Gearbox). Its most impressive feature is its highly dynamic power transmission with no loss of traction, based on an integral dual clutch. The gearbox is designed for differing engine characteristics and vehicle models. In comparison with the existing 4- and 5-speed automatics, the new direct shift gearbox provides improved driveability combined with lower fuel consumption. The gearbox, already fitted in the Golf R32 as from first quarter 2003, will also be offered for other models in the course of the year.

Volkswagen has continued to pursue its FSI strategy, successively expanding its range with the production start-up of the 1.4 l/63 KW (86 bhp) and 1.6 l/85 KW (115 bhp) units.

Electrical and electronic components and technology are becoming ever more important in automotive development. In order to control complexity and cost, Group-wide electronics platforms for hardware and software have been defined. In response to its growing importance, a strategic realignment of electronic componentry and a qualitative and quantitative expansion of capacities in that area were required. The first fruits of that initiative on the product side, received with great acclaim both by the market and the trade press, were the operator control logic for key vehicle functions in the Audi A8, Phaeton and Touareg, as well as the personalization of a large number of driver set-up options. These are examples of consistent orientation to customer needs by Volkswagen, right from the development phase.

The Volkswagen Group will be driving forward its activities intensively in the fields of recycling-friendly total vehicle solutions, new vehicle concepts and safety systems in the coming years.

The innovative power of Volkswagen was demonstrated by the total of 852 patent applications – 693 in Germany and 159 abroad – registered by Group employees.

RESEARCH AND DEVELOPMENT COSTS

In the financial year 2002 research and development costs were up on the prior year, at 4,371 million €. The capitalization rate of 56.3 % was around the prior year level. Research and development costs charged to the income statement in the Automotive Division of the Volkswagen Group totalled 2,891 million € (+ 8.7 %). They represented 3.7 (3.3) % of the Automotive Division's sales revenue. Volkswagen AG research and development costs accounted for in accordance with the German Commercial Code totalled 2.7 billion € (+ 0.2 %), virtually the same level as the prior year.

The Research and Development function, including the vehicle producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. not fully consolidated, employed 20,577 people Group-wide (+ 3.3 %).

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

million €	2002	2001	%
Total research and development costs	4,371	3,923	11.4
of which: capitalized	2,460	2,180	12.8
Capitalization ratio in %	56.3	55.6	
Amortization of capitalized development costs	980	917	6.9
Research and development costs charged to the income statement	**2,891**	**2,660**	**8.7**

BUSINESS PROCESSES

We like to set our quality standards high

To err is human, but not unavoidable. Quality is a watchword not only in production, but in all business processes, right through to sales.

PROCUREMENT

PRODUCTION

QUALITY

EXPANSION OF eBUSINESS ACTIVITIES

In close collaboration with its suppliers, Volkswagen has progressed its eBusiness activities begun in 2001 from a B2B marketplace to a B2B supplier platform. The portal at "www.vwgroupsupply.com" optimizes the information flow between the Volkswagen Group and its partners while at the same time creating a stronger link between supplier and Group processes. The core of the system is the new "VWGroupSupply" supplier database, which in future – containing, as it does, all the suppliers to the Volkswagen Group – will represent one of the largest component supplier listings in the automotive industry. In it, all suppliers will be able to record their individual calling cards – that is, the range of products and services they offer to the Volkswagen Group. The virtual applications, including

- the "Electronic Supplier Link (ESL)" online inquiry facility
- online negotiating
- online catalogue purchasing
- "eCAP" capacity management
- online standard texts

will save time, cut costs and so boost the competitiveness of the Volkswagen Group. This communications platform now also integrates other processes, such as technical modifications and invoice processing, online.

WIN-WIN SITUATION BASED ON POSITIVE COLLABORATION

New approaches to working together with suppliers are aimed at achieving transparency and facilitating knowledge transfer. The focus is on optimizing the supply chain. In order to advance that process, 2002 saw the presentation of the first "Volkswagen Group Award" to selected suppliers. In these awards, Volkswagen recognized its top suppliers, categorized by commercial performance, quality, environmental protection, logistics and development.

QUALITY ASSURANCE MEASURES WITHIN THE SUPPLY CHAIN PROCESS

To further optimize the supply chain process, quality-related data will soon be able to be exchanged with suppliers by way of the B2B supplier portal. A pilot project in support of the "Zero-Defect Supplier" program has already been initiated. The aim of this quality offensive is to achieve problem-free processes at our plants and so improve our cost structure, the quality of our products and, ultimately, our competitiveness.

PURCHASING VOLUME

The purchasing volume in the Group decreased in the reporting period by 4.2 % to 57.2 billion €. 49.9 (53.8) % of suppliers were based in Germany. Volkswagen AG increased the purchasing volume at its six German sites to 19.5 billion € (+ 0.5 %), of which 70.6 (73.2) % was sourced from within Germany. Of the overall purchasing volume, 15.9 (15.2) billion € was spent on production materials and 3.6 (4.2) billion € on capital goods and services.

VIRTUAL TECHNOLOGIES BRING PRACTICAL SOLUTIONS

The key to mastering the continuously increasing product diversity at Volkswagen lies in short, quality-oriented product creation processes which are achieved, in particular, by consistent application of virtual technologies. Customized vehicle configuration enables customers' wishes to be met even more closely than before.

Design engineers and production planners use virtual technologies to design, simulate and optimize a wide variety of functions and processes on computer for individual components as well as complete vehicles and their production. This is all done long before the cost and labour intensive prototyping stage, and before any plant is assembled. "Virtual production" in the "digital factory" enables faster, higher-quality vehicle testing and optimizes production start-ups. Future Volkswagen models will be built first from data compiled on computer. The new Polo was the first Volkswagen vehicle to be subjected to virtual acceptance testing of its front end in all engine variants.

"GLÄSERNE MANUFAKTUR" DRESDEN

With the "Gläserne Manufaktur" glass-walled manufacturing plant in Dresden, the birthplace of the new Phaeton luxury-class saloon, Volkswagen was the first automobile manufacturer to implement a production concept linking the processes of classic industrial automobile production with handcrafting skills. The fully glazed building frontage creates an expansive interior atmosphere and offers an insight into the production processes. Another unique feature is the facility for customers to see the individual production steps being carried out on their vehicle.

The production routines are tailored to the human beings involved in the manufacturing process. For example, the manipulator is a navigable roller-mounted aid enabling large, heavy items such as complete instrument panels to be positioned accurately to the millimetre for fitting in the vehicle body.

Based on precisely timed assembly cycles, the cleanliness of the production facility, the optimum staff training and safe processes, Volkswagen attains the very highest level of production quality.

AUTO 5000 GMBH

With its Auto 5000 GmbH unit, the Volkswagen Group is demonstrating that vehicles can also be built at competitive cost and in top quality at German facilities. In this way, a state-of-the-art "factory-in-factory" is being constructed on the Wolfsburg site for the new Touran compact van, creating 3,500 new jobs.

Improvements in productivity and cost reductions made necessary by tougher competition can no longer be achieved by state-of-the-art technology and a high degree of automation alone. Rather, the aim now is to utilize all available potential, especially the know-how of the personnel involved, and combine automotive engineering, production engineering and work organization techniques in an optimum, process-oriented manner. This is most effectively achieved by means of teamworking, in which employees design and control the processes in which they are involved, becoming "process owners", and take responsibility for the results of their work.

With flat hierarchies, more process competency and an increased awareness of their responsibilities, the teams are better able to adapt to the changed production and competition environment. The teams themselves decide whether they need the assistance of engineers from planning, maintenance or other service departments.

The collective pay model implemented by Auto 5000 GmbH assigns responsibility for attaining agreed volume and quality targets directly to the employees, thereby ensuring the maximum degree of independence on-site within the production process. The working day's end is flexible, based on completion of scheduled tasks. If volume and quality targets are not met, the employee concerned stays on at the end of the shift to do the necessary additional work. The additional labour is remunerated only where responsibility for the failure to meet set targets lies with the Company and not the employee.

FAST AND FLEXIBLE WITH THE TURNTABLE SYSTEM

For a Global Player like Volkswagen, with almost 60 models and numerous variants, ever more specialized customer wishes and fluctuating demand for individual models, precise production planning is a key factor in retaining a competitive edge. The Golf class alone, with its variants, is built at eight plants in seven different countries. A complex manufacturing structure of this kind requires production planning to be adapted closely to rapidly changing demand.

In order to deal with those problems, Volkswagen has developed the "turntable concept", which permits model-specific work to be carried out using flexible production facilities. In this way, production volumes at plants producing two different models can be adjusted quickly and with relatively little effort. Such adjustments can be made both within a plant between models as well as between the plants. The Bratislava plant in Slovakia currently builds mainly the Polo, but also produces 300 Golf units a day. It has also started production of the new Touareg SUV. In order to not increase overall capacities, the Golf production volume will be transferred to other locations, such as Wolfsburg.

QUALITY MANAGEMENT

Quality is not only a measure of how good a product or service is, it is an umbrella term covering the striving for certainty, orientation and reliability. It demands concepts to match the products and services to the needs and expectations of customers.

Offering customers outstanding quality in order to ensure their long-term loyalty to the brands of the Volkswagen Group is not only achieved by focussing solely on the quality of the products. Modern quality management covers the products as well as excellent customer support, and not least robust processes. Robust processes, characterized by a high degree of repetition accuracy, are seen by Volkswagen as the means of achieving through-going optimization of the value added chain. They permit work to be completed in a more targeted way, more precisely and more efficiently, and help to cut quality costs. The earlier a defect is eliminated, or ideally if it can be avoided right from the start, the lower will be the cost incurred. Consequently, one of the key tasks of quality management at Volkswagen is to help design processes throughout the Company and optimize them where appropriate together with the line departments concerned. Avoidance rather than repair is the challenge. To that end, staff from the various process stages jointly devise transparent, efficient processes and procedures.

The Volkswagen Group's Quality function provides advice and support as a partner to the operational departments and delivers appropriate methods to reduce quality costs further. In addition to highly qualified and motivated staff, knowledge management is key to success in this area. A defect must not only be detected, the knowledge of how to rectify it must be immediately disseminated, regardless of where it occurred and where in the Company relevant prior experience already exists. But the key element of knowledge management is listening to the customer, and meeting new expectations as quickly as possible. Because only by acting quickly and efficiently, and by continuous improvement, will Volkswagen be able to safeguard its competitive edge, aimed at the one ultimate goal: satisfied and loyal customers.


ŠKODA
1S1 2597

Original and Great: Fabia

Unique styling, highest technical quality and the excellent price-value-ratio is a convincing combination.

OPEN WORKING ENVIRONMENT

Flexible **new contracts** get a chance

"Jobs for the jobless" is a model which gives everyone the chance of work. Talent is prized ahead of qualifications. Whoever makes it through the selection procedure learns on the job, and may well get a qualification later on to prove it. And our working environment, too, is different to others in the car making world: time is not the critical factor, rather the results achieved. Each member of the team bears the responsibility for their own performance. The production of the new Touran in Wolfsburg is proof that the "5000x5000" model works when it comes to making Germany competitive as a manufacturing base.



LEGAL MATTERS

MAJOR CHANGES TO INVESTMENTS

With effect from January 1, 2002 Volkswagen AG acquired the shares of Södertälje Bil Invest AB, and as a result indirectly acquired a further 50 % holding in Svenska Volkswagen AB, Södertälje/Sweden, thereby increasing its holding in that company to 100 %. Svenska Volkswagen is the Swedish importer for the Volkswagen, Audi, SEAT and Škoda brands as well as for Porsche.

Likewise with effect from January 1, 2002, Volkswagen AG acquired from SCANIA all the shares in Din Bil Holding AB, Sweden. That company is the sole shareholder of Din Bil Sverige AB, which operates dealerships in Sweden for the Volkswagen, Audi, SEAT and Škoda brands as well as for Porsche.

PENDING LEGAL CASES

In the dispute regarding investment grants to the plants in Mosel and Chemnitz, no judgement had yet been passed by the European Court at the time this report went to press. In 1996 the European Commission had considered grants totalling some 123 million € as not in compliance with the Common Market. In February 2000 Volkswagen AG appealed against the judgement of the Court of First Instance in favour of the European Commission. The action of the Federal Republic of Germany filed with the European Court of Justice in the same matter is likewise still pending.

The European Court of Justice has not yet passed judgement on the appeal lodged on September 14, 2000 by Volkswagen AG against the decision of the European Court of First Instance in respect of alleged obstruction of exports.

Likewise, no judgement has yet been passed in the action filed by Liverpool Limited Partnership, Bermuda at the Braunschweig Regional Court. The case concerns a lawsuit against the resolutions passed by the Annual General Meeting on June 7, 2001 relating to ratification of the actions of the members of the Board of Management and of the Supervisory Board for the financial year 2000 and relating to the authorization to acquire treasury shares.

On June 29, 2001 the European Commission imposed a fine of 30.96 million € on Volkswagen AG for alleged influencing of dealer pricing. Volkswagen lodged an appeal to the European Court of First Instance against this decision on September 10, 2001. No hearing date has yet been scheduled.

Following the Annual General Meeting on April 16, 2002, a shareholder filed an action at the Hanover Regional Court for disclosure of information in accordance with Section 132 of the German Corporation Act. No judgement has yet been passed on the action.

DEPENDENCY REPORT

In accordance with Section 312 of the German Corporation Act (AktG), the Board of Management of Volkswagen AG has submitted to the Supervisory Board a report on the past financial year, containing the following concluding declaration:

"We declare that, according to the circumstances known to us at the points in time at which each of the legal transactions with related companies in the sense of Section 312 AktG were entered into, our Company received an appropriate consideration for each of the said legal transactions. No legal transactions or measures were either undertaken or omitted on the instruction of or in the interests of the State of Lower Saxony and its related companies in the reporting year."

RIGHTS TO THE ROLLS-ROYCE BRAND NAME

The rights of the Volkswagen Group to use the Rolls-Royce brand name ended on December 31, 2002. Accordingly, from that date no more Rolls-Royce vehicles will be produced by the Volkswagen Group.

RISK REPORT

Only the risks we can't control are really risky

Political decisions and turbulence on financial markets influence consumer demand. Those are risks we cannot control. But the precautions we take provide us with all-round protection: new, additional partners in production and distribution, flexible working time models and an expanded product range meeting all our customers' needs.

RISK MANAGEMENT SYSTEM

The aim of all business activity is to identify and exploit opportunities to enhance the value of the business. In this, Volkswagen – as a Group of companies operating on a worldwide scale – is also exposed to risk. The responsible handling of global uncertainty forms part of the risk management system operated by Volkswagen. The object of this system is to identify business risk in a timely manner and to limit it to such an extent that the economic benefit of the relevant business activities outweighs the risk. Alongside the existing reporting and early warning system, the risk situation is routinely assessed on the basis of written and verbal surveys. The risk management system is an integral part of Group management practice, and has been assessed by the Company's external auditors. Accordingly, it conforms to the requirements of the German Law governing controls and transparency in business (KonTraG).

MACROECONOMIC RISK

The economic situation in most industrialized nations is at present characterized by a high degree of uncertainty as to future developments. Any potential upward trend is endangered in particular by the political situation in the Middle East. A military conflict would reduce the supply of oil, leading to higher oil prices which could impact significantly on the economies of the industrialized nations.

The low interest rates set by the central banks have not had the desired positive effects on consumer demand and investment either in the USA or in Europe. Volkswagen, as the market leader, would not be able to avoid the impact of sustained weakness of demand in Western Europe in particular.

Ongoing stock market declines would be likely to result in continued consumer uncertainty. Falling share prices would impact on the investments of the Volkswagen Group and so have a negative effect on its financial result.

Other uncertain risks exist with respect to the precarious situation in Latin America. In Argentina, in particular, the possibility of further depreciation of the currency as well as economic and political uncertainty cannot be excluded. Those risks have now also spread to Brazil. No stabilization of the Real is likely to be seen in the near future. Volkswagen limits the risk of a rise in the exchange value of the Euro by means of currency hedging transactions, as detailed in the notes to the financial statements (31).

SECTOR-SPECIFIC RISK

Signs of recovery in the automotive sector are emerging only slowly. The major sales incentives being offered by US companies, in particular, are intensifying competitive pressure. In the Western European passenger car market, too, competitive conditions are becoming tougher as a result of price discounts and the favourable financing terms being offered to customers. The Volkswagen Group is countering this trend by its strategy of retaining the value of its products. It is also holding to its basic principles of eligibility for credit.

The Volkswagen Group is also responding to changed market conditions with a well-balanced, updated range of models. Furthermore, Volkswagen's targeting of niche markets is responding to the more and more individual needs and desires of customers, enabling it to penetrate new market segments and expand its market coverage.

COMMERCIAL RISK

The continuing difficult economic climate in Latin America is having a significant impact on demand for consumer goods. As there is no sign of an economic upturn in the foreseeable future, there are risks in that region in respect of the future development of sales for the Volkswagen Group. Group sales may also be placed at risk in particular if other automobile manufacturers in the Western European and North American passenger car markets further extend the sales incentives being offered.

PROCUREMENT RISK

Close cooperation between suppliers and manufacturers brings economic benefits, but also increases mutual dependency. This may lead to interruptions of production due to delayed or missed deliveries or quality defects, resulting in loss of earnings.

To limit such risk, Volkswagen has further expanded its B2B database. The "VWGroupSupply" supplier database provides a tool for close control and monitoring of procurement activities. The database also permits continuous exchange of quality-related information with suppliers, enabling product quality to be further improved.

PRODUCTION RISK

The economic risk of interruptions to production is adequately covered by appropriate insurance policies. The Volkswagen Group is able to respond to varying demand in a timely and cost-effective way based on flexible working time models and the flexible deployment of production facilities (the turntable concept).

PERSONNEL RISK

In the global competition to recruit the best specialist and management staff, the Volkswagen Group is seen as particularly attractive. The risk of fluctuation and consequent outflow of knowledge and skill is significantly reduced by development programs which promote overall employee satisfaction. With the establishment of its AutoUni college, Volkswagen aims not only to train top-level personnel but also to engender loyalty to the Company.

FINANCING RISK

The increasing capital requirements of the expanding financial services business are covered in the markets at home and abroad. The sound financial structure and longstanding high credit rating of the Volkswagen Group by leading rating agencies allows the Group to procure external financing at favourable terms. The long-term positive results are detailed in the section headed "Financial Communication".

LEGAL RISK

The European End of Life Vehicles Directive was enacted in national law in Germany by the End of Life Vehicles Act (Altfahrzeuggesetz) with effect from July 1, 2002. As a result, owners are now able to return their vehicles for disposal at the end of their useful lives free of charge to the collection centres designated by the manufacturers and importers. This applies initially to vehicles registered prior to the enactment of the law and will be extended to cover all existing vehicles in January 2007. As other member states of the European Union have not yet fully implemented the Directive, and the effects of the planned eastward expansion of the European Union on the collection of end of life vehicles cannot yet be estimated, no clear forecast can at present be made as to the expected financial burden imposed on the Volkswagen Group in the EU member states outside Germany. Against that background, existing provisions have been reviewed and adjusted accordingly. The consequences arising from the material prohibitions applicable with effect from July 1, 2003 remain open to question, as the necessity to use substitute materials and resultant increases in production costs have not yet been determined.

The European Commission has issued a new Block Exemption Regulation relating to the sale of automobiles, which came into force on October 1, 2002. Existing exempt contracts at that date will remain valid until September 30, 2003. The new Block Exemption Regulation gives dealers the choice to sell vehicles from different manufacturers if they so wish.

Selective distribution based on qualitative or quantitative factors will in future apply only to new vehicles. Service centres which meet the required standards must be authorized. In this context, Volkswagen will be reformulating the basis of its contracts with dealers. The Volkswagen Group is of the view that the new provisions will enable the tried and proven sales and service network to be maintained as before to the benefit of customers.

In 2003 the German Federal Government plans to increase the tax on company cars also available for private use. Such a change in the law would pose a risk to the sales of Volkswagen as a volume manufacturer and distributor of high-quality premium vehicles. A change in buying trends towards lower-cost models with lower equipment specifications is to be expected. The precise effects on demand for Volkswagen models cannot be forecast at present, as the legislative process was not yet completed at the time this report went to press.

GOING-CONCERN RISK

Taking into account all the information known to us at present, the Volkswagen Group currently faces no discernible risks which may endanger its continued existence in the foreseeable future.

FOLLOW-UP REPORT

No other matters of special note occurred after the end of the financial year, beyond those already cited.

VOLKSWAGEN AG (CONDENSED, ACCORDING TO GERMAN COMMERCIAL CODE)

UNIT SALES, PRODUCTION AND WORKFORCE OF VOLKSWAGEN AG

Volkswagen AG sold a total of 2,063,383 vehicles in the year under review, 4.3 % down on the prior year. The proportion of total units sold outside Germany increased to 68.9 (67.9) %.

Primarily as a result of the continuing decline in demand in Europe in the first half of the year, production at the German sites of Volkswagen AG decreased by 13.3 % to 956,617 vehicles. Average daily production was 4,390 units (– 6.4 %).

With 104,704 employees as at December 31, 2002, the number of people working for Volkswagen AG was below the prior year level (– 0.8 %). The proportion of women in the total workforce increased slightly to 12.8 (12.5) %. The proportion of non-German employees remained virtually constant at 7.4 (7.5) %. The proportion of skilled technical personnel in the industrial workforce possessing a VW-related qualification was 56.8 (56.7) %; 10.3 (9.7) % of the workforce were university or technical college graduates.

INCOME STATEMENT OF VOLKSWAGEN AG

million €	2002	2001
Sales revenue	**43,087**	**44,197**
Cost of sales	40,412	41,136
Gross profit	**+ 2,675**	**+ 3,061**
Distribution costs and administration expenses	2,996	2,814
Other operating income less other operating expenses	+ 606	+ 596
Financial result*	+ 1,542	+ 870
Results from ordinary business activities	**+ 1,827**	**+ 1,713**
Extraordinary expenses	–	96
Profit before tax	**+ 1,827**	**+ 1,617**
Income tax expense	791	699
Profit after tax	**1,036**	**918**
Profit carried forward from previous year	47	51
Withdrawal from reserves for treasury shares	–	3
Retained earnings	518	420
Net earnings available for distribution	**565**	**552**

* Including depreciation of financial assets.

ORDERS RECEIVED BY VOLKSWAGEN AG

The continued weakness of demand on the German automotive market again experienced in 2002 meant that domestic orders received by Volkswagen AG fell by 5.0 % against the prior year. In Western Europe excluding Germany, too, the prior year comparative was not matched (– 7.3 %). At December 31, 2002, Volkswagen AG held orders for 63,476 vehicles (– 13.3 %) in Germany and 92,997 (– 21.7 %) in Western Europe excluding Germany.

PROPOSAL ON APPROPRIATION OF NET EARNINGS AVAILABLE FOR DISTRIBUTION

€	2002
Dividend distribution on subscribed capital (1,089 *million €*)	505,265,823.90
of which on ordinary shares*	362,141,763.10
on preferred shares	143,124,060.80
Balance (carried forward)	60,109,835.33
Net earnings available for distribution	**565,375,659.23**

* *Excludes 41,719,353 treasury shares that would carry dividend rights if no longer held by the Company on the date of the Annual General Meeting.*

HIGHER EARNINGS FROM LOWER SALES REVENUE

In 2002 the sales revenue of Volkswagen AG was 2.5 % down on the prior year. The main reason for this was the market-related fall in domestic sales revenue (– 4.6 %). The proportion of total sales revenue generated outside Germany increased from 66.0 % to 66.7 %. The reduction in cost of sales of – 1.8 % was less than that in sales revenue. As a consequence, the gross profit of 2.7 billion € was 12.6 % down on the prior year.

Distribution costs rose by 8.0 %, mainly as a result of higher expenditure on sales incentives. The ratios of administrative expenses and other operating result to sales revenue remained virtually unchanged. By contrast, the financial result improved by 77.2 %. It had been heavily burdened in the prior year by a loss arising from the transfer of treasury shares to Volkswagen Beteiligungs-Gesellschaft mbH. Overall, the result from ordinary business activities of Volkswagen AG was 6.6 % up on the prior year.

DIVIDEND PROPOSAL

The Board of Management and Supervisory Board propose to the Annual General Meeting the payment of the same dividend per no-nominal-value share as in the prior year. After transferring 518 million € to free reserves, the payment of a dividend of 1.30 € per ordinary share and 1.36 € per preferred share will be approved.

ASSET AND FINANCIAL POSITION

The total assets of Volkswagen AG decreased in the financial year 2002 by 4.3 % to 29.8 billion €. As opposed to reduced current assets, there were increased non-current assets (+ 12.5 %) of 19.5 billion €. Investments in tangible and intangible assets rose by 59.2 % to 2,772 million €. They were directed primarily into new products, model facelifts and restructuring measures focussed on the Wolfsburg and Hanover plants. Financial investments decreased by 57.0 % to 1,098 million € as a result of lower capital contributions to subsidiaries.

Current assets decreased by 25.5 % to 10.3 billion €. Increased inventories were set against reductions in receivables and other assets, particularly arising from the repayment of intra-Group financing from companies of the Financial Services Division, and in liquid funds.

Capital and reserves (including special items with an equity portion) increased in line with earnings by 5.7 % to 10.5 billion €. The capital ratio increased from 31.8 % in the prior year to 35.2 % in connection with the decrease in total assets. Provisions and accruals increased by 6.4 % to 13.9 billion €, while liabilities decreased by 33.6 % to 5.4 billion €, of which 1.7 billion € (– 66.7 %) were interest-bearing.

BALANCE SHEET OF VOLKSWAGEN AG AS AT DECEMBER 31

million €	2002	2001
Non-current assets	19,497	17,326
Inventories	2,604	2,302
Receivables	6,527	9,289
Cash and cash equivalents	1,142	2,198
Total assets	**29,770**	**31,115**
Capital and reserves	10,468	9,900
Long-term borrowings	6,414	6,314
Medium-term borrowings	3,874	3,441
Short-term borrowings	9,014	11,460

The financial statements of Volkswagen AG (according to German Commercial Code) will be published in the "Bundesanzeiger" and submitted to the Register of Companies at the Wolfsburg District Court. Copies of the financial statements can be obtained free of charge from the address given in the imprint of the report.


16·4EB67

BUGATTI

The Rebirth of a Myth

The new Bugatti Veyron, a piece of art of technical perfection and aesthetic design: centre engine, 4-wheel-drive, 1001 bhp, 406 kph – unique!

OUR CUSTOMERS

You will always find a **listening ear**

Listening to what the customer has to say is our primary goal. To achieve this goal – alongside the advisors at our dealerships – we also offer a direct link through our call centre. Queries usually relate to the vehicle itself, dealing with technical problems. But customer satisfaction does not depend on technical competence alone. To maintain the standards embodied in the phrase "Made by Volkswagen", we are continually extending our range of services with financing, advice and information.





OUTLOOK

New models on the way

We are making provision for the future instead of making cuts. We have made use of the recessionary phase to expand our product range. Our aim is to offer the right model for every customer requirement. Volkswagen is a partner in every phase of life, from the entry-level compact to the luxury-class saloon.

GENERAL ECONOMIC DEVELOPMENT

The prospects for a substantial recovery in the global economy in 2003 have been somewhat dampened in recent months as a result of the crisis of confidence being manifested throughout the world. Stronger growth is forecast for this year only in the emerging countries of East Asia and in China. In the USA the forecast is for a slight increase in the growth rate, at best. In South America the situation remains under pressure owing to the critical economic development in Argentina and Brazil. Japan is forecast to achieve a small amount of economic growth this year, for the first time since the year 2000.

In Western Europe, despite rising exports, growth will be only slightly above the prior year level. In Germany, weak growth will persist, with domestic demand held back by the ongoing high level of unemployment and continuing uncertainty.

DEVELOPMENT OF AUTOMOTIVE MARKETS

Economic conditions and political uncertainty mean that global demand for automobiles will increase only marginally against the prior year's levels in 2003.

The expected downward trend in new vehicle registrations in North America stems particularly from the weaker automobile demand in the USA. In that market, the above-average range of models in the Sports Utility Vehicle (SUV) segment is cutting sales of traditional passenger cars. While the Canadian passenger car market is stagnating, new vehicle registrations in Mexico will be slightly up on the prior year level.

In the South American passenger car market no upward trend is yet expected in 2003. While the passenger car market in Brazil is forecast to grow slightly, there is as yet no sign of a lasting reversal of the longstanding downward trend in the Argentinian market.

Demand for passenger cars in the Asia-Pacific Region will sustain its positive trend in 2003, with the main driver of growth once again being the Chinese market, which continues to expand at above-average rates. Conversely, new vehicle registrations in Japan will increase only moderately.

The overall passenger car market in Western Europe will continue to contract relative to the financial year 2002. Forthcoming updates to high-volume models will not impact positively on demand in Western Europe until the end of 2003. The Italian passenger car market is expected to be impacted by the fall-off in sales following the rush to buy prior to expiry of the reward scheme for the scrapping of old vehicles at the end of 2002. After a record year in 2002, Great Britain is also expected to see a decline in new vehicle registrations. For Eastern Europe a further slight growth in sales is expected in 2003, with the markets in the countries scheduled to join the EU over the coming years again seeing positive development. Following the dramatic collapse in the Turkish automotive market in the last two years, an increase in new passenger car registrations is forecast this year.

In Germany, the main driver of passenger car sales will be the backlog of replacement demand, though this year new vehicle registrations are forecast only to reach the prior year's level. No substantial recovery in the automotive sector is expected until the end of 2003.

AUTOMOTIVE MARKET FACING NEW CHALLENGES

The development of the automotive market is characterized by a wide variety of new vehicle concepts and the more widespread deployment of electronic applications. Thus individual customer wishes are playing an ever more important role in the development of niche products. Factors influencing the design of future vehicle generations will include, for example, legislation governing active and passive safety for vehicle occupants. In view of more stringent emission regulations, Volkswagen is driving forward the development of FSI engines and of electric and hybrid drive technologies.

The Volkswagen Group is meeting the challenge of increasing market diversity based on the creation of new segments by clearly defined profiling of the Group's brands, with distinct brand images. The product development and module strategy within the Group is being driven forward in order to ensure the cost-effective implementation of new vehicle projects.

FUTURE MODEL POLICY

In the coming years the Volkswagen Group will further modernize its product range, as well as entering different segments with new products. For example, the Volkswagen brand group will be offering a low-cost entry-level model as well as updating the high-volume Golf model. In 2003 Volkswagen will be launching its first model in the high-growth MPV (Multi Purpose Vehicle) segment in the Golf class, the Touran. Also, the Group's luxury class range will be expanded to include new engine variants of the Phaeton and of the Touareg as well as the Bentley Coupé.

In the Audi brand group, the new Audi A3 will strengthen the range of volume models. At the same time, SEAT will be launching new models to underline its sporty brand image even more strongly.

In 2003 the Commercial Vehicles brand group will be presenting the new T5 generation with the Multivan and the Transporter. By the end of the year the new delivery van model will also be launched.

INVESTMENT AND FINANCIAL PLANNING 2003–2007

In the period 2003–2007 the Volkswagen Group will be investing some 33 billion € in tangible assets in the Automotive Division, with 67 % of capital investments being made in Germany. The main reason for the high proportion of domestic investment is that updates will be focussed primarily on the model produced in Germany. The average investment ratio of 6.9 % in the planning period is a clear indication of the investment strength of the Volkswagen Group.

Some 85 % of investments in fixed assets will be related to product development and manufacturing. Key areas will be successor products as well as the addition of new models in the Golf class, the B/C

INVESTMENT AND FINANCIAL PLANNING 2003–2007 AUTOMOTIVE DIVISION (BILLION €)

70
60
50
40
30
20
10
0

Investments: 3.5 / 9.9 / 33.3
Cash-flow: 4.3 / 56.9
Net Cash flow: 14.5

Investments | Cash-flow | Net Cash flow

Others
Development costs
Investments in tangible assets
Coverage
Change in working capital
Gross Cash flow

class and the Transporter class. The planning also includes an entry-level model below the Polo. In the component sector, the migration of production to new engines and gearboxes offering low fuel consumption and compliance with emissions standards will be driven forward. Production areas, focussing in particular on press plants, paintshops and assembly shops, will be enhanced and modernized in order to meet our ambitious productivity and quality targets.

Outside of the production sector, plans include the further expansion of the development functions, quality assurance, supply of genuine parts, and IT.

Capital investment by the Automotive Division over the next five years, including additions for capitalized development costs and financial assets, will total 46.7 billion €. In this, Volkswagen will be further pursuing its objective of financing capital investments in the Automotive Division from self-generated funds. For the period 2003–2007 the expected cash flow will cover capital investments by 14.5 billion €, or 31 %.

A further 2.9 billion € of newly budgeted investment will be committed to new vehicle models in order to strengthen the joint venture in China.

In keeping with the special character of the banking and leasing business, the rapidly expanding Financial Services Division will not be able to generate all the funds needed to finance its investments from cash flow. Consequently, the capital requirement of 18.6 billion € for the vehicle rental business and 13.1 billion € for customer and dealer financing will largely be met by means of flexible financing instruments on the capital markets. A positive factor in the procurement of this financing is the high credit rating of the Volkswagen Group, enabling capital to be acquired at favourable terms.

This Report contains forecasts of the future business development of the Volkswagen Group. The forecasts are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive business in those countries, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe, especially Germany, or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US Dollar, the British Pound Sterling and the Japanese Yen.

PROSPECTS FOR 2003

In 2003 the Volkswagen Group does not expect to see any positive impetus in the global economy. There is at present no prospect of recovery in particular in Germany, or in the struggling economies of South America.

We do not expect any substantial rise in demand on automobile markets in the USA, Western Europe or Germany. We do expect strong growth impetus from China, where we are at present expanding our range of vehicles to match the rising demand.

In 2003 the Volkswagen Group will maintain its strategy of broader market coverage. With the launch of the Touran at the beginning of the year we are moving into a new, fast-growing segment. The focus of our product-related measures during the year will be on the start of production of the new Golf, which will also serve as the technical basis for additional models in the coming years. Our strategy of utilizing shared platforms for longer, and across a broader spread of models, in order to reduce development expense is part of our ongoing efforts to optimize costs. By contrast, the vehicle design update cycle will be shortened in future, enabling us to respond even more rapidly to customers' individual wishes and to market trends.

In the Financial Services sector we will continue to grow our business based on a comprehensive range of innovative automobile-related products and services.

Based on our model initiative, we again expect to sell more than 5 million vehicles worldwide in the financial year 2003. However, the crisis in South America and, especially, the uncertain political situation in the Middle East – which is bringing additional instability to the financial markets – may entail commercial risk which cannot be predicted at present. These economic and political uncertainties mean it is not possible at present to make a reliable earnings forecast for financial 2003. We will maintain our successful measures aimed at cutting costs by increasing productivity and improving processes and quality, and will continue to drive forward our innovative product policy.

Wolfsburg, February 19, 2003

The Board of Management

Bernd Pischetsrieder	Bruno Adelt	Robert Büchelhofer
Francisco Javier Garcia Sanz	Peter Hartz	Jens Neumann
Hans Dieter Pötsch	Folker Weißgerber	Martin Winterkorn


HN XU 362
AUDI
The New Audi A8.
Share the Excitement.
The new Audi A8 impressively
combines sportiness and luxury
in a new dimension.

OUR SHAREHOLDERS

Our figures are **clearly** stated for you

Openness with investors and shareholders is of great importance for Volkswagen: we enhanced the international comparability of our accounts back in 2001 with the introduction of financial statements prepared according to International Accounting Standards. Our commitment to the German Corporate Governance Code in November 2002 came as no surprise, because we have traditionally practised the measures it sets out.



VOLKSWAGEN SHARE

We are always ready to talk

We have presented our goals and strategies to investors and analysts throughout the world. Good ratings are the proof of their confidence in us. We intend to maintain and build on that confidence. After all: the more we talk, the more we understand each other.

VOLKSWAGEN SHARE

CORPORATE GOVERNANCE

VALUE-BASED MANAGEMENT

COMMUNICATIONS STRENGTHENED THROUGH STRUCTURED INVESTOR RELATIONS PROGRAM

Aiming to establish an open and credible communication with the capital market, Volkswagen has in recent years significantly strengthened its Investor Relations program both in qualitative and quantitative terms. It is our aim to intensify that dialogue further in the future, and so enhance the perception and image of Volkswagen worldwide. Our efforts in that direction have already been recognized several times internationally.

The activities of the Investor Relations function compose the following areas:

Corporate presentations

Volkswagen regularly held corporate presentations on strategic and financial issues. A key focus in our Investor Relations work is quarterly reporting and explanation of the financial results. The Board of Management also presented details of corporate strategy and future model policy.

Corporate presentations were held in Wolfsburg and at other Volkswagen sites, as well as in the major European, North American and Asian financial centres. These presentations regularly included members of the Board of Management and other representatives of top management. The Investor Relations department, through its offices in Wolfsburg and London, organized over 300 events attended by financial analysts and institutional investors in 2002.

As a result of the changing financing structure of the Financial Services Division, as it moves towards increased direct borrowing on capital markets, communications with fixed income analysts were strengthened in the past year in co-operation with Volkswagen Group Treasury.

Product-related events

Another element of communication with our investors was the presentation of the Group's broad and competitive range of products. In 2002 the major events were test drives of the Phaeton, the Touareg and the Audi A8. Investors responded with great enthusiasm to the new models, and the driving experience further enhanced their understanding of the Group's product strategy. Volkswagen also held investor events at all the major motor shows.

DEVELOPMENT OF THE SHARE PRICE, JANUARY TO DECEMBER 2002 (INDEX: AS AT DECEMBER 31, 2001 = 100)


120
110
100
90
80
70
60
50
Dec. Jan. Feb. March April May June July Aug. Sep. Oct. Nov. Dec.
Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX 50

Extensive Investor Relations activities on the Internet

A major concern of the capital markets is equal treatment of investors, particularly with regard to access to the release of corporate information. Against that background, and with a view to open and credible communication, Volkswagen's Investor Relations website, at "www.volkswagen-ir.de", offers an extensive range of the latest information on the Volkswagen Group. The site provides financial reports, latest share prices and corporate presentations, for example, as well as information on Corporate Governance issues and concerning the Annual General Meeting. Furthermore, our Investor Relations teams in Wolfsburg and London are always available for both institutional and private investors.

VOLKSWAGEN SHARE PRICE OUTPERFORMS DAX AND DJ EURO STOXX 50

Difficult economic conditions in 2002 meant that the world's major stock markets fell for the third year in succession. The leading German and European stock markets suffered substantial losses over the course of the year. The German share index, the DAX, closed 2002 at 2,893 points, down 43.9 % on the 2001 year-end.

The Volkswagen ordinary share increased in first quarter 2002, reaching its high for the year of 62.15 € on March 22. Substantial declines in the third quarter meant the price closed the year at 34.74 €, 33.8 % down on the end of the prior year.

The preferred share price ran virtually parallel to that of the ordinary share, likewise reaching its high for the year, 40.75 €, on March 22. On December 31, 2002 the preferred share price stood at 25.00 € (– 28.3 %).

In the past two years the volatility of the equity markets, and consequently of the Volkswagen share, has increased significantly. In line with other shares in the automotive sector, the Volkswagen ordinary and preferred shares fell by less than the DAX and the Dow Jones (DJ) Euro STOXX 50 in 2002. In our view the Volkswagen share represents good value and upside future potential in terms of the standard valuation ratios used by the financial markets, such as the price/earnings ratio.

DIVIDEND YIELD AT AN ATTRACTIVE LEVEL

In view of the trend in the capital markets in the past two years, dividend yield has become a key measure in stock selection. The 3.7 % yield on the Volkswagen AG ordinary share and 5.4 % yield on the preferred share has been found to represent an attractive investment return by a large number of institutional and private investors, in paticular with regard to the preferred share.

In the current year the rating agencies Standard & Poor's and Moody's Investors Service have again awarded Volkswagen a high credit rating. This provides the Group with a significant potential for raising external financing at favourable terms.

NEW ISSUES

The financing requirements of the Company were covered in particular by the intensive use of so-called tap issue programs. Also in 2002, alongside successful private placings in Europe and the USA, the Group issued high-volume bonds (so-called Benchmarks) totalling 3.5 billion € mainly to institutional investors in Europe.

At the end of February 2002, as part of the financing for Volkswagen Leasing GmbH, an additional Asset Backed Security structure with a volume of 1 billion € was issued.

In July 2002 Volkswagen AG redefined the approach to assuring permanent liquidity by arranging a 15 billion € syndicated credit facility. This facility represents the liquidity back-up line for the issue of Commercial Paper required by the rating agencies, as well as providing an available source of future financing as required.

RATINGS

	2002	2001
Standard & Poor's		
short-term	A–1	A–1
long-term	A +	A +
Moody's Investors Service		
short-term	P–1	P–1
long-term	A 1	A 1

In August 2002 a revolving Asset Backed Security transaction in the amount of 682 million GBP was executed for Volkswagen Financial Services (UK) Ltd.

In January 2002 the Group strengthened its new issue activities in the USA by reactivating a Medium Term Note program and diversified its existing refinancing sources for the North America Region. Volkswagen was also successful on the markets in the USA and Canada with debt sales based on Asset Backed Security structures.

The broader use of all forms of capital market financing will be pursued further in 2003. As an example, in January 2003 VOLKSWAGEN FINANCIAL SERVICES AG issued an additional 1.5 billion € bond. The Group is also aiming to acquire further attractive financing sources with the establishment of new tap issue programs in Mexico and Asia.

TREASURY SHARES

In 2002 the Board of Management did not make use of the authority granted by the Annual General Meeting on April 16, 2002 to utilize the treasury shares which were bought back in 2000. The number of treasury shares held did not change in the reporting period.

EARNINGS PER SHARE

In the financial year 2002, despite the difficult economic conditions, the Volkswagen Group achieved the second highest result in its history, of 3,986 million €.

The undiluted earnings per ordinary share in financial 2002 were 6.72 €. Calculation of the undiluted earnings per share according to IAS 33 is based on the average number of shares in issue in the financial year (see also note 10 to the Volkswagen consolidated financial statements).

SHAREHOLDER STRUCTURE AS AT DECEMBER 31, 2002 (IN %)

Private shareholders	38.6
Institutional investors abroad	29.0
State of Lower Saxony	13.7
Treasury ordinary shares	9.8
Institutional investors in Germany	8.9

SHAREHOLDER ANALYSIS

Based on a shareholder analysis commissioned by Investor Relations, at December 31, 2002 institutional investors held 37.9 % of the subscribed capital of Volkswagen AG. Of the total, 8.9 % was held by German institutions. Outside Germany, the shares were held mainly by institutional investors in the USA, Great Britain, France and the rest of Europe. Private shareholders hold 38.6 % of the shares in Volkswagen.

The State of Lower Saxony, which only holds ordinary shares, was the largest single shareholder with 13.7 % of the total number of 425,528,220 shares, representing 18.2 % of the voting shares. Volkswagen AG, through its 100 % subsidiary Volkswagen Beteiligungs-Gesellschaft mbH, holds 41,719,353 ordinary treasury shares, representing a 9.8 % share of the Company's total capital. No other investors are known to hold more than 5 % of the voting capital of Volkswagen AG.

ANNUAL GENERAL MEETING

We offer all shareholders the option to exercise their voting rights at the Annual General Meeting of Volkswagen AG, to be held on April 24, 2003 at the Congress Centrum Hamburg, by way of Company proxy. More details will be sent to shareholders in the documentation relating to the Annual General Meeting.

VOLKSWAGEN SHARE DATA

Ordinary share	Preferred share	Market indizes[1]	Exchanges
ISIN: DE0007664005 WKN: 766400	ISIN: DE0007664039 WKN: 766403	DJ Euro STOXX 50, DJ Euro STOXX Automobile, DAX 30, DAX 100, DAX 100 Automobile & Transportation, CDAX General Index, CDAX Automobile Index, S&P Global 100 Index	Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Xetra, Amsterdam, Barcelona, Bilbao, Brussels, London, Luxembourg, Milan, Madrid, New York[2], Paris, Tokyo, Valencia, SWX Swiss Exchange

[1] Following the resegmentation of the Deutsche Börse Group as from March 24, 2003 the Volkswagen shares are quoted in the Prime Standard list.
[2] Traded in the form of "sponsored unlisted American Depository Receipts" (ADR). Five ADRs correspond to one underlying Volkswagen share.

CORPORATE GOVERNANCE

Issues of Corporate Governance are gaining in importance on capital markets and beyond. For that reason, the German Government's "German Corporate Governance Code" Commission has drawn up and published a code of practice. The Code lays down key legal requirements for the management and supervision of German public companies. The Code also sets out internationally and nationally recognized standards of good, responsible Corporate Governance. In 2002 public companies were for the first time obliged, in accordance with Section 161 of the German Corporation Act, to disclose the extent of their compliance with the Code's recommendations and any recommendations which they do not implement. The object of this is to boost the confidence of international and national investors, customers, employees and the general public in the management and supervision of German public companies.

The Boards of Management and Supervisory Boards of the two public companies in the Volkswagen Group, namely Volkswagen AG and AUDI AG, have paid careful attention to the Code.

The practices implemented by Volkswagen AG and AUDI AG in the past largely conform to the recommendations and suggestions set out in the Code. For example, there has long been a system of comprehensive information flow between the Board of Management and Supervisory Board of the respective companies above and beyond the legal requirements. Likewise, codes of practice governing the Boards of Management and Supervisory Boards have been in place for many years. A detailed catalogue of transactions subject to mandatory approval has long formed part of the code of practice for the Board of Management of Volkswagen AG.

As part of their implementation of the Code, Volkswagen AG and AUDI AG will be further intensifying the provision of company information over the Internet. The key financial publications and information concerning Annual General Meetings will in future be available on the respective websites ("www.volkswagen-ir.de" and "www.audi.de"). Furthermore, shareholders in both companies will be offered a proxy voting facility at Annual General Meetings.

On November 15, 2002 the Board of Management and Supervisory Board of Volkswagen AG issued a declaration of compliance with the recommendations made by the Government Commission on the "German Corporate Governance Code". The declaration includes the reservation that the Board of Management and Supervisory Board will first propose to the Annual General Meeting on April 24, 2003 that Section 18 subsection 2 of the Articles of Association of Volkswagen AG be supplemented by a remuneration clause in respect of the chairmanship and membership of Supervisory Board committees. This non-conformance with the recommendations of the Code is based on the fact that Section 113 subsection 1 of the German Corporation Act stipulates that the right to set the remuneration of members of the Supervisory Board lies solely with the Annual General Meeting. Remuneration in respect of the chairmanship and membership of Supervisory Board committees was not previously included in the provisions on remuneration set out in the Articles of Association.

On December 9, 2002 the Board of Management and Supervisory Board of AUDI AG likewise drew up and published their declaration relating to the "German Corporate Governance Code" as required by the Corporation Act. They likewise declared their compliance with the announced recommendations of the "German Corporate Governance Code". A proposal will also be put to the next Annual General Meeting of AUDI AG that the Articles of Association be amended to include allowance for performance-related remuneration of the members of the Supervisory Board. No provisions governing such performance-related remuneration, or remuneration in respect of the chairmanship and membership of Supervisory Board committees, were previously included in the Articles of Association of AUDI AG.

VALUE-BASED MANAGEMENT

The financial management of the Volkswagen Group aims to ensure long-term enhancement of the value of the Company. In doing so we work to optimize value contribution, a key performance indicator linked to the cost of capital which is determined for the Automotive Division. The capital cost rate likewise functions as a return indicator in respect of investment decisions, primarily for product-related projects. This ensures efficient allocation of the Group's financial resources.

RETURN ON INVESTMENT AND COST OF CAPITAL

The target indicator is the return on investment (ROI). That return is set against the cost of capital ascertained for the current financial year. If the return on investment is above the cost of capital, additional value is created. Taking into account general and company-specific risks, Volkswagen has set a long-term target for the return on investment of the Automotive Division of at least 9 %.

In 2002 the effective capital cost derived from the capital market decreased by 0.4 percentage points to 7.7 %.

VALUE CONTRIBUTION IN THE FINANCIAL YEAR 2002

The factors determining return on investment are operating profit after tax and the assets (tangible and intangible assets, inventories and receivables) invested to generate output, less the non-interest bearing capital (trade payables and payments on account received). As a result of the orientation of return on investment to operating profit, assets linked to investment in subsidiaries and the investment of liquid funds are not taken into account.

The return on investment achieved by the Automotive Division in the reporting year was 7.4 %, 0.3 percentage points below the current cost of capital. The value contribution totalled – 134 million €. The main reasons for the fall relative to the prior year were the reduced after-tax operating profit resulting from deteriorating market conditions as well as higher investments linked to the substantial upfront expenditures for new products.

COST OF CAPITAL

AUTOMOTIVE DIVISION

%	2002	2001
Risk free interest rate	4.2	4.9
Market risk premium DAX	6.0	6.0
Specific risk discount (Volkswagen beta factor 0.9)	– 0.6	– 0.6
Cost of equity after tax	**9.6**	**10.3**
Interest rate on debt	6.0	5.8
Tax advantage (flat-rate 35 %)	– 2.1	– 2.0
Cost of debt after tax	**3.9**	**3.8**
Equity proportion	66.7	66.7
Debt proportion	33.3	33.3
Cost of capital after tax	**7.7**	**8.1**

RETURN ON INVESTMENT AND VALUE CONTRIBUTION
AUTOMOTIVE DIVISION

million €	2002	2001
Operating profit as per segmental reporting*	3,875	4,625
Pro rata inclusion of Chinese joint ventures	550	521
Tax expense (flat-rate 35 %)	– 1,549	– 1,801
Operating profit after tax	**2,876**	**3,345**
Invested capital	39,099	35,707
Return on investment (ROI) in %	**7.4**	**9.4**
Cost of invested capital in %	7.7	8.1
Cost of invested capital	**3,010**	**2,892**
Value contribution	**– 134**	**453**

* See notes to the financial statements, page 99.

AUDI

More Life in your Life.
The Audi A4 Cabriolet.

The elegant, dynamic body, powerful engines and the outstanding running gear, combine to produce the best feeling there is: vitality.

HH UY 1082

OUR EMPLOYEES

In a network the **interfaces** are key

Even in the age of high tech, people are a key factor – and our most important asset is our accumulated knowledge and skills. Whether by virtual means or within the work process, it is essential to acquire knowledge and disseminate it correctly. With a range of courses, we help to build networks and so promote quality performance and innovation.



WORKFORCE

The doors are open for anyone who wants to get ahead

Constantly re-inventing the wheel would be costly and time-consuming. That is why we focus just as much on knowledge transfer between employees as on training them. The "Automobilbauer IHK" mechanic's certificate is unique, as is our AutoUni academy for top scientific staff of the future.

QUALIFICATION CONCEPTS

EMPLOYEE PARTICIPATION

SOCIAL COMMITMENT

KNOWLEDGE MANAGEMENT

The aim of the Volkswagen Group is to match the services it provides to customers' needs and to deliver innovative products of the highest quality worldwide. This demands advances in the working methods in the research and development function, in logistics, production, sales and customer support. The key resources in achieving that aim are the knowledge and skills of our employees.

Knowledge management at Volkswagen thus aims to identify and network the key owners of knowledge, to process documented knowledge appropriate to use and to make it available wherever and whenever required. In this way Volkswagen is recording and utilizing the intellectual capital of its employees.

The Knowledge Exchange for example – an Intranet-based solution to support Group-wide collaboration – is used very actively by experts from Research and Development, Production and Quality. The networking of communications among that community of experts generates synergies. This worldwide exchange of knowledge will be further expanded in future.

Volkswagen employs a knowledge transfer system, based on tried and tested technical and management exchange instruments, to ensure the transfer and safeguarding of experience-based knowledge for all who need it.

JOB FAMILY MANAGEMENT AND DEVELOPMENT

Nowadays it is becoming less and less the case that a professional qualification provides proof of the ability to do a job. Under such changed competitive conditions, the Volkswagen Job Families concept offers a way forward. The core aim of Job Family Management and Development is thus to identify and strengthen strategic core competencies. In implementing Job Families, Volkswagen is pursuing its aim of achieving transparency in terms of requirements and future-oriented skills acquisition.

A Job Family comprises employees with comparable combinations of knowledge and skills or with similar experience. As the Job Families are oriented to the product creation, production and marketing process sequences, they extend beyond the boundaries of hierarchies, divisions and brands, because a Job Family is made up of employees from throughout the Group who carry out common tasks.

This results in the creation of product and process oriented Job Family Clusters, which serve as a menu for employees' career planning. The Job Family Clusters provide the foundation for management planning and development beyond departmental and functional boundaries.

By means of the Job Families, Volkswagen is creating Group-wide networks which serve as the basis for the selection and development of specialist and management staff. They also enable intra-Group training and development resources to be utilized.

AUTOUNI OPENED IN WOLFSBURG

With the establishment of its own higher education college – the AutoUni in Wolfsburg – Volkswagen's innovative approach to the training of its specialist and management staff, including the best performing employees from the Job Families, is breaking new ground in the German educational system. In an initial phase, courses and curricula are aimed at the specialist and management elite of the Volkswagen Group. Interdisciplinary courses on "Management", "Service", "Mobility", "Sustainability" and "Health" are offered, culminating in a Masters degree graduation. A dedicated didactic approach is also being developed to combine business practice with scientific theory and disseminate knowledge and skills to provide the Company with a competitive edge. The AutoUni is a further means for Volkswagen to assure even greater loyalty of top international personnel to the Company. As a centre of competence and cultural forum, the AutoUni will also deliver strategic impulses in support of Volkswagen's migration to a mobility service provider.

INTERNATIONAL LEADERSHIP PROGRAM – ILEAD

iLead – International Leadership Program – is the new international qualification program for Group management staff. After establishing the Junior Management Program (JUMP) and the Group Junior Executive Program for potential top executives (GJEP), with iLead the Group now also operates a systematic development and refresher course program for experienced managers. The iLead program offers Volkswagen managers the opportunity to appraise, optimize and realize their management prospects within the corporate culture.

BIG SAVINGS FROM GOOD IDEAS

In its striving for continuous improvement in productivity and economy, the Volkswagen Group places great value on the creativity and experience-based knowledge of its employees. By means of its ideas management scheme as a key motivational instrument, Volkswagen encourages the commitment of each individual and of groups of employees. Employees again participated in the scheme extensively in financial 2002. Of the 83,555 ideas submitted, the Company implemented a total of 40,144, bringing calculable savings of 125.9 million €. Rewards totalling 23.2 million € were paid out to employees.

NEW AUTO 5000 GMBH QUALIFICATION CONCEPT

In March 2002 recruitment of the total of 3,500 new staff required to build the Touran compact van at Auto 5000 GmbH in Wolfsburg began. Right from the recruitment phase, the Company is applying innovative techniques and practices. Alongside the willingness to learn, an understanding of technical matters and personal integrity, selection procedures also focus on individual responsibility and motivation. The new employees are initially trained and qualified as general car mechanics. An average of three hours' structured tuition per week over a two-year period will enable any employee to acquire the "Automobilbauer IHK" mechanic's certificate unique in Germany.

The special training and qualification concept implemented by Auto 5000 GmbH is a further building block in establishing a new form of competitive automobile production in Germany.

2002 COLLECTIVE BARGAINING AGREEMENT: PLANNING CERTAINTY FOR 24 MONTHS

On September 24, 2002 Volkswagen AG reached an agreement on an increase in employee wages and salaries. The collective bargaining agreement extends for two months longer than that applicable to the metalworking industry as a whole, and contains non-standard elements in the form of four monthly flat-rate payments. In other respects it is similar to the metalworking industry's Spring 2002 collective bargaining agreement, however. The two-stage pay agreement runs for 24 months, providing for a 3.1 % increase with effect from February 1, 2003 and a 2.6 % increase from February 1, 2004. It further provides for flat-rate payments for the period October 2002 to January 2003 (at 120 € per month) and a one-off payment in May 2004 of 400 €. In addition, the bonus system was extended for a further two years and additional steps were agreed in preparation and implementation of common grading guidelines for time-rate workers and salaried staff.

VALUE ADDED REMAINS HIGH

The value added statement indicates the additional value generated in the reporting year by the Company as its contribution to the gross domestic product of the country. In 2002 the Volkswagen Group generated value totalling 19,757 million € (– 2.8 %), or 66 thousand € per employee (– 2.3 %).

VALUE ADDED OF THE VOLKSWAGEN GROUP

Sources of funds in million €	2002		2001	
Sales revenue	86.948		88.540	
Other income	8,605		8,568	
Expenditures	– 75,796		– 76,774	
Value added	**19,757**		**20,334**	
Appropriation of funds in million €	**2002**	**%**	**2001**	**%**
to shareholders (dividend)	505	2.5	496	2.4
to employees (wages, salaries, fringe benefits)	13,313	67.4	13,213	65.0
to the State (taxes, levies)	1,573	8.0	1,505	7.4
to creditors (interest)	2,275	11.5	2,690	13.2
to the Company (reserves)	2,091	10.6	2,430	12.0
Value added	**19,757**	**100.0**	**20,334**	**100.0**

FOURTH TRANCHE OF SHARE OPTION PLAN

With the consent of the Supervisory Board, the Board of Management of Volkswagen AG has implemented a fourth tranche of the share option plan. The subscription period for the convertible bonds on offer ran from May 21 to June 18, 2002. 48.7 % of all those eligible took up the subscription offer.

A total of 404,282 convertible bonds to a value of 1.03 million € were subscribed. They entitle the bearers to acquire up to 4.04 million ordinary shares in the conversion period from June 19, 2004 to June 11, 2007.

VOLKSWAGEN INTERNET QUALIFICATION INITIATIVE SUCCESSFUL

The "Level 5" initiative launched in 2001 to qualify employees in use of the Internet was successfully completed on December 31, 2002. As well as offering new methods of skills acquisition, the Internet also helps to secure competitive jobs at Volkswagen into the future. A total of more than 65,000 employees at the German sites of Volkswagen AG took part in the initiative, acquiring their "Internet Permit" to utilize the Internet as a communications tool, both at work and between work and home, by way of the employee portal.

DONATION FOR FLOOD VICTIMS

The Company was deeply saddened by the flood disaster on the River Elbe in August 2002. On the initiative of the Works Council and the Company, a fundraising campaign to aid the victims of the flooding was launched. Group employees made substantial contributions. Volkswagen AG provided immediate aid of 1 million €, as well as doubling the amount raised by the workforce. A total of 4 million € was raised by the Group in total, and will be used primarily to reconstruct destroyed local community facilities and schools.

ONE HOUR FOR THE FUTURE

With its "One hour for the future" initiative launched in November 1999, Volkswagen is providing aid to projects helping street children at the locations of Group facilities in Brazil, Mexico and South Africa. Together with its cooperation partner, "Terre des Hommes", Volkswagen aims to bring lasting improvement to the lives of the children involved. The employees of the Volkswagen Group have donated 3.4 million € since the start of the campaign.

Furthermore, in connection with the changeover to the Euro and the abolition of the national currencies of the Euro zone member states, the "Coins for the future" campaign was launched, with the proceeds likewise providing a substantial boost to the children's projects.

EMPLOYEE PAY AND BENEFITS AT VOLKSWAGEN AG (GERMAN COMMERCIAL CODE)

million €	2002	%	2001	%
Direct pay including fringe benefits in cash	4,179	62.6	4,118	65.9
Social insurance contributions	918	13.7	915	14.7
Payment for hours not worked	871	13.1	942	15.1
Pensions	706	10.6	271	4.3
Total	**6,674**	**100.0**	**6,246**	**100.0**

ENVIRONMENT

Fit for the future

Commitment to environmental sustainability ceased long ago to mean merely a responsibility for water and climate. It now also covers people and work processes. And the standards we set do not stop at national borders. Our products and production practices are the proof of that claim – all around the globe.

WORLD SUMMIT ON SUSTAINABLE DEVELOPMENT AND GLOBAL COMPACT

The Volkswagen Group was present and involved in a number of ways at the World Summit on Sustainable Development – or Earth Summit – held in Johannesburg from August 26 to September 4, 2002. The focus was on the Group's affirmation of the UN "Global Compact" initiative which – like the OECD guidelines for multinational corporations – is aimed at companies operating on an international scale. The object of the initiative is to encourage companies to drive forward their globalization in an ecologically and socially compatible manner within the framework of sustainable development. The Volkswagen Group supports the principles of the Global Compact by means of value-based management practices, and regards the OECD guidelines as a framework for the ongoing development of its management systems. Numerous Volkswagen projects and initiatives, especially in developing countries, are the evidence of that commitment. During the Earth Summit the Volkswagen Group held an exhibition demonstrating examples of its technological expertise, including the two "three-litre" cars (with fuel consumption figures of three litres per 100 kilometres), the VW Lupo 3L TDI and Audi A2 1.2 TDI; the fuel cell powered Bora HY.POWER; and the world's first "one-litre" car, which offers fuel consumption of just one litre per 100 kilometres. The range of innovations presented was rounded off by illustrations of fuel strategy, sun-fuel and lightweight construction technologies based on the examples of a glass "three-litre" Lupo and the aluminium space-frame of the Audi A2.

LEADING POSITION IN SUSTAINABILITY INDICES MAINTAINED

The Volkswagen share is more and more in demand by funds which target socially and ecologically sustainable investments, helping to build long-term stability of share value. In this context, the Swiss rating agency SAM for the third time in succession voted Volkswagen as the company with the most sustainable practices in the automotive industry. As a result, Volkswagen again qualified for inclusion in the Dow Jones Sustainability Index World (DJSI) and the European DJSI STOXX . The Volkswagen share is also the sector leader in the Ethibel Sustainability index and in the FTSE4 Good Europe index.

These appraisals are based primarily on innovation and economic performance as well as on social responsibility and environmental

OPERATING COSTS BY ENVIRONMENTAL PROTECTION SECTOR 2002 (IN %)

Water conservation	39.1
Waste management	37.1
Clean air preservation	17.5
Soil revovery	2.9
Noise abatement	2.1
Nature and countryside conservation	1.3

commitment. Analysts highlighted Volkswagen's fuel strategy and its innovative labour market concepts.

COMPACT HIGH TECH IN PERFECTION – THE "ONE-LITRE" CAR

At its 42nd Annual General Meeting on April 16, 2002 in Hamburg, Volkswagen presented the "one-litre" car, an innovation offering fuel consumption of just one litre per 100 kilometres. The first public journey from Wolfsburg to Hamburg was undertaken by the then Chairman of the Board of Management Dr. Ferdinand K. Piëch, achieving average consumption of 0.89 litres of diesel per 100 kilometres. That makes the 120 km/h research vehicle, weighing just 290 kg, the most economical car in the world.

More information on environmental protection is available on the Internet at "www.volkswagen-umwelt.de" as well as in the Volkswagen Environmental Report 2001/2002.

EXPENDITURE ON ENVIRONMENTAL PROTECTION

Volkswagen AG invested a total of 32.2 million € (– 2.4 %) in environmental protection facilities and equipment at its six German plants in the financial year 2002. Production-related investments totalled 22.1 million € (– 12.3 %). Expenditure on clean air measures forming part of those investments increased against the prior year, primarily in connection with a number of major projects at the Hanover site. 10.1 million € (+ 26.3 %) was invested in product-related environmental protection measures, mostly for preserving clean air.

The operation of environmental protection equipment and activities incurred costs totalling 186.5 million € (– 2.4 %). This included measures to protect the environment against the damaging effects of the Company's manufacturing activities by avoiding, reducing or eliminating emissions.

EXPENDITURE OF VOLKSWAGEN AG ON ENVIRONMENTAL PROTECTION

million €	1998	1999	2000	2001	2002
Investments	34	42	27	33	32
Operating costs	86	150	190	191	187

Design and Sporty Character

The Ibiza, SEAT's most emblematic model, is oriented towards the concept of sportiness and design, while at the same time giving the product a specific character and strong personality.

SEAT



OUR RELATIONSHIP WITH THE ENVIRONMENT

Our standpoint gives us a clear view

The issue of motor vehicles and the environment is a much discussed topic. We prove by our innovations that we take the matter seriously. This starts in research and development and extends through to waste disposal. We take for granted the development and implementation of advanced technologies. The low-consumption "one-litre" car we presented at the AGM in Hamburg in April 2002 points the way ahead.



BUSINESS LINES AND MARKETS

New Group structure established

In order to sharpen the focus of our brands, we have restructured the business lines and clearly formulated the ethos behind each brand. Our financing, leasing and insurance operations are supporting the sale of our products more successfully than ever before.

VOLKSWAGEN GROUP

DIVISION/ SEGMENT	AUTOMOTIVE DIVISION				FINANCIAL SERVICES DIVISION	
BUSINESS LINE	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
PRODUCT LINE/ BUSINESS FIELD	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

The Volkswagen Group's activities are focussed on its Automotive and Financial Services divisions. Consequently, the Group offers a broad range of services in addition to the sale of automobiles, all along the value adding chain through to the customer.

In divisional reporting, deliveries to customers, production and unit sales, sales revenue and operating profit, including the prior year comparatives, are presented according to this structure. The sales revenue and operating profit are additionally broken down into the Europe/Rest of the World, North America, South America/South Africa and Asia markets based on a geographical analysis of sales.

KEY FIGURES BY BUSINESS LINE

'000 units/million €	Vehicle sales[1] 2002	Vehicle sales[1] 2001	Sales revenue 2002	Sales revenue 2001	Operating profit 2002	Operating profit 2001
Volkswagen brand group	3,539	3,606	46,711	49,370	2,463	3.004
Audi brand group	1,191	1,205	25,439	25,044	1,359	1.456
Commercial Vehicles	267	296	4,884	5,029	156	340
Financial Services/Europcar			9,459	8,574	721	552
Remaining companies[2]			455	523	62	72
Volkswagen Group	**4,996**	**5,107**	**86,948**	**88,540**	**4,761**	**5.424**

[1] Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.
[2] *Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG,* VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

Over the full year 2002 the sales revenue of the Volkswagen Group fell by 1.8 % compared to the prior year, based on unit sales down by 2.2 %. In Europe, despite a substantial fall in unit sales, 2002 sales revenue stabilized at the prior year level. In North America, changes in exchange rates led to a decline in sales revenue, despite further expansion in the financial services business. In South America/South Africa, the economic crisis resulted in substantial reductions in unit sales, while devaluations of the major currencies exacerbated the fall in sales revenue. The Asia-Pacific Region saw a rise in sales revenue, though the substantial increases in unit sales in China were not fully reflected in the sales revenue and operating result, as the joint venture companies in that country are valued at equity.

A healthy level of operating profit was returned in all markets except South America/South Africa in 2002. In Europe, sustained cost and revenue improvement measures meant the operating result was virtually unchanged, even though unit sales fell against the prior year comparative. The financial services business also helped to stabilize results. The return on sales of 5.6 % was likewise at the prior year level. In North America, the high earnings level of the prior year could not be repeated. Exchange rate changes and increased selling and distribution costs were the main reasons for the fall in earnings. The return on sales of 7.4 % was nonetheless at a high level. In South America/South Africa, a significant loss was made due to the economic crisis and the associated devaluations. Growth in the Asia-Pacific Region brought an improved operating result, and the return on sales was also up on the prior year.

KEY FIGURES BY MARKET

million €	Sales revenue 2002	Sales revenue 2001	Operating profit 2002	Operating profit 2001
Europe/Rest of the World	60,239	60,346	3,365	3,398
North America	17,277	17,832	1,287	1,664
South America/South Africa	4,284	5,626	– 359	– 45
Asia-Pacific*	5,148	4,736	469	407
Volkswagen Group*	**86,948**	**88,540**	**4,761**	**5,424**

* The sales revenues and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific Region, as these companies are consolidated at equity. The Chinese companies achieved a (pro rata) operating profit of 550 (521) million €.

VOLKSWAGEN BRAND GROUP

STRATEGIC ORIENTATION

The Volkswagen brand group – comprising the Volkswagen Passenger Cars, Škoda, Bentley and Bugatti brands – offers products ranging from mini-class cars to luxury saloons. Though the individual brands serve different customer segments, they all have one thing in common: they embody unmistakable fascination, authenticity and reliability.

The Volkswagen Passenger Cars brand is well positioned with a broad range of products. The aim of the brand is to set class-beating standards in all its products – from the mini-class Lupo through to the Phaeton luxury saloon.

Škoda, with its Fabia, Octavia and Superb models, offers a range of products extending up to the mid-class segment which above all deliver outstanding value for money.

Bentley and Bugatti represent the brand group in various niches of the luxury segment. Bentley offers high-performance coupés and saloons representing a unique combination of sportiness, luxury and comfort. Bugatti represents the top end of the Volkswagen brand group. With the Veyron 16.4, the brand is harking back to its traditional roots, embodying the very highest standards of automobile engineering.

SPECIAL EVENTS IN THE FINANCIAL YEAR 2002

For the Volkswagen Passenger Cars brand the launches of the Phaeton and the Touareg were major events, moving the brand into the luxury car segment as the ultimate embodiment of its upward repositioning strategy. And the brand is also breaking new ground in terms of the interactive marketing of its products. The "Gläserne Manufaktur" glass-walled manufacturing showcase in Dresden is the central element of a new service and support concept, embodying a focus on customers' needs and desires in all aspects and underscoring the innovative power of the Volkswagen Passenger Cars brand.

The major product event for the Škoda brand was the launch of the new Superb. With the Superb the brand is building on its traditional values, demonstrating its ability to build attractive, quality automobiles. Other new range additions included the Octavia RS Combi and a new 1.2 litre 3-cylinder engine for the Fabia.

The highlight of 2002 for the Bentley brand was the model change from the Arnage Series I to the Arnage Series II, with the Arnage T, Arnage R and Arnage RL models.

BUSINESS DEVELOPMENT

The Volkswagen brand group produced 3,063 thousand Volkswagen passenger cars (– 0.3 %), 442 thousand Škoda (– 4.0 %) and 1,210 Bentley and Rolls-Royce (– 32.1 %). Across all its brands, the brand group responded to declining markets with flexible adjustments of production.

In the reporting year Volkswagen Passenger Cars sold 3,056 thousand vehicles (– 1.2 %). Sales of the Golf fell as it approached the end of its life cycle (– 9.1 %). By contrast, sales of the new Polo launched in the Autumn of 2001 increased significantly (+ 40.9 %). The Bora and Jetta models, especially, continued to enjoy great popularity in the USA and in China, increasing sales by 7.3 %. Škoda sold 437 thousand units, 4.3 % down on the prior year.

SALES REVENUE AND RESULT

The sales revenue of the Volkswagen brand group of 46,711 million € (– 5.4 %) did not attain the high level of the prior year. The decline in unit sales, the crisis in South America and the changed exchange rate situation impacted on earnings in the financial year 2002. Positive impulses were drawn from the lasting effect of price adjustment and cost optimization measures, enabling the brand group to post an operating profit of 2,463 million €, by far the largest contribution to overall Group earnings.

OUTLOOK

The focus for the brand group in 2003 will be the launch of new models and vehicle concepts. In parallel, the profiling and strengthening of the individual brands will continue to be pursued.

Key events for the Volkswagen Passenger Cars brand are the launch of the Touran and of the successor to the Golf series in the volume market. While the new Golf aims to build on its class-leading position, Volkswagen is entering with the Touran into a new high-volume growth segment. Following the launch of the Phaeton and the Touareg, the Spring launch of the New Beetle Cabriolet will further enhance the emotional appeal of the brand. The Volkswagen Passenger Cars brand will continue to pursue its strategy of clear range positioning by servicing volume segments and attractive niche markets.

Škoda will hold firmly to its strategy of offering high-quality products at attractive prices, aiming to improve further on its position in the Central and Eastern European and Western European markets.

Alongside stronger market penetration by the Arnage Series II, the primary mission for the Bentley brand in 2003 will be the launch of a completely redesigned Continental GT in the Autumn. With this model Bentley is pursuing the goal of expanding its product portfolio and reaching new customer groups in order to build continuously on its market position in the luxury segment.

VOLKSWAGEN BRAND GROUP

	2002	2001	%
Deliveries (thousand units)	3,502	3,566	– 1.8
Vehicle sales	3,539	3,606	– 1.9
Production*	3,507	3,534	– 0.8
Sales revenue (million €)	46,711	49,370	– 5.4
Operating result	2,463	3,004	– 18.0
– as % of sales revenue	5.3	6.1	x

* Detailed information is presented on page 76.

AUDI BRAND GROUP

STRATEGIC ORIENTATION

The Audi brand group – comprising the Audi, SEAT and Lamborghini brands – represents shared core competencies from which all three brands benefit: sportiness, technology and design. The brand group offers a product range – from the compact class, through the luxury saloon, to the sports supercar – which embodies the high technical expertise of the brands, extraordinary design ideas and a shared passion for sporty motoring. The commercial focus of the brand group is on efficiency, profitability, orientation to customer needs and utilization of synergies.

The Audi brand devotes itself to the production and marketing of high-quality, stylish automobiles with the emphasis on sporty driving characteristics.

SEAT, under its motto "auto emoción", offers innovative vehicles which not only fulfil sporting ambitions but also provide family-friendly solutions.

Lamborghini, with its legendary engine building expertise and high-end drive train and bodywork solutions, is a perfect addition to the Audi brand group: pure enthusiasm for uncompromising sports cars.

SPECIAL EVENTS IN THE FINANCIAL YEAR 2002

In the past financial year the Audi brand celebrated the launch of three exclusive models: the successor to the Audi A8, the Audi RS 6 – in Saloon and Avant form – and the Audi A4 Cabriolet. Those models were the highlights of the updated product range by which Audi will build further on its position in the premium market.

At SEAT, 2002 saw the launch of the third generation of the highly successful Ibiza model. In September the redesigned Córdoba was a highlight at the Paris Motor Show. The Madrid Motor Show saw the launch of the León Sport FR and the Toledo 1.8 20V Turbo, as well as showcasing the SEAT Salsa "concept car", in its red livery, carrying the genes of future SEAT models.

For Lamborghini the highlight of the year was the new Murciélago, which completed a highly successful first year in production. Sales were increased by 42 % against the 2001 level.

BUSINESS DEVELOPMENT

In the past year the Audi brand group produced 748 thousand Audi (+ 1.5 %), 451 thousand SEAT (– 5.5 %) and 442 Lamborghini units (+ 57.9 %). The highest-volume model was the Audi A4, with production totalling 340 thousand units (+ 9.8 %). The SEAT brand, in particular, was forced to adjust its production levels in response to the general market weakness in Europe and as a result of new model start-ups.

Sales of Audi vehicles increased in 2002 against the prior year to 736 thousand (+ 0.8 %). The brand's sales figures were boosted in particular by the increase in sales of the current Audi A4 (+ 10.5 %) and by the market launch of the Audi Cabriolet. SEAT sold 455 thousand units in 2002, 4.3 % down on the prior year, though the relaunched Ibiza increased its sales by 7.3 %.

SALES REVENUE AND RESULT

The sales revenue of the Audi brand group of 25,439 million € was 1.6 % up on the prior year comparative, despite reduced unit sales. The operating profit of 1,359 million €, representing a 5.3 % return on sales, was again high, but owing to upfront expenditures for new models, exchange rate changes and the start-up costs for the SEAT Ibiza fell short of the prior year comparative.

OUTLOOK

In 2003 the Audi brand group will continue to build on its core competencies in terms of sportiness, technical sophistication and design, aimed at cementing the brand's position in the top league of sporty vehicle producers.

In 2003 the Audi brand will be making a big impact both in terms of look and technical features, at the top and bottom ends of its product range: the Geneva Motor Show will see the launch of the new Audi A3 – a vehicle which sets new standards in terms of design and features in the compact class. The range of engines for the new Audi A8 launched in 2002 will be expanded to include a 12-cylinder unit, the highest capacity engine in the Audi range and a major boost to performance.

The SEAT brand will occupy a clearly defined niche within the brand group based on its design-oriented, unconventional products. SEAT also plans to strengthen its selling activities in Latin America. This strategy already began to pay off in 2002, with the successful development of a dealer network in Mexico.

The sports car specialists at Lamborghini in Sant'Agata Bolognese are working on a 10-cylinder model which will significantly broaden its customer base. The use of aluminium for the vehicle body is backed by Audi know-how; the design will be typical Lamborghini. Thus the second Lamborghini model series will demonstrate that positive synergy effects within the brand group deliver impressive vehicle engineering.

AUDI BRAND GROUP

	2002	2001	%
Deliveries (thousand units)	1,203	1,214	– 0.9
Vehicle sales	1,191	1,205	– 1.2
Production*	1,199	1,214	– 1.2
Sales revenue (million €)	25,439	25,044	+ 1.6
Operating result	1,359	1,456	– 6.7
– as % of sales revenue	5.3	5.8	x

* Detailed information is presented on page 77.

COMMERCIAL VEHICLES

STRATEGIC ORIENTATION

In the new Volkswagen Group structure the Commercial Vehicles sector is integrated as an autonomous business unit alongside the Volkswagen and Audi brand groups. The product range extends from leisure and utility vehicles to heavy trucks. Following several years of internationalization, restructuring and consolidation, major investment in the unit's facilities is budgeted through to 2006 in preparation for the manufacture of new model generations. As part of that plan, 2003 will see the launch of the new T5 generation – the Multivan and the Transporter – as well as the successor to the Caddy delivery van. This means the Commercial Vehicles brand group is outstandingly positioned among its global competitors as a technology-leading manufacturer of light trucks and utility vehicles.

SPECIAL EVENTS IN THE FINANCIAL YEAR 2002

In the financial year 2002 the production facilities for the new Transporter and Multivan T5 models at the Hanover plant were constructed. At the same time, a major extension was made to the facility in Poznan for production of the Transporter and the delivery van.

In June 2002 the decision was taken to build the Microbus in Hanover. This new interpretation of a Multi Purpose Vehicle (MPV) combines distinctive design with a high degree of functionality. It will create an additional 1,500 jobs at the Hanover plant based on the 5000 x 5000 tariff scheme – a working model unique in Germany.

At the IAA commercial vehicles exhibition in September 2002 the Commercial Vehicles brand group presented its "CarePort" service aimed at individual and fleet customers in the business sector. The concept includes a comprehensive package of financial and other services tailored specially to customers' needs.

BUSINESS DEVELOPMENT

The Commercial Vehicles brand group produced a total of 272 thousand units in 2002 (– 10.9 %). The mother plant at Hanover produced 141 thousand Transporter, Caravelle, Multivan and LT units as well as 28 thousand kits for Volkswagen Poznan Sp. z o.o. The Poznan facility built 29 thousand Volkswagen commercial vehicles. The Resende facility in Brazil attained a consistently high production level, with 24 thousand truck and bus chassis.

In the past financial year unit sales totalled 267 thousand light trucks, MPVs, recreational vehicles and mobile homes (– 9.9 %). There was a marked decline in investment in light utility vehicles in the German and other Western European markets. The Commercial Vehicles brand group was nevertheless able to maintain its longstanding market positions. In the passenger vehicle segment, the Caravelle and Multivan models made significant gains in market share. Volkswagen Commercial Vehicles remains the clear market leader in the sale of such vehicles in Germany.

The business in heavy commercial vehicles built at our Resende plant in Brazil was highly satisfactory in 2002. Despite a decline in overall market conditions, unit sales remained at the prior year level based on substantial gains in market share. In the Brazilian truck segment up to 40 tonnes, sales totalled 19 thousand units (+ 1.5 %); sales of buses increased by 10.4 % to 5 thousand units. In both market segments the products of the Commercial Vehicles brand group at times attained market leadership in 2002.

SALES REVENUE AND RESULT

The economic conditions faced by the Commercial Vehicles Division in its key Western European markets deteriorated in 2002. This led to a fall in sales revenue by 2.9 % to 4,884 million €. The decrease in unit sales and the high level of upfront expenditures for new models placed a burden on the operating result. The earnings of 156 million € were well short of the prior year level.

OUTLOOK

With competitive manufacturing facilities and a fully updated product range, the Commercial Vehicles brand group has an outstanding position in segments in which it has enjoyed clear market leadership in past years. With the current models it aims to build on its market position in the light truck and utility vehicle segment. The modern leisure-oriented Multivan concept, the new Transporter and – following its market launch in 2003 – the new delivery van will attract new customer groups. The planned new product start-ups are also opening up additional new potential in the fast-growing MPV segment.

COMMERCIAL VEHICLES

	2002	2001	%
Deliveries (thousand units)	280	300	– 6.6
Vehicle sales	267	296	– 9.9
Production*	272	306	– 10.9
Sales revenue (million €)	4,884	5,029	– 2.9
Operating result	156	340	– 54.1
– as % of sales revenue	3.2	6.8	x

* Detailed information is presented on page 77.

PRODUCTION BY PRODUCT LINE

VOLKSWAGEN BRAND GROUP

	2002	2001
VOLKSWAGEN PASSENGER CARS		
Golf (incl. Cabriolet)	774,718	854,533
Passat/Santana	709,897	737,449
Polo	523,512	345,379
Bora	349,799	337,108
Gol	274,265	317,442
Jetta	106,226	99,393
New Beetle	94,428	115,851
Lupo	70,377	82,238
Sharan	58,387	56,337
Parati	34,786	40,772
Polo Classic	24,702	45,840
Beetle	24,407	38,851
New Beetle Cabriolet	7,072	–
Touareg	6,343	–
Phaeton	3,403	371
Touran	519	–
	3,062,841	**3,071,564**
ŠKODA		
Fabia	253,805	261,551
Octavia	163,198	169,807
Superb	24,305	581
Felicia	–	25,114
Fabia Praktik	1,161	–
Pickup	–	3,981
	442,469	**461,034**
BENTLEY		
Bentley Arnage	883	1,049
Bentley Azure	69	205
Bentley Continental	50	114
Other Bentley	61	61
Rolls-Royce	147	352
	1,210	**1,781**
	3,506,520	3,534,379

VOLKSWAGEN GROUP*

	2002	2001
	5,023,264	5,107,945

* Including the not fully consolidated vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. as well as 45,312 (53,897) Ford Galaxy units.

AUDI BRAND GROUP

	2002	2001
AUDI		
A4	339,562	309,151
A6	158,775	162,314
A3	125,538	144,756
A2	37,578	49,369
TT Coupé	21,488	22,078
Cabriolet	20,705	184
Allroad	19,998	19,995
TT Roadster	13,223	17,271
A8	10,942	11,708
	747,809	**736,826**
SEAT		
Ibiza	197,311	188,427
León	93,606	91,939
Córdoba	58,646	78,770
Toledo	39,503	47,645
Alhambra	26,308	26,524
Arosa	19,627	22,980
Inca Kombi	3,879	5,316
Inca	11,802	15,207
	450,682	**476,808**
LAMBORGHINI		
Lamborghini Murciélago	442	65
Lamborghini Diablo	–	215
	442	**280**
	1,198,933	**1,213,914**

COMMERCIAL VEHICLES

	2002	2001
Caravelle, Kombi	91.952	89.291
Caddy Kombi	3.226	4.124
LT Kombi	2.114	2.489
Transporter	64.420	82.614
LT	30.840	31.259
Caddy	30.530	37.697
Saveiro	24.961	33.938
VW trucks	18.580	18.974
Omnibus	5.020	4.534
Golf Pickup	856	835
	272.499	**305.755**

FINANCIAL SERVICES

STRATEGIC ORIENTATION

The Financial Services Division successfully supports the sale of Group products by the services it provides. The range includes financing, leasing and insurance, a modern direct banking operation as well as professional fleet management services for private and business customers. This comprehensive range of services is a major factor in assuring customer loyalty to the Volkswagen Group.

PRODUCT PORTFOLIO

The Financial Services Division further expanded its business operations on an international level in 2002. At the beginning of the reporting year we started operations in Australia.

In addition to supporting the sale of factory-new Volkswagen products, the Financial Services Division also progressed its non Group fleet sales and financing business.

In order to achieve closer customer relations, VOLKSWAGEN FINANCIAL SERVICES AG, in conjunction with the brands, deploys a system of Customer Relationship Management. We meet growing customer needs by efficient matching of products and services.

In order to generate new income in established markets, service activities – in particular at the call centres for direct sales and advisory services – were further expanded. Europcar Fleet Services GmbH intensified its activities in the European multi-brand fleet business.

Alongside customer-specific products such as insurance, mortgages/securities deposits, fleet management and car rental, Volkswagen Bank GmbH is setting new standards with the addition of an online current account to its product portfolio.

FINANCIAL SERVICES DIVISION

		2002	2001	%
Outstanding agreements	thousands	5,448	5,080	+ 7.2
Customer financing/leasing		3,965	3,654	+ 8.5
Service/insurance		1,483	1,426	+ 4.0
Receivables from	million €			
Customer financing		20,340	18,405	+ 10.5
Dealer financing		6,880	7,059	– 2.5
Leasing agreements		10,264	10,601	– 3.2
Direct banking deposits		5,613	4,545	+ 23.5
Total assets		49,380	46,180	+ 6.9
Sales revenue*		9,459	8,574	+ 10.3
Operating result		721	552	+ 30.6
– as % of average equity		19.2	14.8	x

* Excludes interest income from dealer and customer finance agreements and from finance leases.

Volkswagen Bank *direct* is thus the first specialist motor trade bank to implement the direct banking concept and offer the full range of products of a high-street bank.

BUSINESS DEVELOPMENT

The Financial Services Division again increased business activity in 2002. In the year under review outstanding contracts in the financing, leasing and insurance sector increased compared to the prior year to 5,448 thousand (+ 7.2 %). The proportion of all new vehicles delivered by the Group which were leased or financed increased to 35.7 (30.7) %, with no change to the fundamental principles of eligibility. Deposits in Volkswagen Bank *direct* at December 31, 2002 increased to 5,613 million € (+ 23.5 %) based on the sustained expansion of direct banking business. Total assets at the end of the reporting year were 49,380 million €, a substantial increase of 6.9 %. Operating profit improved substantially against the prior year to 721 million € (+ 30.6 %).

The debt to equity ratio was 11:1. The return on investment based on operating profit is influenced by the high equity ratio, and amounted to 19.2 (14.8) %.

EUROPCAR INTERNATIONAL S.A.

The Europcar Group, which is part of the Financial Services Division, increased its sales in the short-term rentals segment by 2.7 % to 1,087 million € in the financial year 2002, against a background of stiff competition and substantial falls in consumer demand. The pre-tax profit of 51.6 million € almost doubled compared to the prior year.

This sector-beating performance, accompanied by a reorganized customer structure, is based on stringent orientation to customers' needs, a clearly targeted pricing strategy and consistent cost reductions, all within the framework of optimized processes.

At the same time, a gain in market share to 16 % again moved the Europcar Group closer to the current market leader. With this increase, Europcar has taken a further major step towards its strategic goal of market leadership in Europe.

Europcar successfully drove forward its growth plans in 2002 with the scheduled expansion of its franchise network in a current total of 116 countries.

Its field of expertise was also expanded significantly by the signing of cooperation agreements with leading international corporations in the tourism and scheduled air travel sectors. Europcar has also enhanced its product portfolio with a worldwide chauffeur service.

The close cooperation and utilization of synergies among the individual Group brands – almost one in three Europcar fleet vehicles was a Group vehicle – was demonstrated particularly clearly by the integration of Europcar into the after-sales service package for the Phaeton.

OUTLOOK

The Volkswagen Group will continue to grow the business of the Financial Services Division in its established market segments in 2003. That growth will be based on a comprehensive range of leasing, finance, insurance, direct banking and fleet services products alongside other agency business. In this way, the Group is able to offer a broad portfolio in response to the increasing demands of customers. Cooperation between the Financial Services Division and all the brands of the Volkswagen Group as well as the expansion of international business – particularly in growth markets – will be continuously developed within the framework of economic and strategic objectives.



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DECLARATION OF THE BOARD OF MANAGEMENT

The Board of Management of Volkswagen AG is responsible for drawing up the consolidated financial statements and the Group management report. Reporting is based on International Accounting Standards (IAS) and the interpretations of the Standing Interpretations Committee (SIC). The Group management report was produced in compliance with the regulations set out in the German Commercial Code (HGB). The conditions laid down in Section 292a HGB for exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law are met. Assessment of the conditions is based on German Accounting Standard No. 1 (DRS 1) published by the German Accounting Standards Committee.

The accuracy of the consolidated financial statements and of the Group management report is safeguarded by internal monitoring systems, the implementation of uniform Group-wide directives and by employee education and training measures. Compliance with legal requirements and internal Group directives, and the reliability and functionality of the monitoring systems, is continuously reviewed Group-wide. The early-warning function stipulated by law is implemented by a Group-wide risk management system which enables the Board of Management to identify potential risks at an early stage and initiate appropriate countermeasures where necessary.

In accordance with the resolution passed by the Annual General Meeting, the independent auditors PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, have audited the consolidated financial statements and the Group management report, and have issued their unreserved certification as appended to the notes to the financial statements.

The consolidated financial statements, the Group management report, the audit report and the measures to be taken by the Board of Management to ensure early identification of going concern risks have been reviewed in detail by the Supervisory Board in the presence of the auditors. The result of this review is presented in the report of the Supervisory Board.

GERMAN CORPORATE GOVERNANCE CODE

On November 15, 2002 the Board of Management and Supervisory Board of Volkswagen AG issued their declaration of compliance with the "German Corporate Governance Code" as required by Section 161 of the German Corporation Act. The declaration was published for the benefit of the shareholders of Volkswagen AG on its website at "www.volkswagen-ir.de".

On December 9, 2002 the Board of Management and Supervisory Board of AUDI AG likewise issued their declaration of compliance with the German Corporate Governance Code and published it for the benefit of the shareholders on the website "www.audi.de".

INCOME STATEMENT OF THE VOLKSWAGEN GROUP FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2002

million €	Note	2002	2001
Sales revenue	(1)	**86,948**	**88,540**
Cost of sales		74,188	75,586
Gross profit Automotive Division*		**+ 12,760**	**+ 12,954**
Gross profit Financial Services Division*	(2)	**+ 1,238**	**+ 1,328**
Distribution costs		7,560	7,554
Administrative expenses		2,155	2,154
Other operating income	(3)	4,137	4,118
Other operating expenses	(4)	3,659	3,268
Operating profit		**+ 4,761**	**+ 5,424**
Share of profits and losses of Group companies accounted for using the equity method	(5a)	+ 534	+ 289
Other income from investments	(5b)	+ 12	+ 62
Interest result	(6a)	– 478	– 481
Other financial result	(6b)	– 843	– 885
Financial result		**– 775**	**– 1,015**
Profit before tax		**+ 3,986**	**+ 4,409**
Income tax expense	(7)	1,389	1,483
current		1,369	1,265
deferred		20	218
Profit after tax	(8)	**+ 2,597**	**+ 2,926**
Minority interests	(9)	– 13	– 11
Net profit attributable to shareholders of Volkswagen AG		**+ 2,584**	**+ 2,915**
Earnings per ordinary share (€)	(10)	**+ 6.72**	**+ 7.67**
Diluted earnings per ordinary share (€)	(10)	**+ 6.72**	**+ 7.62**
Earnings per preferred share (€)	(10)	**+ 6.78**	**+ 7.73**
Diluted earnings per preferred share (€)	(10)	**+ 6.78**	**+ 7.68**

* The result from operating leases is included in the gross profit of the Automotive Division.

BALANCE SHEET OF THE VOLKSWAGEN GROUP AS AT DECEMBER 31, 2002

million €	Note	Dec 31, 2002	Dec 31, 2001
Assets			
Non-current assets			
Intangible assets	(11)	7,736	6,596
Tangible assets	(12)	22,842	21,735
Investments in Group companies accounted for using the equity method	(13)	3,397	3,398
Other financial assets	(13)	588	601
		34,563	**32,330**
Leasing and rental assets	(14)	**8,445**	**7,284**
Current assets			
Inventories	(15)	10,677	9,945
Financial services receivables	(16)	37,512	36,087
Trade receivables	(17)	5,747	5,141
Other receivables and assets	(18)	4,055	3,938
Securities	(19)	3,192	3,610
Cash and cash equivalents	(20)	2,987	4,285
		64,170	**63,006**
Deferred tax assets	(21)	**1,445**	**1,426**
Prepayments and deferred charges	(22)	**273**	**378**
Total assets		**108,896**	**104,424**

million €	Note	Dec 31, 2002	Dec 31, 2001
Equity and Liabilities			
Capital and reserves	(23)		
Subscribed capital		1,089	1,087
Capital reserve		4,451	4,415
Revenue reserves		13,905	14,546
Accumulated profits		5,189	3,947
		24,634	**23,995**
Minority interests	(24)	**57**	**53**
Provisions	(25)	**22,349**	**21,782**
Deferred tax liabilities		**2,558**	**2,299**
Liabilities			
Non-current borrowings	(26)	19,488	12,750
Current borrowings	(26)	26,113	30,044
Trade payables	(27)	7,236	7,055
Other payables	(28)	6,128	6,161
		58,965	**56,010**
Deferred income	(29)	**333**	**285**
Total equity and liabilities		**108,896**	**104,424**

DEVELOPMENT OF SHAREHOLDERS' EQUITY

million €	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment	of which reserve for cash flow hedges	Accumu-lated profits	Total
at January 1, 2001	**1,071**	**4,296**	**13,690**	**– 275**	**165**	**2,314**	**21,371**
Capital increase	16	119	–	–	–	–	135
Net profit for the period	–	–	–	–	–	2,926	2,926
Allocation to reserves	–	–	821	–	–	– 821	–
Dividend payments	–	–	–	–	–	– 465	– 465
Other changes	–	–	35	136	– 278	– 7	28
at December 31, 2001	**1,087**	**4,415**	**14,546**	**– 139**	**– 113**	**3,947**	**23,995**
Capital increase	2	36	–	–	–	–	38
Net profit for the period	–	–	–	–	–	2,597	2,597
Allocation to reserves	–	–	871	–	–	– 871	–
Dividend payments	–	–	–	–	–	– 509	– 509
Other changes	–	–	– 1,512	– 1,177	– 76	25	– 1,487
at December 31, 2002	**1,089**	**4,451**	**13,905**	**– 1,316**	**– 189**	**5,189**	**24,634**

Explanatory notes for capital and reserves are provided in note (23).

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2002

million €	2002	2001
Cash and cash equivalents at beginning of period	**4,285**	**2,156**
Profit before tax	3,986	4,409
Income taxes paid	– 1,376	– 1,362
Depreciation of tangible and intangible assets	4,898	4,668
Amortization of capitalized development costs	980	917
Depreciation of financial assets*	4	18
Depreciation of leasing and rental assets*	1,418	1,159
Change in provisions	968	620
Loss on disposal of non-current assets	176	60
Share of retained earnings of Group companies accounted for using the equity method	– 303	– 170
Other expenses/income not affecting cash flow	106	358
Change in inventories	– 921	– 597
Change in receivables (excluding financial services)	– 660	– 169
Change in liabilities (excluding borrowings)	1,184	127
Cash flows from operating activities	**10,460**	**10,038**
Acquisition of tangible and intangible assets	– 6,827	– 6,617
Additions to capitalized development costs	– 2,460	– 2,180
Acquisition of subsidiaries and other investments	– 181	– 82
Investments in other financial assets	– 78	– 28
Changes in leasing and rental assets (excluding depreciation)	– 3,205	– 3,428
Change in financial services receivables	– 3,649	– 3,396
Proceeds from disposal of non-current assets (excluding leasing and rental assets)	384	540
Cash flows from investing activities	**– 16,016**	**– 15,191**
Net cash flow	**– 5,556**	**– 5,153**
Change in investments in securities	– 232	266
Investing activities including investments in securities	**– 16,248**	**– 14,925**
Capital contributions	38	135
Dividends paid	– 509	– 465
Other changes in equity	– 5	– 345
Take-up of bonds	9,285	4,319
Repayment of bonds	– 1,598	– 3,232
Change in other borrowings	– 2,727	6,917
Finance lease payments	– 22	– 27
Change in loans to Group companies	161	– 319
Cash flows from financing activities	**4,623**	**6,983**
Cash flows from changes to the scope of consolidation	27	29
Cash flows from exchange rate changes	– 160	4
Change in cash and cash equivalents	**– 1,298**	**2,129**
Cash and cash equivalents at end of period	**2,987**	**4,285**
Cash and cash equivalents	2,987	4,285
Securities and loans	3,837	4,581
Gross liquidity	**6,824**	**8,866**
Total third-party borrowings	– 45,602	– 42,794
Net liquidity	**– 38,778**	**– 33,928**

* Offset against impairment reversals.

Explanatory notes on cash flow statement are provided in note (30).

NOTES TO THE FINANCIAL STATEMENTS OF THE VOLKSWAGEN GROUP FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

GENERAL

Volkswagen AG has published its 2002 consolidated financial statements in accordance with International Accounting Standards (IAS) and the interpretations of the Standing Interpretations Committee (SIC). All mandatory International Accounting Standards were complied with. The previous year's figures are also based on those standards. The financial statements give a true and fair view of the net assets, financial position and earnings performance of the Volkswagen Group.

The consolidated financial statements were drawn up in Euros. Unless otherwise stated, all amounts are quoted in millions of Euros (million €).

The income statement was produced in accordance with the internationally accepted cost of sales method.

Preparation of the consolidated financial statements in accordance with IAS requires assumptions regarding a number of line items that affect the amounts entered in the consolidated balance sheet and income statement as well as the disclosure of contingent assets and liabilities.

The conditions laid down in Section 292a of the German Commercial Code (HGB) for exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law are met. Assessment of the said conditions is based on German Accounting Standard No. 1 (DRS 1) published by the German Accounting Standards Committee. In order to ensure equivalence with consolidated financial statements produced in accordance with German commercial law, all disclosures and explanatory notes required by German commercial law beyond the scope of those required by IAS are published.

ACCOUNTING, VALUATION AND CONSOLIDATION METHODS THAT DIFFER FROM THE GERMAN COMMERCIAL CODE

- In accordance with IAS 38, development costs are capitalized as intangible assets provided it is likely that the manufacture of the developed products will be of future economic benefit to the Volkswagen Group.
- Pension provisions are determined according to the Projected Unit Credit Method as set out in IAS 19, taking account of future salary and pension increases.

- Provisions for deferred maintenance are not permitted.
- Medium- and long-term provisions are shown at their present value.
- Securities are generally recorded at their fair value, even if this exceeds cost, with the corresponding effect in the income statement.
- Deferred taxes are determined according to the balance sheet liability method. For losses carried forward, deferred tax assets are recognized, provided it is likely that they will be usable.
- Derivative financial instruments are recognized at their fair value, even if it exceeds cost. Gains and losses arising from the valuation of financial instruments serving to hedge future cash flows are recognized by way of a special reserve in equity. The profit or loss from such contracts is recorded in the income statement on the corresponding due date. In contrast, gains and losses arising from the valuation of derivative financial instruments used to hedge balance sheet items are recorded in the income statement immediately.
- Treasury shares are offset against capital and reserves.
- Receivables and payables denominated in foreign currencies are valued at the middle rate on the balance sheet date, and not according to the imparity principle.
- Minority interests of shareholders from outside the Group are shown separately from capital and reserves.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, whose registered office is in Wolfsburg under HRB 1200 (commercial register page), the consolidated Group companies comprise all major companies of which Volkswagen AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). Consolidation begins at the point in time at which control is first possible, and ends when such control is no longer possible.

Subsidiaries whose business is dormant or low in volume, and that are of only minor importance in determining a true picture of the net assets, financial position and earnings performance of the Volkswagen Group, are not consolidated. They are recognized in the consolidated financial statements at the lower of cost or fair value. The total capital and reserves of these subsidiaries amounts to 0.7 % (previous year: 1.0 %) of Group capital and reserves. The total profit after tax of the said companies amounts to 0.1 % (previous year: 0.1 %) of the profit after tax of the Volkswagen Group.

Companies where Volkswagen AG is able, directly or indirectly, to exert significant influence over financial and commercial policy decisions (associates), as well as joint ventures, are accounted for using the equity method. Joint ventures also include companies where the Volkswagen Group holds the majority of voting rights, but for which the articles of association or partnership agreements stipulate that important decisions can only be made on a unanimous voting basis (Minority Protection).

The composition of the Volkswagen Group is presented in the following table:

	2002	**2001**
Volkswagen AG and fully consolidated subsidiaries		
Germany	39	34
abroad	137	122
Subsidiaries carried at cost		
Germany	45	57
abroad	94	64
Associates and joint ventures		
Germany	38	34
abroad	33	29
	386	**340**

In the financial year Volkswagen AG acquired all the shares in Södertälje Bil Invest AB, Södertälje, thereby indirectly acquiring the remaining 50 % of the shares of Svenska Volkswagen AB, Södertälje/Sweden, at a purchase price of 95 million €. The acquisition brought the Volkswagen Group cash and cash equivalents totalling 19 million €. With the consent of the European Commission as part of its Merger Control procedure, Svenska Volkswagen AB was consolidated into the Group's financial statements with effect from June 1, 2002.

In 2002 the number of fully consolidated subsidiaries changed because of the first-time consolidation of five German and 16 foreign companies and the disposal of one foreign company. This change has no effect on the comparability of the consolidated financial statements.

The consolidated financial statements also include special securities funds and other special purpose entities whose net assets are attributable to the Group in commercial terms.

The major companies of the Volkswagen Group are listed at the end of the notes to the consolidated financial statements. A list detailing all investments held by the Volkswagen Group is deposited in the Wolfsburg register of companies under HRB 1200 (commercial register page). It can also be obtained direct from Volkswagen AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, 38436 Wolfsburg, Germany.

The following fully consolidated German subsidiaries are exempted by their inclusion in the Group's consolidated financial statements from their obligation to produce financial statements in accordance with Section 264 subsection 3 or Section 264 b of the German Commercial Code (HGB):

- EUROPCAR INTERNATIONAL S.A. und CO. OHG, Hamburg
- VW Wohnungs GmbH & Co. KG, Wolfsburg
- Volkswagen Transport GmbH & Co. OHG, Wolfsburg
- VOTEX GmbH, Dreieich
- VW AUDI Vertriebszentrum GmbH & Co. Südbayern KG, Munich
- VW AUDI Vertriebszentrum Westfalen GmbH & Co. KG, Unna

CONSOLIDATION PRINCIPLES

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are stated in accordance with the uniform accounting and valuation methods used within the Volkswagen Group. In the case of companies accounted for using the equity method, the same accounting and valuation methods are applied to determine the proportionate capital and reserves based on the last audited annual accounts of each company.

In the case of subsidiaries consolidated for the first time, assets and liabilities are valued at their fair value at the time of acquisition. Where the cost of the investment exceeds the Group share of the capital and reserves of the company concerned the goodwill arising is capitalized. Differences between the fair value and book value of the assets and liabilities acquired are depreciated or released with those assets and liabilities. Capitalized goodwill is amortized over its expected useful life using the straight line method.

Receivables and payables, and expenses and income between consolidated companies are eliminated on consolidation. Group inventories and non-current assets are adjusted to take account of interim results. Deferred taxes in respect of consolidation transactions chargeable to the income statement are recognized, with deferred tax assets and liabilities being offset where taxes are levied by the same tax authority and relate to the same tax period.

TRANSLATION OF CURRENCIES

Transactions in foreign currency are translated in the separate financial statements of Volkswagen AG and its consolidated subsidiaries at the rates prevailing on the date when they occur. Foreign currency monetary items are recorded in the balance sheet applying the middle rate on the balance sheet date. Foreign exchange gains and losses are recognized in the income statement.

Companies belonging to the Volkswagen Group outside Germany are generally autonomous entities whose annual financial statements are converted into Euros based on the functional currency concept. Asset and liability items are converted at the rate prevailing on the balance sheet date, while capital and reserves are converted at historical rates. The resultant exchange differences are not recorded in the income statement until disposal of the subsidiary concerned, and are shown as separate items in capital and reserves.

Income statement items are converted into Euros at weighted average rates. The rates applied are presented in the following table:

	1 € =	Balance sheet Middle rate on Dec 31 2002	2001	Income statement Average rate 2002	2001
Argentina	ARS	3.5268	1.4117	2.9779	0.9400
Australia	AUD	1.8556	1.7290	1.7362	1.7321
Brazil	BRL	3.7050	2.0469	2.7889	2.1054
Great Britain	GBP	0.6505	0.6091	0.6287	0.6220
Japan	JPY	124.3900	115.6900	118.0613	108.7700
Canada	CAD	1.6550	1.4101	1.4827	1.3869
Mexico	MXN	10.9589	8.1476	9.1499	8.3661
Poland	PLN	4.0001	3.4963	3.8532	3.6699
Sweden	SEK	9.1528	9.3326	9.1582	9.2528
Switzerland	CHF	1.4524	1.4804	1.4673	1.5105
Slovak Republic	SKK	41.5030	42.7600	42.6779	43.3031
South Africa	ZAR	9.0094	10.4296	9.8992	7.7165
Czech Republic	CZK	31.5770	31.9800	30.8183	34.0603
USA	USD	1.0487	0.8823	0.9448	0.8957
People's Republic of China	CNY	8.6832	7.3026	7.8198	7.4138

ACCOUNTING AND VALUATION PRINCIPLES

INTANGIBLE ASSETS

Intangible assets acquired for a consideration, primarily software, are capitalized at cost and amortized over their three-year useful life using the straight line method. In accordance with IAS 38, research costs are recognized as expenses when incurred.

Development costs for future products and other internally developed intangible assets are capitalized at purchase or production cost, provided the manufacture of the products is likely to bring the Volkswagen Group an economic benefit. If the conditions for capitalization are not met, the expenses are charged to the income statement in the year in which they are incurred.

Purchase or production costs include all costs directly attributable to the development process as well as appropriate portions of development-related overheads. Financing costs are not capitalized. The costs are amortized using the straight line method as from start of production over the scheduled life cycle of the models developed or component units – generally between 5 and 10 years.

Amortization charged during the year has been allocated under the relevant line items in the income statement.

Goodwill arising from consolidation is amortized using the straight line method over its scheduled useful life of between 5 and a maximum of 15 years. Similarly, negative goodwill arising is released over its scheduled useful life.

Amortization of capitalized goodwill is recognized as part of other operating expenses, while release of negative goodwill is included in other operating income.

TANGIBLE ASSETS

Tangible assets are valued at purchase or production cost less depreciation and – where necessary – impairments. Investment grants are generally deducted from cost. Cost is determined on the basis of the direct costs as well as proportionate material and production overheads, including depreciation. The cost of repairs and interest on borrowings are recorded as current expenses. Tangible assets are depreciated using the straight line method over their scheduled useful life.

Depreciation is based mainly on the following useful lives:

USEFUL ECONOMIC LIVES

	Useful life
Buildings	25 to 50 years
Site improvements	10 to 18 years
Technical equipment and machinery	6 to 12 years
Other equipment, factory and office equipment, including special tools	3 to 15 years

Impairment of tangible assets is recognized in accordance with IAS 36, when the net selling price and value in use of the asset concerned have fallen below the carrying amount. If the reasons for impairments carried out in previous years no longer apply, the impairments are reversed accordingly.

In relation to the use of leased tangible assets, the conditions for classification as a finance lease as set out in IAS 17 are met if all major risks and rewards associated with ownership have been transferred to the Group company concerned. In such cases the tangible assets concerned are capitalized at purchase or production cost or at the present value of the minimum lease payments (if lower) and depreciated using the straight line method according to the asset's useful life, or over the term of the lease if this is shorter. The payment obligations arising from the future lease instalments are discounted and recorded as a liability on the balance sheet.

Where consolidated companies are the lessees of assets under operating leases, lease instalments and rental payments are recorded directly as expenses in the income statement.

FINANCIAL INSTRUMENTS

Financial instruments are contracts that give rise to a financial asset in one company and a financial liability or in an equity instrument in another. The regular purchase or sale of financial instruments is accounted for on the settlement date – that is, on the date on which the asset is delivered.

IAS 39 subdivides financial assets into the following categories: financial asset or liability held for trading purposes; held-to-maturity investments; loans and receivables originated by the enterprise; and available-for-sale financial assets.

- In the Volkswagen Group financial instruments are classified as loans and receivables originated by the enterprise, available-for-sale financial assets or held-to-maturity investments.
- Certain hedging instruments used by the Volkswagen Group on the basis of commercial criteria to hedge against interest or exchange rate changes, but not meeting the strict criteria of IAS 39, are classified as financial assets or liabilities held for trading purposes in IAS 39 terms. They include interest limiting instruments, options or portfolio hedges. If external interest rate hedges subsequently eliminated in the consolidated financial statements are entered into in respect of loans between Group companies, such financial instruments are also assigned to this category.

Financial instruments are accounted for in the balance sheet at amortized cost or at fair value.

The amortized cost of a financial asset or liability is the amount

- at which a financial asset or liability is valued when first recognized
- minus any repayments
- minus any write-down for impairment or uncollectability
- plus or minus the cumulative spread of any difference between the original amount and the amount repayable at maturity (premium), distributed using the effective interest method rather than the straight line method over the term of the financial asset or liability.

In relation to short-term receivables and payables, the amortized costs generally correspond to the nominal or repayment amount.

The fair value generally corresponds to the market value. If no active market exists, the fair value is determined using financial mathematics methods, such as by discounting the future cash flows at the market interest rate or using recognized option price models, and checked by confirmations from the banks that handle the transactions.

PRIMARY FINANCIAL INSTRUMENTS

Loans granted and receivables and liabilities as well as held-to-maturity investments are valued at amortized cost, unless connected with hedge instruments. These include in particular:

- loans and securities,
- receivables from financing business,
- trade receivables and payables,
- short-term other receivables and assets and liabilities, and
- short- and long-term financial liabilities.

Available-for-sale financial assets are recognized at fair value. These represent both non-current and current asset securities. Changes in the fair value are reflected in the income statement.

Shares in subsidiaries and other investments are also classified as available-for-sale financial assets. They are, however, generally shown at cost, since for those companies no active market exists and fair values cannot be reliably ascertained without unreasonable commitment of time and expense. Fair values are recognized if there are indicators that the fair value is less than cost.

DERIVATIVE FINANCIAL INSTRUMENTS/HEDGE ACCOUNTING

Volkswagen Group companies deploy derivative financial instruments to hedge balance sheet items and future cash flows.

In the case of hedging against the risk of change in value of balance sheet items (fair value hedges), both the hedge transaction and the hedged risk portion of the underlying transaction are recognized at fair value. Valuation changes are recorded in the income statement.

In the case of hedging of future cash flows (cash flow hedges), the hedge instruments are also valued at fair value. Changes in valuation are initially recognized in a special reserve and not recorded in the income statement, and are only recorded in the income statement later when the cash flow occurs.

LEASING AND RENTAL ASSETS

Vehicles leased out under operating leases are capitalized at purchase or production cost and depreciated using the straight line method over the term of the lease down to their estimated residual value.

Real estate and buildings held in order to obtain rental income (investment property) are recognized at amortized cost, with useful lives in keeping with those of the tangible assets used by the Company itself.

INVENTORIES

Under inventories, raw material and supplies, merchandize and work in progress and self-produced finished goods are valued at purchase or production cost. Production cost includes the direct costs and an appropriate apportionment of the necessary material and production overheads, as well as production-related depreciation directly attributable to the production process. Administrative expenses are recognized to the extent that they are attributable to production. Interest on borrowings is not capitalized. Inventories are valued at net realizable value where this is lower than cost at the balance sheet date. The valuation of homogenous inventories is derived using the weighted average cost method.

RECEIVABLES FROM FINANCE LEASES

As a lessor – generally of vehicles – in the case of finance leases, i.e. where essentially all risks and rewards in connection with ownership are transferred to the lessee, a receivable in the amount of the net investment in the lease is recognized.

OTHER RECEIVABLES AND ASSETS

Other receivables and assets are recognized at cost less any impairments. Discernible specific risks and general credit risks are taken into account by means of appropriate value adjustments.

DEFERRED TAXES

Deferred taxes arise from all temporary differences between the values recognized for tax purposes and those on the consolidated balance sheet. Deferred taxes from losses carried forward are also recognized, provided it is likely that they will be usable.

Deferred tax liabilities and assets are made in the amount of the expected tax burden or tax relief, as appropriate, over the following financial years, based on the rate of tax applicable at the time of realization. Tax consequences of dividend payments are not taken into account until the resolution on appropriation of earnings available for distribution is passed.

Where income of subsidiaries is free of tax because of specific local tax provisions, and the taxation effects when the period of temporary tax relief ends are not foreseeable, no deferred taxes are recognized.

Deferred tax assets that are unlikely to be realized are subject to value adjustments.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period.

PENSION PROVISIONS

Actuarial valuation of pension provisions is based on the Projected Unit Credit Method in respect of post-employment benefits in accordance with IAS 19. The valuation is not only based on pension payments as known at the balance sheet date, but also includes future increases in salary and pensions.

PROVISIONS FOR TAXES

Tax provisions include obligations resulting from current taxes on income. Deferred taxes are shown in separate items of the balance sheet and income statement.

OTHER PROVISIONS

In accordance with IAS 37, provisions are created where a present obligation exists to third parties as a result of a past event; where a future outflow of resources is probable; and where a reliable estimate of that outflow can be made.

Provisions are made for warranty claims in accordance with IAS 37 based on losses to date and estimated future losses in respect of vehicles sold.

Provisions for distribution costs include discounts, bonuses and the like, to be paid after the balance sheet date, for which there is a legal or constructive obligation caused by sales made before the balance sheet date.

Provisions for personnel costs are mainly made for long-service awards, time credits, the part-time scheme for employees near to retirement, severance payments and similar obligations.

Other provisions are likewise made in accordance with IAS 37 corresponding to all discernible risks and uncertain obligations considering the probability of them occurring, and not offset against claims for recourse.

Provisions not resulting in an outflow of resources in the immediate year following are recognized at their settlement value discounted as per the balance sheet date. Discounting is based on market interest rates. The settlement value also includes the cost increases to be taken into account on the balance sheet date.

LIABILITIES

Short-term liabilities are recognized at their repayment or settlement value. Long-term liabilities are recorded on the balance sheet at amortized cost. Differences between historical cost and the repayment amount are taken into account by means of the effective interest method.

Liabilities from finance leases are shown at the present value of the leasing instalments.

REALIZATION OF INCOME AND EXPENSES

Sales revenue and other operating income are recognized only when the relevant service has been rendered or the goods delivered, i.e. when the risk has been transferred to the customer.

Income from assets for which a Group company has a buy-back obligation are only realized when the assets have definitively left the Group. Up to that point they are recognized in the balance sheet under inventories.

Cost of sales includes the costs incurred to generate the sales revenues and the cost of goods purchased for resale. This item also includes the costs of creating warranty provisions.

Research and development costs not eligible for capitalization in the period are likewise shown under cost of sales.

Distribution costs include personnel and material costs and depreciation applicable to the sales function, as well as the costs of shipping, advertising, sales promotion, market research and customer service.

Administrative expenses include personnel costs and overheads as well as the depreciation applicable to administrative functions.

Government grants are generally deducted from the cost of the relevant assets.

No personnel expenditure is recognized in respect of the issue of convertible bonds to employees with the right to purchase shares in Volkswagen AG.

Other taxes (204 million €, previous year: 240 million €) are allocated to the appropriate line items in the income statement.

Dividend income is generally recognized on the date on which the dividend is legally approved.

SEGMENTAL REPORTING BY DIVISION

	Automotive		Financial Services		Consolidation		Volkswagen Group	
million €	2002	2001	2002	2001	2002	2001	2002	2001
Sales to third parties	77,503	80,072	9,445	8,468	–	–	86,948	88,540
Inter-segment sales	470	363	14	106	– 484	– 469	–	–
Segment sales	77,973	80,435	9,459	8,574	– 484	– 469	86,948	88,540
Finance revenue	24	23	3,645	3,699	– 380	– 266	3,289	3,456
Segment revenue	77,997	80,458	13,104	12,273	– 864	– 735	90,237	91,996
Operating profit	3,875	4,625	721	552	165	247	4,761	5,424
Share of profits and losses of Group companies accounted for using the equity method	508	294	26	– 5	–	–	534	289
Cash flows from operating activities	8,065	8,036	2,235	2,573	160	– 571	10,460	10,038
Segment assets	61,726	66,665	48,737	45,944	– 6,998	– 13,610	103,465	98,999
Investments in Group companies accounted for using the equity method	3,354	3,377	43	21	–	–	3,397	3,398
Segment liabilities	44,740	50,801	44,153	41,070	– 8,663	– 15,160	80,230	76,711
Investments in tangible and other intangible assets	6,730	6,529	97	88	–	–	6,827	6,617
Capitalized development costs	2,460	2,180	–	–	–	–	2,460	2,180
Investments in leasing and rental assets	3	8	6,908	6,937	–	–	6,911	6,945
Cash flows from investing activities according to cash flow statement	9,121	7,763	6,798	7,034	97	394	16,016	15,191

SEGMENTAL REPORTING BY MARKET 2002

million €	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Conso- lidation	Total
Sales to third parties	23,874	36,365	17,277	3,333	951	5,148	0	86,948
Investments in tangible and other intangible assets	4,555	1,794	327	250	62	27	– 188	6,827
Segment assets	57,657	33,073	18,896	3,338	351	2,111	– 11,961	103,465

SEGMENTAL REPORTING BY MARKET 2001

million €	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Conso- lidation	Total
Sales to third parties	24,484	35,863	17,832	4,565	1,060	4,736	0	88,540
Investments in tangible and other intangible assets	3,402	2,146	466	531	28	44	0	6,617
Segment assets	54,041	30,842	18,407	5,339	306	2,074	– 12,010	98,999

The internal organizational and management structure and the internal reporting procedures to the Board of Management and the Supervisory Board form the basis for determining the primary format of segmental reporting within the Volkswagen Group, with the two divisions: Automotive and Financial Services. Financing and other companies are assigned to the Automotive Division. The secondary reporting format is geographically based.

Business transactions between the companies within the segments of the Volkswagen Group are, as a matter of principle, based on the same prices as are agreed with third parties.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1) SALES REVENUE

SALES REVENUE OF THE GROUP BY BUSINESS LINE

million €	2002	2001
Volkswagen passenger cars	34,813	37,729
Audi	17,558	17,471
SEAT passenger cars	4,766	4,749
Škoda passenger cars	4,432	4,339
Rolls-Royce/Bentley	234	375
Other passenger cars	809	933
Total passenger cars	**62,612**	**65,596**
Commercial vehicles	4,296	4,633
Genuine parts	5,829	5,472
Rental and leasing business	9,431	8,454
EDP services	167	193
Other sales	4,613	4,192
	86,948	**88,540**

For segmental reporting, the sales revenue of the Group is presented by division and market.

(2) GROSS PROFIT FINANCIAL SERVICES DIVISION

million €	2002	2001
Interest income from dealer financing	419	499
of which from subsidiaries	1	2
Interest income from customer financing	1,588	1,475
Interest income from direct banking business	17	16
Other interest and similar income	71	87
of which from subsidiaries	2	13
Income from finance leases	962	1,122
Income from fixed-interest securities/loans	0	1
Interest expenses from direct banking business	167	156
Other interest and similar expenses	1,652	1,716
of which to subsidiaries	10	1
	1,238	**1,328**

(3) OTHER OPERATING INCOME

million €	2002	2001
Reversal of value adjustments to receivables and other assets	186	200
Reversal of provisions, accruals and liabilities	572	634
Income from realized foreign currency hedging derivatives	302	308
Foreign exchange gains	835	790
Income from sale of promotional material	223	210
Income from rebilling	591	595
Insurance broking commissions	209	174
Other income from the Financial Services Division	37	96
Income from investment property	72	68
Income from the release of negative goodwill	4	–
Other operating income	1,106	1,043
	4,137	**4,118**

Foreign exchange gains mainly comprise gains from changes in exchange rates between the dates of recognition and payment of receivables and liabilities denominated in foreign currencies as well as exchange rate gains resulting from valuation at the rate prevailing on the balance sheet date. Foreign exchange losses from these items are shown under other operating expenses.

(4) OTHER OPERATING EXPENSES

million €	2002	2001
Amortization of goodwill	143	126
Value adjustments against receivables and other assets	806	629
Realized losses from derivative currency hedging instruments	157	234
Foreign exchange losses	972	821
Expenses from rebilling	164	161
Provision created because of the EU End of Life Vehicles Directive	–	83
Other operating expenses	1,417	1,214
	3,659	**3,268**

(5a) SHARE OF PROFITS AND LOSSES OF GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

million €	2002	2001
Share of profits of Group companies accounted for using the equity method	631	413
of which from joint ventures	571	380
associates	60	33
Share of losses of Group companies accounted for using the equity method	97	124
of which from joint ventures	4	27
associates	93	97
	534	**289**

(5b) OTHER INCOME FROM INVESTMENTS

million €	2002	2001
Income from result transfer agreements	6	41
Expenses from result transfer agreements	2	65
Other income from investments	15	90
of which from subsidiaries	14	17
other investments	1	73
Other expenses from investments	7	4
of which from subsidiaries	5	4
other investments	2	0
	12	**62**

Income and expenses from result transfer agreements relate exclusively to subsidiaries.

(6a) INTEREST RESULT

million €	2002	2001
Income from securities and loans	128	123
of which from subsidiaries	0	4
Other interest and similar income	390	460
Other interest and similar expenses	608	901
Income from valuation at fair value of ineffective hedging derivative financial instruments	43	26
Income from valuation at fair value of hedged assets and liabilities	189	122
Expenses from valuation at fair value of ineffective hedging derivative financial instruments	1	106
Expenses from valuation at fair value of hedged assets and liabilities	608	201
Interest charge included in leasing instalments	11	4
	– 478	**– 481**

Income and expenses from hedged items and the related hedging derivative financial instruments, in the sense of IAS 39, are recorded net under expenses and income from the valuation at fair value of ineffective hedging derivative financial instruments.

(6b) OTHER FINANCIAL RESULT

million €	2002	2001
Accumulation of pension provisions	– 681	– 689
Accumulation of other provisions	– 162	– 196
	– 843	**– 885**

(7) INCOME TAX EXPENSE

COMPONENTS OF TAX EXPENDITURE

million €	2002	2001
Current tax expenditure, Germany	881	990
Current tax expenditure, abroad	547	485
Current tax expenditure	**1,428**	**1,475**
of which prior period	45	1
Income from reversal of tax provisions	**– 59**	**– 210**
Current taxes on income	**1,369**	**1,265**
Deferred tax expenditure, Germany	53	82
Deferred tax income/expenditure, abroad	– 33	136
Deferred tax expenditure	**20**	**218**
Income tax expense	**1,389**	**1,483**

Current and deferred domestic taxes were valued at a tax rate of 38.3 % (previous year: 38.3 %), derived from corporation tax at 25 %, the 'solidarity surcharge' in connection with German reunification costs at 5.5 %, and the average state trade earnings tax applicable throughout the Group. In Germany, following the passing of the law relating to the reduction of tax rates and reform of business taxation, income from German investments and profits from the sale of investments in German corporations is not usually subject to tax as from January 1, 2002.

The statutory corporation tax rate for the 2003 tax year was increased to 26.5 % (plus the 5.5 % 'solidarity surcharge') because of the legislation relating to solidarity with flood victims enacted on September 21, 2002. Consequently, deferred taxes of German Group companies reversing in the financial year 2003 are valued as per December 31, 2002 at a tax rate of 39.66 % (including state trade tax). This resulted in deferred tax expenditure in the financial year 2002 of 10 million €. The local income tax rates applied for companies outside Germany vary between 10 and 41 %. In the case of split tax rates, the tax rate applicable to undistributed profits is applied.

The realization of tax relief in respect of losses carried forward from previous years resulted in a reduction in current taxes on income of 96 million € (previous year: 110 million €) in 2002.

Previously unused losses carried forward amounted to 2,197 million € (previous year: 1,307 million €). Losses carried forward amounting to 1,766 million € (previous year: 848 million €) can be used over an unlimited period of time, while 431 million € (previous year: 459 million €) must be used within the next 10 years. It was estimated that losses carried forward of 138 million € (previous year: 141 million €) will not be usable.

The increase in unused losses carried forward results primarily from the use of special depreciation for tax reasons in the USA.

Deferred tax income resulting from changes in tax rates totalled 3 million € (previous year: income amounting to 0.5 million €).

65 million € (previous year: 40 million €) of the deferred tax balance recorded on the balance sheet relate to transactions which directly increased capital and reserves.

The proposed dividend for the financial year 2002 will entail income tax consequences totalling 75 million € (previous year: 92 million €).

If taxed and untaxed components of capital and reserves were to be fully distributed as dividends, there would be a claim for corporate income tax reduction of 1,101 million € (previous year: 1,173 million €) not recorded on the balance sheet.

The following deferred tax assets and liabilities recorded on the balance sheet are attributable to differences in recognition and valuation of the various balance sheet items concerned and to tax losses carried forward:

million €	Deferred tax assets Dec 31, 2002	Deferred tax liabilities Dec 31, 2002	Deferred tax assets Dec 31, 2001	Deferred tax liabilities Dec 31, 2001
Intangible assets	51	2,523	77	2,084
Tangible assets and leasing and rental assets	3,472	2,512	3,642	1,875
Financial assets	177	76	63	13
Inventories	152	328	178	337
Receivables and other assets (including Financial Services Division)	259	3,460	254	3,805
Other current assets	178	3	97	7
Pension provisions	957	1	953	–
Other provisions	1,604	8	1,307	67
Liabilities	637	351	791	365
Tax losses carried forward	717	–	365	–
Value adjustments against deferred tax assets	– 108	–	– 119	–
Gross value	**8,096**	**9,262**	**7,608**	**8,553**
of which long-term	5,566	6,689	5,192	6,086
Offset	7,089	7,089	6,474	6,474
Consolidation	438	385	292	220
Balance sheet amount	**1,445**	**2,558**	**1,426**	**2,299**

IAS 12 stipulates that deferred tax assets and liabilities should be offset if, and only if, they relate to income taxes levied by the same taxation authority and relate to the same tax period.

The tax expenditure shown for the year 2002 of 1,389 million € (previous year: 1,483 million €) was 138 million € (previous year: 206 million €) less than the expected tax expenditure of 1,527 million € which would have resulted from application of a tax rate applicable to undistributed profits of 38.3 % to the profit before tax of the Group.

RECONCILIATION OF EXPECTED INCOME TAX EXPENSE TO INCOME TAX EXPENSE RECOGNIZED

million €	2002	2001
Profit before tax	3,986	4,409
Expected income tax expense (tax rate 38.3 %)	**1,527**	**1,689**
Reconciliation:		
Effect of different tax rates outside Germany	– 247	– 195
Proportion of expected taxation relating to:		
income not subject to tax	– 99	– 87
expenses not deductible for tax purposes	280	194
temporary differences and losses for which no deferred taxes were recognized	– 13	– 102
Tax credits	– 124	– 105
Prior-period current tax expense	54	1
Effect of tax rate changes	– 3	1
Other taxation effects	14	87
Income tax expense recognized	**1,389**	**1,483**
Effective tax rate (%)	34.9	33.6

(8) PROFIT AFTER TAX

Income in the amount of 1,231 million € (previous year: 1,195 million €) and expenses in the amount of 1,007 million € (previous year: 543 million €) are attributable to other financial years. The income is mainly included in other operating income, and relates primarily to income from the reversal of provisions and of receivables value adjustments as well as from tax refunds. The out-of-period expenses are for the most part included in cost of sales.

(9) MINORITY INTERESTS

million €	2002	2001
Share of subsidiaries' profits due to minority interests	13	11
Share of subsidiaries' losses applicable to minority interests	0	0
	13	**11**

The profits due to minority shareholders are attributable primarily to shareholders in VW Versicherungsvermittlungs-GmbH, VW AUDI Vertriebszentrum GmbH & Co. Südbayern KG, AUDI SENNA Ltda. and ŠKODA AUTO Polska S.A.

(10) EARNINGS PER SHARE

The undiluted earnings per share are calculated by dividing the share in profit of the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares traded in the course of the financial year.
A dilution of the earnings per share results from so-called potential shares. These include option rights that, however, only dilute earnings when they result in issue of shares at a value below the average market price of the share. The conversion rights from the second tranche of the share option plan and non-exercised option rights by the holders of the option bond issued in 1986 had a diluting effect in 2001. By contrast, there was no dilution in the financial year 2002. The reasons for this were the expiry of the option bond on August 1, 2001 and a fall in the share price. Consequently, at an average in the past financial year of 48.03 € (previous year: 51.93 €), the price of the VW ordinary share was just below the increased conversion price of 48.09 € for the exercise of conversion rights from the second tranche of the share option plan.

	Ordinary 2002	Preferred 2002	Ordinary 2001	Preferred 2001
shares				
Weighted average number of shares outstanding – undiluted	278,061,940	105,238,280	274,089,067	105,238,280
Potential ordinary shares with a diluting effect				
share option plan	–	–	845,288	–
option bonds	–	–	1,868,854	–
Weighted average number of shares outstanding – diluted	278,061,940	105,238,280	276,803,209	105,238,280

million €	2002	2001
Profit after tax	2,597	2,926
Minority interests	13	11
Net profit attributable to shareholders of Volkswagen AG	2,584	2,915
Undiluted earnings		
of which relating to – ordinary share	1,870	2,102
– preferred share	714	813
Diluted earnings		
of which relating to – ordinary share	1,870	2,107
– preferred share	714	808

€	2002	2001
Earnings per share – undiluted		
Ordinary share	6.72	7.67
Preferred share	6.78	7.73
Earnings per share – diluted		
Ordinary share	6.72	7.62
Preferred share	6.78	7.68

NOTES TO THE BALANCE SHEET

(11) INTANGIBLE ASSETS

million €	Concessions, industrial and similar rights and licences in such rights	Goodwill/ negative goodwill	Capitalized costs for products in development	Capitalized development costs for products currently in use	Other intangible assets	Payments on account	Total
Purchase/production cost at January 1, 2002	**40**	**1,396**	**2,546**	**6,048**	**739**	**180**	**10,949**
Exchange differences	– 4	– 1	– 63	– 71	– 27	0	– 166
Group changes	2	–	17	–	2	–	21
Additions	5	– 20	1,979	481	223	30	2,698
Transfers	– 1	4	– 1,317	1,313	150	– 199	– 50
Disposals	1	–	76	663	81	1	822
at December 31, 2002	**41**	**1,379**	**3,086**	**7,108**	**1,006**	**10**	**12,630**
Amortization at January 1, 2002	**28**	**942**	**–**	**2,910**	**473**	**–**	**4,353**
Exchange differences	– 3	– 1	–	– 41	– 17	–	– 62
Group changes	0	–	–	–	1	–	1
Amortization charge	4	131	–	969	150	–	1,254
Impairments	–	13	–	11	1	–	25
Transfers	– 2	2	–	0	0	–	0
Disposals	0	–	–	598	79	–	677
Reversal of impairments	–	–	–	–	–	–	–
at December 31, 2002	**27**	**1,087**	**–**	**3,251**	**529**	**–**	**4,894**
Net book amount at December 31, 2002	**14**	**292**	**3,086**	**3,857**	**477**	**10**	**7,736**
Net book amount at December 31, 2001	**12**	**454**	**2,546**	**3,138**	**266**	**180**	**6,596**

The additions to goodwill include negative goodwill of 37 million € scheduled to be released pro rata over a period of five years. A pro-rate release of 4 million € was made for 2002.

Of the total research and development costs incurred in 2002, an amount of 2,460 million € met the criteria for capitalization as stipulated by IAS.

The following amounts were charged to cost of sales:

million €	2002	2001
Research and non-capitalized development costs	1,911	1,743
Amortization of development costs	980	917
Research and development costs charged to the income statement	**2,891**	**2,660**

(12) TANGIBLE ASSETS

million €	Land, land rights and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment and factory and office equipment	Payments on account and assets in the course of construction	Total
Purchase/production cost at January 1, 2002	**11,728**	**20,106**	**21,920**	**3,544**	**57,298**
Exchange differences	– 389	– 777	– 844	– 81	– 2,091
Group changes	63	0	17	1	81
Additions	591	1,406	2,912	1,839	6,748
Transfers	500	1,291	1,008	– 2,740	59
Disposals	191	976	912	88	2,167
at December 31, 2002	**12,302**	**21,050**	**24,101**	**2,475**	**59,928**
Depreciation at January 1, 2002	**5,254**	**13,966**	**16,343**	**–**	**35,563**
Exchange differences	– 150	– 497	– 567	–	– 1,214
Group changes	9	0	10	–	19
Depreciation charge	421	1,595	2,431	–	4,447
Impairments	3	34	114	–	151
Transfers	10	– 1	2	–	11
Disposals	122	930	839	0	1,891
Reversal of impairments	–	–	–	–	–
at December 31, 2002	**5,425**	**14,167**	**17,494**	**0**	**37,086**
Net book amount at December 31, 2002	**6,877**	**6,883**	**6,607**	**2,475**	**22,842**
Net book amount at December 31, 2001	**6,474**	**6,140**	**5,577**	**3,544**	**21,735**
of which assets leased under finance lease contracts					
Book amount at December 31, 2002	153	–	45	–	198
Book amount at December 31, 2001	75	–	20	–	95

Options to purchase buildings and plant leased under the terms of finance leases usually exist, and are normally exercised. Interest rates on the leases vary between 4.9 and 9.0 %, according to the market and the respective agreement start dates. The future finance lease payments due, and their present values, are shown in the following table:

million €	2003	2004–2007	from 2008	Total
Finance lease payments	74	100	174	348
Interest element of finance lease payments	3	31	73	107
Present value of finance lease payments	**71**	**69**	**101**	**241**

For assets leased under operating leases, payments reflected in the income statement totalling 229 million € (previous year: 248 million €) were made in the current year.

(13) INVESTMENTS IN GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AND OTHER FINANCIAL ASSETS

		Shares in			Loans to			
million €	Group companies accounted for using the equity method	subsidiaries	other investments	subsidiaries	joint ventures, associates and other investments	other third parties	Long-term securities	Total
Cost at January 1, 2002	**3,618**	**196**	**140**	**84**	**31**	**250**	**5**	**4,324**
Exchange differences	– 74	– 5	0	0	–	– 2	– 2	– 83
Group changes	1	45	1	0	2	0	3	52
Additions	543	81	0	18	0	59	1	702
Transfers	– 1	2	–	–	–	–	–	1
Disposals	379	56	0	78	3	48	3	567
Reversal of impairments	–	–	–	0	– 1	–	–	– 1
at December 31, 2002	**3,708**	**263**	**141**	**24**	**29**	**259**	**4**	**4,428**
Depreciation at January 1, 2002	**220**	**39**	**58**	**0**	**–**	**6**	**2**	**325**
Exchange differences	0	– 1	0	–	0	0	– 1	– 2
Group changes	–	29	1	–	–	0	–	30
Depreciation charge	87	–	–	–	–	–	–	87
Impairments	4	2	0	–	1	2	0	9
Transfers	0	0	–	–	–	–	–	0
Disposals	0	–	–	–	–	1	0	1
Reversal of impairments	–	5	–	–	–	0	–	5
at December 31, 2002	**311**	**64**	**59**	**0**	**1**	**7**	**1**	**443**
Net book amount at December 31, 2002	**3,397**	**199**	**82**	**24**	**28**	**252**	**3**	**3,985**
Net book amount at December 31, 2001	**3,398**	**157**	**82**	**84**	**31**	**244**	**3**	**3,999**
Fair value at December 31, 2002				**24**	**28**	**252**	**3**	
Fair value at December 31, 2001				**83**	**31**	**243**	**2**	

The shares in companies accounted for using the equity method include joint ventures in the amount of 1,873 million € (previous year: 1,808 million €).

Of the loans to joint ventures, associates and other investments, 7 million € (previous year: 7 million €) relate to loans to joint ventures, subject to interest rates of up to 4.5 % (previous year: 4.5 %).

The major joint ventures and associates are detailed in the listing of major Group companies at the end of the notes to the consolidated financial statements.

The loans to subsidiaries have terms of between 5 and 8 years and are subject to interest rates of between 4.3 and 5.3 %, corresponding to the market rates at the date of issue of the respective loan.

The loans to third parties are subject to fixed interest rates up to 6.0 %.

(14) LEASING AND RENTAL ASSETS

million €	Movable assets	Invest-ment property	Total
Purchase/production cost at January 1, 2002	**8,476**	**539**	**9,015**
Exchange differences	– 1,222	– 17	– 1,239
Group changes	756	20	776
Additions	6,840	71	6,911
Transfers	0	– 10	– 10
Disposals	4,972	2	4,974
at December 31, 2002	**9,878**	**601**	**10,479**
Depreciation at January 1, 2002	**1,583**	**148**	**1,731**
Exchange differences	– 255	– 1	– 256
Group changes	343	4	347
Depreciation charge	1,278	11	1,289
Impairments	131	2	133
Transfers	0	– 11	– 11
Disposals	1,194	1	1,195
Reversal of impairments	4	–	4
at December 31, 2002	**1,882**	**152**	**2,034**
Net book amount at December 31, 2002	**7,996**	**449**	**8,445**
Net book amount at December 31, 2001	**6,893**	**391**	**7,284**

Assets leased out under the terms of operating leases and investment property are recorded under leasing and rental assets, in accordance with IAS 40.

Investment property includes leased dealerships and apartments rented out, with a fair value of 839 million €. Operating costs totalling 54 million € were incurred for the maintenance of investment property in use. Expenses of 1 million € were incurred for unused investment property.

The following payments from non-cancellable leases and rental agreements are expected to be received over the coming years:

million €	2003	2004–2007	from 2008	Total
	1,195	1,548	17	2,760

(15) INVENTORIES

million €	Dec 31, 2002	Dec 31, 2001
Raw materials and supplies	1,833	1,852
Work in progress	1,237	1,269
Finished goods and purchased merchandize	7,590	6,818
Payments on account	17	6
	10,677	**9,945**

Of the total inventories, 1,377 million € is recognized at net realizable value (since this is lower than cost). The value adjustment relative to the gross value totalled 224 million €.

(16) FINANCIAL SERVICES RECEIVABLES

million €	within *one year*	Falling due after *one year*	Book value *Dec 31, 2002*	Fair value *Dec 31, 2002*	within *one year*	Falling due after *one year*	Book value *Dec 31, 2001*	Fair value *Dec 31, 2001*
Receivables from financing business								
customer financing	7,074	13,266	20,340	20,538	6,548	11,857	18,405	18,461
dealer financing	6,390	490	6,880	6,882	6,521	538	7,059	7,058
direct banking	28	–	28	28	22	–	22	22
	13,492	13,756	27,248	27,448	13,091	12,395	25,486	25,541
Other receivables due from operating lease business	196	–	196	197	281	–	281	281
Receivables from finance leases	4,229	5,839	10,068	10,076	4,147	6,173	10,320	10,516
	17,917	**19,595**	**37,512**	**37,721**	**17,519**	**18,568**	**36,087**	**36,338**

Long-term receivables from customer financing business are subject to mainly fixed interest rates of between 0.13 and 18.6 %, depending on the respective market. They have terms of up to 72 months. The long-term portion of dealer financing is provided at interest rates of between 3.0 and 11.0 %, depending on country.

The receivables from customer and dealer financing are secured on vehicles or real estate according to group policy.

The receivables from dealer financing include an amount of 22 million € (previous year: 28 million €) receivable from subsidiaries.

Receivables from financial services agreements pledged against asset-backed securities are detailed in note (26) relating to current and non-current borrowings.

The receivables from finance leases – almost entirely in respect of vehicles – are expected to generate the following cash flows:

million €	2003	2004–2007	from 2008	Total
Future payments receivable from finance leases	4,718	6,451	2	11,171
Unearned finance income from finance leases (discounting)	489	614	0	1,103
Book value of receivables from finance leases	4,229	5,837	2	10,068
Present value of unguaranteed residual values	242	366	–	608
Present value of minimum lease payments outstanding at the balance sheet date	**3,987**	**5,471**	**2**	**9,460**

Lease calculations are prepared on the basis of country-specific market interest rates of between 7 and 25 %.

Outstanding finance lease receivables are subject to value adjustments of 205 million €.

(17) TRADE RECEIVABLES

million €	within one year	Falling due after one year	Book value Dec 31, 2002	within one year	Falling due after one year	Book value Dec 31, 2001
Trade receivables due from						
third parties	5,112	73	5,185	4,757	57	4,814
subsidiaries	219	2	221	117	3	120
joint ventures	260	0	260	144	–	144
associates	77	0	77	55	–	55
other companies in which an investment is held	4	–	4	8	–	8
	5,672	**75**	**5,747**	**5,081**	**60**	**5,141**

The fair values of the trade receivables correspond to the book values. Value adjustments totalling 139 million € (previous year: 119 million €) were made.

(18) OTHER RECEIVABLES AND ASSETS

million €	within one year	Falling due after one year	Book value Dec 31, 2002	Fair value Dec 31, 2002	within one year	Falling due after one year	Book value Dec 31, 2001	Fair value Dec 31, 2001
Other receivables due from								
subsidiaries	88	6	94	92	452	18	470	471
joint ventures	493	25	518	518	154	315	469	467
associates	17	–	17	17	8	–	8	8
other companies in which an investment is held	1	–	1	1	11	–	11	11
Claims for refund of income taxes	213	–	213	213	159	–	159	159
Other claims in respect of taxes	1,113	80	1,193	1,193	1,155	103	1,258	1,258
Positive fair values of derivative financial instruments	337	309	646	646	102	154	256	256
Other assets	805	568	1,373	1,373	735	572	1,307	1,307
	3,067	**988**	**4,055**	**4,053**	**2,776**	**1,162**	**3,938**	**3,937**

Other assets include plan assets for the financing of post-employment benefits in the amount of 98 million € (previous year: 137 million €).

No material restrictions of title or right of use exist in respect of other receivables and assets. Risk of loss was covered by means of value adjustments. A total of 287 million € (previous year: 289 million €) in value adjustments was recognized.

Short-term other receivables are predominantly non-interest-bearing. The **derivative financial instruments** have the following **positive fair values**:

million €	Dec 31, 2002	Dec 31, 2001
Transactions for hedging against		
exchange risk from assets through fair value hedges	84	16
exchange risk from liabilities through fair value hedges	26	27
interest risk through fair value hedges	358	164
interest risk through cash flow hedges	3	2
exchange risk from future cash flows (cash flow hedges)	115	43
Hedging transactions	**586**	**252**
Assets arising from ineffective hedging derivatives	60	4
	646	**256**

Further details on derivative financial instruments as a whole are given in note (31) Financial instruments.

(19) SECURITIES

The securities serve to safeguard liquidity. Securities classified as current assets are quoted, mainly short-term fixed-interest securities, and shares.

(20) CASH AND CASH EQUIVALENTS

million €	Dec 31, 2002	Dec 31, 2001
Cash at banks	2,894	4,116
Cheques, cash on hand and funds payable on demand	93	169
	2,987	**4,285**

Cash at banks is held at various banks in different currencies.

(21) DEFERRED TAX ASSETS

The deferred tax assets result from the following future tax reliefs:

million €	Dec 31, 2002	Dec 31, 2001
Temporary differences between the tax balance sheet and the consolidated financial statements	828	1,171
Future tax savings resulting from losses carried forward	617	255
Balance sheet amount	**1,445**	**1,426**

More details on the deferred taxes are given under note (7) Income tax expense.

(22) PREPAYMENTS AND DEFERRED CHARGES

million €	Dec 31, 2002 Total	of which falling due within one year	Dec 31, 2001 Total	of which falling due within one year
Deferred leasing commissions	94	81	78	68
Other items	179	12	300	18
	273	**93**	**378**	**86**

(23) CAPITAL AND RESERVES

The subscribed capital of Volkswagen AG is denominated in Euros. The shares are bearer shares without nominal value. One share represents a share of 2.56 € of the Company's capital. As well as ordinary shares, there are preferred shares that entitle the bearer to a 0.06 € higher dividend than the ordinary shares but have no voting rights.

Following the exercise of conversion rights from the second tranche of the share option plan, the issue of 819,860 ordinary shares, utilizing part of the existing authorized share capital, resulted in an increase in the subscribed capital by 2.1 million € (previous year: 16.4 million €). 36 million € (previous year: 119 million €) was allocated to the capital reserve.

The **subscribed capital** is now composed of 320,289,940 ordinary shares with no nominal value and 105,238,280 preferred shares, and totals 1,089 million € (previous year: 1,087 million €). There is an authorized share capital of 400 million € expiring on June 1, 2004. Based on the resolution of the Annual General Meeting on June 7, 2001, further authorized share capital of up to 130 million €, expiring on June 6, 2006, was approved for the issue of new ordinary bearer shares.

	2002 shares	2001 shares	2002 €	2001 €
at January 1	**424,708,360**	**418,308,000**	**1,087,253,402**	**1,070,868,480**
Issued shares	819,860	6,400,360	2,098,841	16,384,922
at December 31	**425,528,220**	**424,708,360**	**1,089,352,243**	**1,087,253,402**

Of the ordinary shares, 41,719,353 were held by the 100% subsidiary Volkswagen Beteiligungs-Gesellschaft mbH at December 31, 2002.

There is authorized share capital of 66.9 million € for the bearers of rights arising from convertible bonds issued by Volkswagen AG on the basis of the authorization given by the Annual General Meeting on June 19, 1997 for the purpose of share issues to the Board of Management, Group senior management and management, as well as employees of Volkswagen AG for whom remuneration is collectively agreed.

SHARE OPTION PLAN

The Board of Management, with the consent of the Supervisory Board, utilized the authorization to implement a share option plan in the financial years 1999, 2000, 2001 and 2002. The plan entitles the beneficiaries to acquire options for the purchase of shares in Volkswagen AG based on their take-up of convertible bonds at a unit price of 2.56 €. Each bond is convertible into 10 ordinary shares.

The share options are not accounted for until the date the option is exercised. The conversion price then received for the new shares is recorded in subscribed capital or the capital reserve as appropriate.

The initial conversion price of the fourth tranche, reflecting the price of the Volkswagen share on the date the resolution was passed in 2002, was set at 51.52 € per Volkswagen ordinary share. It will increase in each of the following years by 5 percentage points. After a 24-month blocking period, the conversion rights can be exercised between June 19, 2004 and June 11, 2007. For the first conversion period starting on June 19, 2004 the conversion price will be 56.67 €.

The conversion prices and periods of the four tranches are shown in the following table:

CONVERSION PRICES AND PERIODS FOR EACH TRANCHE OF THE SHARE OPTION PLAN

in €	1st tranche	2nd tranche	3rd tranche	4th tranche
Initial conversion price	69.48	41.82	59.43	51.52
Conversion price				
as from June 11, 2001	76.43			
as from October 31, 2001	79.90			
as from July 14, 2002		46.00		
as from October 30, 2002	83.38	48.09		
as from July 14, 2003			65.37	
as from publication of quarterly report as at September 30, 2003	86.85	50.18	68.34	
as from June 19, 2004				56.67
as from publication of quarterly report as at September 30, 2004		52.28	71.32	59.25
as from publication of quarterly report as at September 30, 2005			74.29	61.82
as from publication of quarterly report as at September 30, 2006				64.40
Beginning of conversion period	June 11, 2001	July 14, 2002	July 14, 2003	June 19, 2004
End of conversion period	June 4, 2004	July 6, 2005	July 6, 2006	June 11, 2007

The total value of the issued convertible bonds on December 31, 2002, at 2.56 € per convertible bond, was 6,126,515.20 € (= 2,393,170 bonds), entailing the right to purchase 23,931,700 ordinary shares. The liabilities from convertible bonds are recognized under other payables. In the financial year, 38,025 convertible bonds with a value of 97,344.00 € were returned by employees who have since left the Company. The development in the rights to share options granted is shown in the following table:

DEVELOPMENT IN RIGHTS TO SHARE OPTIONS GRANTED (1ST TO 4TH TRANCHE)

	Nominal value of convertible bonds €	Number of conversion rights rights	Number of potential shares shares
at January 1, 2002	**5,384,607**	**2,103,362**	**21,033,620**
In financial year			
granted	1,049,136	409,819	4,098,190
exercised	209,884	81,986	819,860
returned	97,344	38,025	380,250
at December 31, 2002	**6,126,515**	**2,393,170**	**23,931,700**

There is additional authorized share capital of 100 million € for the issue of up to 39,062,500 ordinary and/or preferred shares. This conditional capital increase will only occur to the extent that the bearers of the option and convertible bonds to be issued up to June 1, 2004 exercise their conversion rights.

There is also an authorized share capital of 39.7 million € for the issue of ordinary shares. This conditional capital increase will only occur to the extent that the bearers of the convertible bonds, issued after the authorization given by the Annual General Meeting on April 16, 2002 to implement a share option plan, exercise their conversion rights.

RESERVES

million €	Dec 31, 2002	Dec 31, 2001
Capital reserve		
Premium on capital increases	4,232	4,196
Premium on issue of option bonds	219	219
	4,451	**4,415**
Revenue reserves		
Statutory reserve	31	31
Reserve for cash flow hedges	– 189	– 113
Reserve for currency adjustment	– 1,316	– 139
Other revenue reserves	17,664	17,052
Bought-back shares	– 2,285	– 2,285
	13,905	**14,546**

The capital reserve increased by 36 million € (previous year: 119 million €) because of the allocation of the premium on the increase in subscribed capital resulting from the exercise of conversion rights.

157 million € was allocated to the reserve for cash flow hedges in the current period (previous year: –202 million €). 233 million € (previous year: 183 million €) was withdrawn from the reserve, with the corresponding effect on the income statement.

DIVIDEND PROPOSAL

In accordance with Section 58 subsection 2 of the German Stock Corporation Act (AktG), the dividend payment by Volkswagen AG is based on the accumulated profit shown in the financial statements of Volkswagen AG. Based on the financial statements of Volkswagen AG reserves of 565 million € are available for distribution. The Board of Management and Supervisory Board of Volkswagen AG propose to the Annual General Meeting that a dividend of 1.30 € per ordinary share and 1.36 € per preferred share, amounting in total to 505 million €, be paid, and that the remaining earnings of 60 million € be carried forward.

(24) MINORITY INTERESTS

The equity shares of minority shareholders are attributable primarily to shareholders in AUDI AG.

(25) PROVISIONS

million €	within one year	Falling due after one year	Dec 31, 2002	Dec 31, 2001
Provisions for pensions and similar obligations	340	9,961	10,301	9,984
Provisions in respect of taxes	494	980	1,474	1,418
Other provisions	5,931	4,643	10,574	10,380
	6,765	**15,584**	**22,349**	**21,782**

PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS

Provisions for post-employment benefits are established for benefits payable in the form of retirement, invalidity and dependants' benefits. The benefits provided by the Group vary according to the legal, tax and economic circumstances of the country concerned, and usually depend on the length of service and remuneration of the employees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans. In the case of defined contribution plans, the Company makes contributions to state or private pension schemes based on legal or contractual requirements or on a voluntary basis. Once the contributions have been paid, no further obligations exist for the Company. Current contributions (excluding contributions to the compulsory state pension system) are recognized as pension expenditure in the respective year. In 2002 they totalled 15 million € (previous year: 8 million €) in the Group.

Most pension plans are defined benefit plans, with a distinction made between unfunded plans and those funded externally.

The pension provisions for defined benefit plans are determined according to IAS 19 (Employee Benefits) in keeping with the internationally accepted Projected Unit Credit Method, whereby the future obligations are valued on the basis of the pro rata entitlements attributed as at the balance sheet date. The valuation incorporates assumptions as to trends in the relevant variables affecting the level of benefits. All defined benefit plans require actuarial calculations.

Owing to their benefit character, the obligations of the US Group companies, in particular, in respect of post-employment medical care are likewise shown under defined benefit plans. These obligations similar to pensions take into account the expected long-term rise in the cost of healthcare.

Since 1996 the pension scheme of the Volkswagen Group in Germany has been based on a specially developed pension model classified in accordance with IAS as a defined benefit plan. With effect from January 1, 2001 this model was further developed into a pension fund, with the annual remuneration-linked contributions being invested in funds by VW Pension Trust e.V. Based on fund investment, this model offers the possibility of increasing benefit entitlements while at the same time fully safeguarding them. For this reason almost all Group companies in Germany have now joined the fund. Since the fund investments held by the trust meet the preconditions of IAS 19 for classification as plan assets, they are deducted from the obligation.

The following amounts were recognized on the balance sheet for defined benefit plans:

million €	Dec 31, 2002	Dec 31, 2001
Present value of externally funded obligations	1,713	1,485
Fair value of plan assets	– 1,219	– 1,372
Deficit/surplus	494	113
Present value of unfunded obligations	10,712	9,959
Unrecognized actuarial losses	– 1,028	– 225
Unrecognized past service cost	3	–
Amount not recognized as an asset because of the limit in IAS 19 paragraph 58(b)	22	–
Net liability in the balance sheet	**10,203**	**9,847**

The net liability recognized on the balance sheet is included in the following items:

million €	Dec 31, 2002	Dec 31, 2001
Provisions for pensions and similar obligations	10,301	9,984
Other assets	– 98	– 137
Net liability in the balance sheet	**10,203**	**9,847**

Actuarial gains/losses arise from census changes and changes in actual trends (e.g. in income and pension increases) relative to the assumptions on which calculations were based. In accordance with IAS 19, this amount is divided over the expected average remaining working lives of the employees and recognized as appropiate in the balance sheet and income statement if the actuarial gains or losses not recognized at the beginning of the financial year exceed 10 % of the higher of the defined benefit obligation or the fair value of the plan assets at the beginning of the financial year.

Where the foreign Group companies externally fund obligations, the investment is mainly in the form of real estate, shares and fixed-interest securities. These include no financial instruments issued by companies of the Volkswagen Group and no investment property used by Group companies.

In the financial year pensions totalling 402 million € (previous year: 374 million €) were paid.

The following amounts were recognized in the income statement:

million €	2002	2001
Current service cost	351	362
Interest cost	679	689
Expected return on plan assets	– 107	– 121
Net actuarial gains and losses recognized for the year	8	–
Losses/gains on curtailment and settlement	– 5	2
Amount of income and expenses recognized in the income statement	**926**	**932**

The above amounts are generally included in the personnel costs of the functional areas. Accumulation of pension provisions is shown under note (6b) Other financial result.

Investment of the plan assets to cover future pension obligations resulted in actual losses in the amount of 230 million € (previous year: 89 million €).

The net liability recognized in the balance sheet has changed as follows:

million €	2002	2001
Net liability in the balance sheet at January 1	**9,847**	**9,442**
Group changes (new pension plans)	25	2
Total expense recognized in the income statement	926	932
Company benefit payments and contributions to funds	– 599	– 536
Other changes	24	–
Exchange differences	– 20	7
Net liability in the balance sheet at December 31	**10,203**	**9,847**

Calculation of the pension provisions was based on the following assumptions:

in %	2002	Germany 2001	2002	Abroad 2001
Discount rate at December 31	5.75	6.00	3.00–6.75	3.00–7.50
Expected return on plan assets at December 31	6.75	7.00	5.00–8.50	6.71–8.50
Future salary increases	2.75	3.00	1.50–5.00	1.50–6.00
Future pension increases	1.50–3.64	1.50–4.00	1.36–3.00	2.50–3.00
Fluctuation rate	1.40	1.40	2.00–6.59	2.00–6.60
Annual increase in healthcare costs	–	–	5.50–7.00	5.75–7.00

TAX PROVISIONS

Taxes are detailed under note (7) Income tax expense.

OTHER PROVISIONS

million €	Warranties	Distribution costs	Workforce costs	EU End of Life Vehicles Directive	Other provisions	Total
at January 1, 2002	**3,884**	**1,667**	**1,920**	**597**	**2,312**	**10,380**
Exchange differences	– 178	– 89	– 60	– 5	– 188	– 520
Changes to Group structure	7	–	–	36	60	103
Consumption	– 2,246	– 1,205	– 876	–	– 866	– 5,193
Increases/additions	2,808	1,544	897	72	784	6,105
Accumulation of interest	139	1	2	13	3	158
Reversal	– 19	– 126	– 42	– 110	– 162	– 459
at December 31, 2002	**4,395**	**1,792**	**1,841**	**603**	**1,943**	**10,574**

Payments for which other provisions are made are expected to amount to 56 % in the following year, to 31 % in the years 2004 to 2007 and to 13 % thereafter.

(26) CURRENT AND NON-CURRENT BORROWINGS

The details of current and non-current borrowings are presented in the following table:

million €	under one year	Remaining term within one to five years	over five years	Book value Dec 31, 2002	under one year	Remaining term within one to five years	over five years	Book value Dec 31, 2001
Bonds	3,468	6,904	2,623	12,995	1,160	3,520	797	5,477
of which convertible	51	–	–	51	51	–	–	51
Commercial papers and notes	10,520	3,023	3,388	16,931	15,424	4,562	–	19,986
Liabilities to banks	5,283	2,178	753	8,214	8,266	2,556	855	11,677
Deposits from direct banking business	5,284	234	95	5,613	4,379	150	16	4,545
Loans	971	87	134	1,192	132	103	134	369
Bills of exchange	292	17	–	309	262	35	–	297
Liabilities for the capital element of future finance lease payments	193	24	25	242	70	14	4	88
Borrowings from								
subsidiaries	78	–	3	81	326	–	4	330
joint ventures	15	–	–	15	24	–	–	24
associates	2	–	–	2	1	–	–	1
other companies in which an investment is held	7	–	–	7	–	–	–	–
	26,113	**12,467**	**7,021**	**45,601**	**30,044**	**10,940**	**1,810**	**42,794**

Of the liabilities shown on the consolidated balance sheet, a total of 171 million € (previous year: 204 million €) are secured, for the most part, by charges on property.

The interest rates on bills of exchange payable vary between 2.0 and 7.0 %. The fair value of the bills of exchange payable is equal to the book value.

The amounts payable to subsidiaries and associates are subject to market interest rates of between 1.2 and 4.2 %.

Asset-backed securities transactions for refinancing in the financial services business amounting to 7,329 million € (previous year: 4,456 million €) are included in the bonds, notes and liabilities from loans. Financial services receivables totalling 8,888 million € (previous year: 5,006 million €) have been pledged as security.

The terms of the bonds, notes and liabilities to banks as well as loans, together with their book values and fair values, are shown in the following tables:

BONDS

Data for underlying take-up of finance, excluding hedging instruments

Interest terms	Currency	Interest commitment ending	Weighted interest rate, based on book values	Notional amount million €	Book value as at Dec 31, 2002 Remaining term in million € < 1 year	1–5 years	> 5 years	Total
floating/fixed	CZK	< 1 year	5.1 %	111	32	79	–	111
floating/fixed	EUR	< 1 year	4.0 %	3,988	1,819	2,235	–	4,054
floating/fixed	GBP	< 1 year	4.1 %	394	393	–	–	393
floating/fixed	JPY	< 1 year	0.1 %	523	489	32	–	521
floating/fixed	NOK	< 1 year	7.5 %	110	55	56	–	111
floating/fixed	PLN	< 1 year	8.9 %	125	99	28	–	127
floating/fixed	USD	< 1 year	1.5 %	700	175	524	–	699
fixed	CZK	1–5 years	7.3 %	158	–	158	–	158
fixed	EUR	1–5 years	4.3 %	1,857	50	1,850	–	1,900
floating	EUR	1–5 years	3.4 %	368	–	368	–	368
fixed	USD	1–5 years	2.7 %	1,640	234	1,423	–	1,657
fixed	EUR	> 5 years	5.1 %	2,500	–	–	2,560	2,560
other				283	71	151	63	285
Total non-convertible bonds				**12,757**	**3,417**	**6,904**	**2,623**	**12,944**
floating/fixed	EUR	< 1 year	1.8 %	51	51	–	–	51
Total convertible bonds				**51**	**51**	**–**	**–**	**51**
Fair value as at Dec 31, 2002								**12,995**
Fair value as at Dec 31, 2001								**5,510**

MEDIUM AND LONG-TERM NOTES

Data for underlying take-up of finance, excluding hedging instruments

Interest terms	Currency	Interest commitment ending	Weighted interest rate, based on book values	Notional amount million €	Book value as at Dec 31, 2002 Remaining term in million € < 1 year	1–5 years	> 5 years	Total
floating/fixed	EUR	< 1 year	3.1 %	4,642	4,613	20	–	4,633
floating/fixed	GBP	< 1 year	4.0 %	693	691	–	–	691
floating/fixed	JPY	< 1 year	0.1 %	1,141	1,233	24	–	1,257
floating/fixed	SEK	< 1 year	4.0 %	456	453	–	–	453
floating/fixed	USD	< 1 year	3.5 %	5,362	1,586	477	3,290	5,353
fixed	USD	1–5 years	2.5 %	2,571	95	2,490	–	2,585
fixed	USD	> 5 years	1.3 %	1,708	1,708	–	–	1,708
other				233	141	12	98	251
Total				**16,806**	**10,520**	**3,023**	**3,388**	**16,931**
Fair value as at Dec 31, 2002								**16,844**
Fair value as at Dec 31, 2001								**19,917**

LIABILITIES TO BANKS

Data for underlying take-up of finance, excluding hedging instruments

Interest terms	Currency	Interest commitment ending	Weighted interest rate, based on book values	Notional amount million €	Book value as at Dec 31, 2002 Remaining term in million € < 1 year	1–5 years	> 5 years	Total
floating/fixed	BRL	< 1 year	14.5 %	163	163	–	–	163
floating/fixed	CZK	< 1 year	2.9 %	189	189	–	–	189
floating/fixed	EUR	< 1 year	3.6 %	3,041	2,496	416	136	3,048
floating/fixed	GBP	< 1 year	4.6 %	384	384	–	–	384
floating/fixed	JPY	< 1 year	0.5 %	746	684	–	–	684
floating/fixed	SEK	< 1 year	4.1 %	114	114	–	–	114
floating/fixed	SKK	< 1 year	8.4 %	213	213	–	–	213
fixed	BRL	1–5 years	18.5 %	909	464	238	207	909
fixed	CZK	1–5 years	4.6 %	133	83	50	–	133
fixed	EUR	1–5 years	4.4 %	948	103	835	11	949
fixed	JPY	1–5 years	0.6 %	344	1	341	–	342
fixed	MXN	1–5 years	11.2 %	205	111	93	–	204
fixed	SKK	1–5 years	8.5 %	113	–	113	–	113
fixed	USD	> 5 years	9.3 %	223	–	–	202	202
other				599	278	92	197	567
Total				**8,324**	**5,283**	**2,178**	**753**	**8,214**
Fair value as at Dec 31, 2002								**8,244**
Fair value as at Dec 31, 2001								**11,683**

The terms of the agreements are in some cases well beyond the stated period of interest commitment. The variable interest rates are based on local Inter Bank rates plus premium.

The **direct banking deposits** totalling 5,613 million € (previous year: 4,545 million €) are based on overnight and fixed-term deposits as well as savings certificates and savings plans. The interest rate on overnight accounts at the balance sheet date was 3.1 %. Fixed-term deposits, savings plans and savings certificates, with a maximum term of 30 years, carried interest rates of between 2.5 and 7.0 %. The fair values of the investments correspond to their book values.

LOANS

Data for underlying take-up of finance, excluding hedging instruments

Interest terms	Currency	Interest commitment ending	Weighted interest rate, based on book values	Notional amount million €	Book value as at Dec 31, 2002 Remaining term in million € < 1 year	1–5 years	> 5 years	Total
floating/fixed	GBP	< 1 year	4.1 %	923	922	–	–	922
fixed	EUR	> 5 years	5.3 %	114	29	14	71	114
other				153	20	73	63	156
Total				**1,190**	**971**	**87**	**134**	**1,192**
Fair value as at Dec 31, 2002								**1,196**
Fair value as at Dec 31, 2001								**289**

(27) TRADE PAYABLES

million €	under one year	Falling due over one year	Book value Dec 31, 2002	under one year	Falling due over one year	Book value Dec 31, 2001
Trade payables owing to						
third parties	7,095	10	7,105	6,883	10	6,893
subsidiaries	62	–	62	80	–	80
joint ventures	56	–	56	67	–	67
associates	8	–	8	8	–	8
other companies in which an investment is held	5	–	5	7	–	7
	7,226	**10**	**7,236**	**7,045**	**10**	**7,055**

Fair values match the recognized book values.

(28) OTHER PAYABLES

million €	under one year	within one to five years	Falling due over five years	Book value Dec 31, 2002	under one year	within one to five years	Falling due over five years	Book value Dec 31, 2001
Payments on account received in respect of orders	765	4	0	769	764	2	–	766
Other liabilities due to								
subsidiaries	13	0	0	13	82	–	–	82
joint ventures	21	1	–	22	10	–	–	10
associates	2	–	–	2	–	2	–	2
other companies in which an investment is held	2	–	–	2	2	–	–	2
Liabilities relating to derivative financial instruments	343	204	50	597	635	79	25	739
Liabilities relating to								
taxes on income	29	–	–	29	29	–	–	29
other taxes	760	0	162	922	573	–	274	847
social security	357	5	0	362	365	4	–	369
wages and salaries	688	59	9	756	780	60	–	840
Other liabilities	2,102	320	232	2,654	1,807	270	398	2,475
	5,082	**593**	**453**	**6,128**	**5,047**	**417**	**697**	**6,161**

Fair values match the recognized book values.

The **derivative financial instruments** have the following **negative fair values:**

million €	Dec 31, 2002	Dec 31, 2001
Transactions for hedging against		
exchange risk from assets through fair value hedges	9	144
exchange risk from liabilities through fair value hedges	153	243
interest risk through fair value hedges	50	53
interest risk through cash flow hedges	233	141
exchange risk from future cash flows (cash flow hedges)	48	28
Hedging transactions	**493**	**609**
Liabilities arising from ineffective hedging derivatives*	104	130
	597	**739**

* Exchange and interest rate options (caps, collars, floors etc.).

Further details on the derivative financial instruments as a whole are given in note (31) Financial instruments.

(29) DEFERRED INCOME

million €	Dec 31, 2002 Total	of which with a remaining term of more than one year	Dec 31, 2001 Total	of which with a remaining term of more than one year
Special payments from operating lease customers	129	106	107	107
Other items	204	167	178	67
	333	**273**	**285**	**174**

OTHER INFORMATION

(30) CASH FLOW STATEMENT

The cash flow statement comprises only cash and cash equivalents shown in the balance sheet.

Cash flows are presented in the cash flow statement analysed into cash inflows and outflows from operating activities, investing activities and financing activities.

The cash flow from operating activities is derived indirectly from the profit before tax. The profit before tax is adjusted to take account of the expenses (mainly depreciation) and income with no cash impact. The cash flow from operating activities is then derived by taking the change in working capital into account.

Cash flows from investing activities includes additions to tangible assets and long-term financial assets as well as to capitalized development costs. The changes in leasing and rental assets and in financial services receivables are also shown here.

Cash flows from financing activities includes outflows of funds resulting from dividend payments and redemption of bonds as well as inflows from the issue of bonds and from the change in other financial liabilities.

The changes in balance sheet items presented in the cash flow statement cannot be derived directly from the balance sheet, as the effects of currency translation and changes in the scope of consolidation have no cash impact and are stripped out.

In 2002 cash flows from operating activities includes interest received totalling 3,251 million € and interest paid totalling 2,261 million €. Also, the share of profits and losses of Group companies accounted for using the equity method, note (5a), includes dividends totalling 179 million €.

(31) FINANCIAL INSTRUMENTS

1. HEDGING POLICY AND FINANCIAL DERIVATIVES

In conducting its business operations the Volkswagen Group is exposed, in particular, to fluctuations in exchange rates and interest rates. Corporate policy is to eliminate or limit such risk by means of hedging. All hedging operations are either centrally co-ordinated or carried out by Group Treasury.

2. HEDGING RULES

The international business operations of the Volkswagen Group expose it to fluctuations in exchange rates as well as fluctuations in interest rates on the international money and capital markets.

General rules apply to Group-wide exchange and interest rate hedging policy, oriented to the Minimum Requirements for Credit Institutions for the Performance of Trading Transactions issued by the Federal Banking Supervisory Authority.

Partners in these financial transactions are top-class national and international banks, whose credit worthiness is continually assessed by the leading rating agencies.

2.1 EXCHANGE RATE RISK

To hedge against exchange rate risk, foreign exchange forward contracts, foreign exchange options and cross-currency interest rate swaps are used. These transactions relate to the exchange rate hedging of all cash flows in foreign currency arising from operating activities (in particular sales revenue) as well as to the establishment of currency congruence for financing transactions.

The Volkswagen Group hedges planned sales revenues and material purchases in foreign currency on a net basis, according to market estimates, over a period of up to 18 months by means of foreign exchange forward contracts and foreign exchange options. In 2002 hedging related primarily to the US Dollar, the British Pound and the Japanese Yen.

2.2 INTEREST RATE RISK

An interest rate risk – that is, possible fluctuations in value of a financial instrument resulting from changes in market interest rates – is posed primarily in respect of medium- and long-term fixed-interest receivables and payables. To hedge against this risk, interest rate swaps, cross-currency interest rate swaps and other types of interest rate contracts are entered into.

In the Volkswagen Group the differing instruments are used depending on market conditions. If financial resources are passed on to subsidiaries within the Volkswagen Group, such resources are structured congruent to their refinancing.

NOTIONAL AMOUNT OF DERIVATIVE FINANCIAL INSTRUMENTS

million €	under one year	within one to five years	Remaining term over five years	Dec 31, 2002 Notional amount Total	Remaining term over one year	Dec 31, 2001 Notional amount Total
Interest rate swaps[1]	5,259	11,145	3,969	20,373	8,921	10,718
Interest rate option contracts	351	3,360	0	3,711	0	1,091
Cross-currency interest rate swaps[2]	2,305	406	112	2,823	387	4,248
Foreign exchange forward contracts	5,689	58	0	5,747	2	3,101
Foreign currency swaps	110	27	0	137	27	52

[1] In view of the development of interest rates in Europe and the USA, in particular, Group companies are now converting variable interest rate positions into fixed rate positions.
[2] Partly in conjunction with issues of notes and bonds as part of the tap issue programs.

The market values of the above derivative financial instruments are determined on the basis of market information as per the balance sheet date as well as by appropriate valuation methods. The discounting as per December 31, 2002 was based on the following interest rate structures:

in %	EUR	USD	GBP	JPY	CAD
Interest rate for six months	2.720	1.250	3.870	0.000	2.780
Interest rate for one year	2.670	1.350	3.870	0.000	2.660
Interest rate for five years	3.660	3.135	4.515	0.320	4.075
Interest rate for ten years	4.380	4.214	4.770	0.880	4.949

2.3 MARKET RISK

A market risk is posed when price changes on the financial markets positively or negatively affect the value of financial instruments.

3. LIQUIDITY RISK

A liquidity forecast with a fixed planning horizon, unused lines of credit and globally available tap issue programs within the Volkswagen Group safeguard liquidity at all times.

4. RISK OF DEFAULT

The risk of default arising from financial assets involves the risk of defaulting by a contract partner, and therefore as a maximum amounts to the positive fair values receivable from them. It is believed that the accounting risk arising from primary financial instruments is covered by value adjustments for bad debts. Since derivative financial instruments are only entered into with top-class banks, and the risk management system imposes trading limits per partner, the actual risk of default is negligible.

5. CASH FLOW RISK FROM FINANCIAL INSTRUMENTS

The cash flow risk is limited by a flexible exchange and interest rate hedging strategy.

(32) CONTINGENT LIABILITIES

million €	Dec 31, 2002	Dec 31, 2001
Liabilities from guarantees	311	531
Liabilities from warranty contracts	214	208
Pledges on company assets as security for third party liabilities	11	22
Other potential liabilities	14	1
	550	**762**

The trust assets and liabilities of the savings and trust entities belonging to the South American subsidiaries not included on the consolidated balance sheet amount to 487 million € (previous year: 932 million €).

(33) LEGAL ACTION

Neither Volkswagen AG nor any of its Group companies is party to any legal or arbitration proceedings that may have a material effect on the economic position of the company or the Group, or has had such an effect within the last two years. Nor are any such proceedings foreseeable. Appropriate provisions are made by the Group company concerned for any potential financial burdens arising from other legal or arbitration proceedings pending, otherwise the company has adequate insurance cover.

(34) OTHER FINANCIAL OBLIGATIONS

million €	Payable 2003	Payable 2004–2007	Payable from 2008	Total Dec 31, 2002	Total Dec 31, 2001	Payable from 2003
Capital commitments in respect of						
tangible assets	1,220	511	–	1,731	1,941	471
intangible assets	88	23	–	111	171	60
investment property	0	29	–	29	27	26
Obligations from						
agreed loans	341	–	–	341	57	0
long-term leasing and rental contracts	213	388	538	1,139	835	629
Other financial obligations	1,229	148	160	1,537	950	324

(35) TOTAL EXPENDITURE FOR THE PERIOD

million €	2002	2001
Cost of materials		
Raw materials and supplies, purchased goods and purchased services	**56,563**	**58,144**
Labour cost		
Wages and salaries	10,836	10,696
Social insurance, pension costs and benefits	2,477	2,517
	13,313	**13,213**
	69,876	**71,357**

(36) AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	2002	2001
Performance-related wage-earners	158,419	161,323
Time-rate wage-earners	49,613	51,393
Salaried staff	90,946	87,886
	298,978	**300,602**
Apprentices	7,493	7,317
	306,471	**307,919**
Vehicle-producing investments not fully consolidated	17,394	16,494
	323,865	**324,413**

(37) POST BALANCE SHEET EVENTS

There were no significant events up to February 19, 2003 (the date of release for publication).

(38) RELATED PARTY DISCLOSURES IN ACCORDANCE WITH IAS 24

Related parties under the terms of IAS 24 are parties that the reporting enterprise has the ability to control or exercise significant influence over, or parties which have the ability to control or exercise significant influence over the reporting enterprise.

The State of Lower Saxony holds 18.2 % of the voting rights of Volkswagen AG and is represented by two delegate members on the Supervisory Board. Transactions with private companies owned by the State of Lower Saxony are conducted under standard market terms.

All business transactions with non-consolidated subsidiaries, joint ventures and associates are conducted under standard market terms.

Members of the Board of Management and Supervisory Board of Volkswagen AG are members of supervisory and management boards of other companies with which Volkswagen AG has relations in the normal course of business activities. All transactions with the said companies are conducted at terms that are also standard in relation to third parties.

Most of the supplies and services transacted between fully consolidated member companies of the Volkswagen Group and related parties (non-consolidated subsidiaries, joint ventures and associates) are presented in the following table:

RELATED COMPANY

million €	Share in %	Supplies and services rendered 2002	2001	Supplies and services received 2002	2001
Raffay GmbH + Co, Hamburg	100.00	245	300	81	140
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100.00	91	84	109	126
FAW-Volkswagen Automotive Company, Ltd., Changchun	40.00	1,203	1,006	2	11
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50.00	918	713	1	1
VOLKSWAGEN DOGUS TÜKETICI FINANSMANI ANONIM SIRKETI, Maslak-Istanbul	51.00	52	0	0	0
Volkswagen Bordnetze GmbH, Wolfsburg	50.00	5	1	421	313
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50.00	2	2	162	188
Wolfsburg AG, Wolfsburg	50.00	3	3	47	87

REMUNERATION OF THE BOARD OF MANAGEMENT AND OF THE SUPERVISORY BOARD

The remuneration of the members of the Board of Management for the financial year 2002 totalled 16,469,831 € (previous year: 17,615,655 €), of which 11,754,263 € was variable. As part of the fourth tranche of the share option plan, the members of the Board of Management subscribed to a further 4,000 convertible bonds entailing the right to purchase ordinary shares in Volkswagen AG. In total, the members of the Board of Management hold rights to purchase 260,000 ordinary shares in Volkswagen AG.

On December 31, 2002 the pension provisions for current members of the Board of Management totalled 20,622,607 €.

The details of the share option plans are explained in note (23) Capital and reserves.

Retired members of the Board of Management and their surviving dependants received 7,190,756 € (previous year: 7,024,611 €). Provisions for pensions for this group of people were recorded totalling 84,958,333 € (previous year: 67,164,307 €).

The remuneration of the members of the Supervisory Board of Volkswagen AG amounted to 2,343,000 € (previous year: 2,331,669 €).

Loans totalling 70,437 € have been granted to members of the Supervisory Board (amount redeemed in 2002: 34,608 €). The loans have an interest rate of 4.0 % and an agreed term of up to 12.5 years.

Wolfsburg, February 19, 2003

Volkswagen Aktiengesellschaft
The Board of Management

MAJOR GROUP COMPANIES

Name, location	Share of capital* in %
Automotive Division	
Volkswagen AG, Wolfsburg	
Volkswagen Sachsen GmbH, Mosel	100.00
Volkswagen Bruxelles S.A., Brussels/Belgium	100.00
VOLKSWAGEN SLOVAKIA, a.s., Bratislava/Slovak Republic	100.00
Volkswagen Navarra, S.A., Arazuri (Navarra)/Spain	*100.00*
AUTOEUROPA-AUTOMÓVEIS LDA., Palmela/Portugal	100.00
Volkswagen Motor Polska Sp.z o.o., Polkowice/Poland	100.00
Volkswagen-Audi España, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
VOLKSWAGEN Group United Kingdom Ltd., Milton Keynes/Great Britain	100.00
Groupe VOLKSWAGEN France s.a., Villers-Cotterêts/France	100.00
Volkswagen Transport GmbH & Co. OHG, Wolfsburg	*100.00*
VW Kraftwerk GmbH, Wolfsburg	100.00
Automobilmanufaktur Dresden GmbH, Dresden	100.00
Volkswagen Poznan Sp.z o.o., Poznan/Poland	100.00
Svenska Volkswagen Aktiebolag, Södertälje/Sweden	100.00
Auto 5000 GmbH, Wolfsburg	100.00
AUDI AG, Ingolstadt	99.13
AUDI HUNGARIA MOTOR Kft., Györ/Hungary	100.00
COSWORTH TECHNOLOGY LIMITED, Northampton/Great Britain	100.00
Automobili Lamborghini Holding S.p.A., Sant'Agata Bolognese/Italy	100.00
AUTOGERMA S.p.A., Verona/Italy	100.00
SEAT, S.A., Barcelona/Spain	100.00
Seat Deutschland GmbH, Mörfelden-Walldorf	100.00
Gearbox del Prat, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
ŠKODA AUTO a.s., Mladá Boleslav/Czech Republic	100.00
ŠkodaAuto Deutschland GmbH, Weiterstadt	100.00
ŠKODA AUTO Slovensko s.r.o., Bratislava/Slovak Republic	100.00
ŠKODA AUTO Polska, S.A., Poznan/Poland	51.00

* Voting rights correspond to the capital share.

MAJOR GROUP COMPANIES

Name, location	Share of capital* in %
Automotive Division	
BENTLEY MOTORS LIMITED, Crewe/Great Britain	100.00
VOLKSWAGEN OF AMERICA, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Canada Inc., Ajax, Ontario/Canada	100.00
Volkswagen de Mexico, S.A. de C.V., Puebla/Pue./Mexico	100.00
Volkswagen do Brasil Ltda., São Bernardo do Campo, SP/Brazil	100.00
Volkswagen Argentina S.A., Buenos Aires/Argentina	100.00
Volkswagen of South Africa (Pty.) Ltd., Uitenhage/South Africa	100.00
VOLKSWAGEN Group Japan K.K., Toyohashi/Japan	100.00
Volkswagen Tokyo K.K., Tokyo/Japan	100.00
Audi Japan K.K., Tokyo/Japan	100.00
Shanghai-Volkswagen Automotive Company Ltd., Shanghai/PR of China **	50.00
FAW-Volkswagen Automotive Company, Ltd., Changchun/PR of China **	40.00
Volkswagen (China) Investment Company Ltd., Beijing/ PR of China	100.00
VOLKSWAGEN GROUP AUSTRALIA PTY LTD., Sydney/Australia	100.00
Coordination Center Volkswagen S.A., Brussels/Belgium	100.00
Volkswagen International Finance N.V., Amsterdam/Netherlands	100.00
Volkswagen Investments Ltd., Dublin/Ireland	100.00
gedas group, Berlin	100.00
VW Versicherungsvermittlungs-GmbH, Wolfsburg	66.67
SCANIA Aktiebolag, Södertälje/Sweden***	18.70

* Voting rights correspond to the capital share.
** Joint ventures are accounted for using the equity method.
*** The holding in SCANIA carries 34.0 % of the voting rights with it, differing from the share of capital. The company is accounted for using the equity method.

MAJOR GROUP COMPANIES

Name, location	Share of capital* in %
Financial Services Division	
VOLKSWAGEN FINANCIAL SERVICES AG, Braunschweig	100.00
Volkswagen Leasing GmbH, Braunschweig	100.00
Volkswagen Bank GmbH, Braunschweig	100.00
Volkswagen-Versicherungsdienst GmbH, Wolfsburg	100.00
VOLKSWAGEN FINANCE, S.A., Alcobendas (Madrid)/Spain	100.00
Volkswagen Finance S.A., Villers-Cotterêts/France	100.00
FINGERMA S.P.A., Verona/Italy	100.00
Volkswagen Financial Services (UK) Ltd., Milton Keynes/Great Britain	100.00
Volkswagen Financial Services N.V., Amsterdam/Netherlands	100.00
Volkswagen Financial Consultant Service K.K., Tokyo/Japan	100.00
VOLKSWAGEN FINANCE JAPAN K.K., Tokyo/Japan	100.00
ŠKOFIN s.r.o., Prague/Czech Republic	100.00
VW CREDIT, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Financial Services, S.A. de C.V., Puebla/Pue./Mexico	100.00
Financial services companies in Brazil, São Paulo/Brazil	100.00
Financial services companies in Argentina, Buenos Aires/Argentina	100.00
Europcar International S.A., St. Quentin-en-Yvelines/France	100.00
EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg	100.00
EUROPCAR ITALIA S.P.A., Rome/Italy	100.00
EUROPCAR IB, S.A., Madrid/Spain	100.00

* Voting rights correspond to the capital share.

INDEPENDENT AUDITORS' REPORT

"We have audited the consolidated financial statements of VOLKSWAGEN AKTIENGESELLSCHAFT, Wolfsburg, consisting of the balance sheet, the income statement, the statement of changes in equity, the cash flow statement as well as the notes to the financial statements for the business year from January 1 to December 31, 2002. The preparation and the content of the consolidated financial statements according to the International Accounting Standards of the IASB (IAS) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion, based on our audit, as to whether the consolidated financial statements are in accordance with IAS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year 2002 in accordance with IAS.

Our audit, which according to German auditing regulations also extends to the group management report, combined with the management report of the Company, prepared by the Board of Management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion, on the whole the combined management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the combined management report for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the Group management report in accordance with German accounting law."

Hanover, February 20, 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Winkeljohann	Gadesmann
Wirtschaftsprüfer	Wirtschaftsprüfer

BOARD OF MANAGEMENT

Mandates (as per December 31, 2002)

DR.-ING. E. H. BERND PISCHETSRIEDER (55)
Chairman (from April 17, 2002)
Group Quality,
Research and Development
July 1, 2000*

Mandates:
- □ Dresdner Bank AG, Frankfurt am Main
- □ Metro AG, Düsseldorf
- □ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ▵ Tetra Laval Group, Pully, Board Member

DR. RER. POL. H. C. BRUNO ADELT (63)
Controlling and Accounting
January 1, 1995*

Mandates:
- □ Dresdner Bank Lateinamerika AG, Hamburg
- □ Gerling-Konzern Allgemeine Versicherungs-AG, Cologne

DR. ROBERT BÜCHELHOFER (60)
Sales and Marketing
April 1, 1995*

Mandates:
- ▵ Generali Holding Vienna AG, Vienna

FRANCISCO JAVIER GARCIA SANZ (45)
Procurement
July 1, 2001*

Mandates:
- □ ThyssenKrupp Serv AG, Düsseldorf

DR. RER. POL. H. C. PETER HARTZ (61)
Human Resources
October 1, 1993*

DR. JUR. JENS NEUMANN (57)
Group Strategy, Treasury, Legal Matters, Organization
January 1, 1993*

Mandates:

- ▫ ESSO Deutschland GmbH, Hamburg
- ▫ ExxonMobil Central Europe Holding GmbH, Hamburg
- ▫ Frankfurter Versicherungs-AG, Frankfurt am Main
- ▫ Hapag-Lloyd AG, Hamburg
- ▫ ING BHF-Bank AG, Frankfurt am Main
- ▫ ING BHF Holding AG, Frankfurt am Main

DR.-ING. H. C. MULT. FOLKER WEIßGERBER (61)
Production
March 1, 2001*

DR. RER. NAT. MARTIN WINTERKORN (55)
Chairman of the Board of Management of AUDI AG
July 1, 2000*

Mandates:

- ▫ Infineon Technologies AG, Munich
- ▫ Salzgitter AG, Salzgitter

The former Chairman **Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch** retired from the Board of Management on conclusion of the Annual General Meeting on April 16, 2002, and since that date has been Chairman of the Supervisory Board of Volkswagen AG. His mandates are listed on page 140 of the Annual Report under "Supervisory Board Mandates".

The members of the Board of Management hold other mandates on the supervisory boards of consolidated Group companies and major investment holdings as part of their duty to manage and supervise the Group's business.

- ▫ Memberships of statutory supervisory boards in Germany.
- ▵ Comparable mandates in Germany and abroad.

* The date signifies the beginning of membership of the Board of Management.

SUPERVISORY BOARD

Mandates (as per December 31, 2002)

DR. TECHN. H. C. DIPL.-ING. ETH FERDINAND K. PIËCH (65)
Chairman
April 16, 2002*
Mandates:
- □ Dr. Ing. h. c. F. Porsche AG, Stuttgart
- △ Porsche Ges.m.b.H, Salzburg
- △ Porsche Holding GmbH, Salzburg
- △ SCANIA AB, Södertälje

KLAUS ZWICKEL (63)
Deputy Chairman
1st Chairman of the Metalworkers Union
October 21, 1993*
Mandates:
- □ Vodafone AG, Düsseldorf (Dep. Chairman)

HEINRICH ALLER (55)
Finance Minister of the State of Lower Saxony
April 16, 2002*
Mandates:
- △ Bremer Landesbank, Bremen
- △ Norddeutsche Landesbank, Hanover (Chairman)

ANDREAS BLECHNER (45)
Chairman of the Works Council of the Volkswagen AG Salzgitter Plant
April 16, 2002*

DR. JUR. GERHARD CROMME (59)
Chairman of the Supervisory Board of ThyssenKrupp AG
June 19, 1997*
Mandates:
- □ Allianz AG, Munich
- □ Axel Springer Verlag AG, Berlin
- □ Deutsche Lufthansa AG, Cologne
- □ E.ON AG, Düsseldorf
- □ Ruhrgas AG, Essen
- □ ThyssenKrupp AG (Chairman)
- △ Suez S.A., Paris

ELKE ELLER-BRAATZ (40)
Head of the Social Policy Department of the Metalworkers Union
August 20, 2001*

Mandates:
- □ DASA DaimlerChrysler Aerospace AG, Munich

DR. RER. POL. PETER FISCHER (61)
Minister (ret.)
November 19, 1998 – April 16, 2002*

DR. JUR. MICHAEL FRENZEL (55)
Chairman of the Board of Management of TUI AG
June 7, 2001*
Mandates:
- □ AXA Group AG, Cologne
- □ Continental AG, Hanover
- □ Deutsche Bahn AG, Berlin (Chairman)
- □ E.ON Energie AG, Munich
- □ ING BHF-Bank AG, Frankfurt
- □ ING BHF Holding AG, Frankfurt
- ○ Hapag-Lloyd AG, Hamburg (Chairman)
- ○ Hapag-Lloyd Flug GmbH, Hanover (Chairman)
- ○ TUI Germany GmbH, Hanover (Chairman)
- △ Norddeutsche Landesbank, Hanover
- △ Preussag North America, Inc., Greenwich (Chairman)

SIGMAR GABRIEL (43)
Minister President of the State of Lower Saxony
January 28, 2000*

DR. JUR. HANS MICHAEL GAUL (60)

Member of the Board of Management of E.ON AG

June 19, 1997*

Mandates:

- □ Allianz Versicherungs-AG, Munich
- □ Deutsche Krankenvers. AG, Cologne
- □ RAG AG, Essen
- □ STEAG AG, Essen
- ○ Degussa AG, Düsseldorf
- ○ E.ON Energie AG, Munich
- ○ Viterra AG, Essen (Chairman)
- △ E.ON North America Inc., New York
- △ LG&E Energy Corp., Louisville
- △ Powergen plc., London

GERHARD KAKALICK (56)

Chairman of the Works Council of the Volkswagen AG Kassel Plant

June 3, 1993*

WOLFGANG KLEVER (62)

Chairman of the Works Council of the Volkswagen AG Braunschweig Plant

October 1, 1995 – April 16, 2002*

DR. RER. POL. JÜRGEN KRUMNOW (58)

Member of the Advisory Board of Deutsche Bank AG

June 1, 1994 – April 16, 2002*

OLAF KUNZ (43)

Head of Corporate and Co-determination Policy on the Executive Committee of the Metalworkers Union

April 16, 2002*

Mandates:

- □ Bosch Sicherheitssysteme GmbH, Stuttgart

GÜNTER LENZ (43)

Chairman of the Works Council of the Business Line Commercial Vehicles

July 1, 1999*

DR. JUR. KLAUS LIESEN (71)

Chairman of the Supervisory Board (to April 16, 2002)

July 2, 1987*

Mandates:

- □ Allianz AG, Munich (Chairman)
- □ E.ON AG, Düsseldorf (Chairman)
- □ Ruhrgas AG, Essen (Chairman)
- □ TUI AG, Hanover

XAVER MEIER (58)

Chairman of the General Works Council of AUDI AG

July 1, 1999*

Mandates:

- □ AUDI AG Ingolstadt (Dep. Chairman)
- △ BRG-Jahreswagenvermittlung e.G., Ingolstadt

ROLAND OETKER (53)

President Deutsche Schutzvereinigung für Wertpapierbesitz e. V. (German Shareholders' Association)

June 19, 1997*

Mandates:

- □ Degussa AG, Düsseldorf
- □ IKB Deutsche Industriebank AG, Düsseldorf
- □ Mulligan BioCapital AG, Hamburg (Chairman)
- △ Gamma Holding, N.V., Helmond
- △ Dr. August Oetker KG Group, Bielefeld
- △ Scottish Widows Pan European Smaller Companies OEIC, London

DR. JUR. DR.-ING. E. H. HEINRICH V. PIERER (62)

Chairman of the Board of Management of Siemens AG

June 27, 1996*

Mandates:

- □ Bayer AG, Leverkusen
- □ Hochtief AG, Essen
- □ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ○ Siemens AG, Austria

DR. RER. POL. ALBERT SCHUNK (61)

Head of the International Department on the Executive Committee of the Metalworkers Union

July 5, 1977 – April 16, 2002*

THE LORD DAVID SIMON OF HIGHBURY, CBE (63)

April 16, 2002*

Mandates:

- △ Advisory Director, Fortis, Brussels
- △ Advisory Director, Morgan Stanley Dean Witter (Europe)
- △ Director, Suez Group, Paris
- △ Director, Unilever plc., London
- △ Director, Unilever N.V., Rotterdam

BERND SUDHOLT (56)

Deputy Chairman of the Group and General Works Councils of Volkswagen AG

July 2, 1992*

Mandates:

- □ Autostadt GmbH, Wolfsburg
- □ VOLKSWAGEN FINANCIAL SERVICES AG, Braunschweig (Dep. Chairman)
- △ Neuland Wohnungsgesellschaft mbH, Wolfsburg (Chairman)
- △ VfL Wolfsburg-Fußball GmbH, Wolfsburg

DR. RER. POL. H. C. KLAUS VOLKERT (60)

Chairman of the Group and General Works Councils of Volkswagen AG

July 2, 1990*

Mandates:

- □ Autostadt GmbH, Wolfsburg
- □ Wolfsburg AG, Wolfsburg
- △ VfL Wolfsburg-Fußball GmbH, Wolfsburg
- △ Volkswagen Coaching GmbH, Wolfsburg
- △ Volkswagen Immobilien Service GmbH, Wolfsburg

DR. RER. POL. BERND W. VOSS (63)

Member of the Supervisory Board of Dresdner Bank AG

July 22, 1993 – April 16, 2002*

DR. RER. POL. EKKEHARDT WESNER (63)

Senior Executive of Volkswagen AG

June 18, 1996*

Mandates:

- △ VW Kraftwerk GmbH, Wolfsburg

□ Memberships of statutory supervisory boards in Germany.

○ Group mandates on statutory supervisory boards.

△ Comparable mandates in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

COMMITTEES OF THE SUPERVISORY BOARD

Members of the Presidium and Mediation Committee as per Section 27 subsection 3 of the Co-determination Act

Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)

Klaus Zwickel

Sigmar Gabriel

Dr. rer. pol. h. c. Klaus Volkert

Members of the Finance and Investment Committee (to November 15, 2002)

Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)

Andreas Blechner

Dr. jur. Michael Frenzel

Sigmar Gabriel

Dr. jur. Hans Michael Gaul

Gerhard Kakalick

Günter Lenz

Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer

Dr. rer. pol. h. c. Klaus Volkert

Klaus Zwickel

Members of the Balance Sheet and Personnel Committee (to November 15, 2002)

Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)

Heinrich Aller

Dr. jur. Gerhard Cromme

Elke Eller-Braatz

Olaf Kunz

Xaver Meier

Roland Oetker

The Lord David Simon of Highbury, CBE

Bernd Sudholt

Dr. rer. pol. Ekkehardt Wesner

Members of the Audit Committee (from November 15, 2002)

Dr. jur. Klaus Liesen (Chairman)

Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch

Dr. rer. pol. h. c. Klaus Volkert

Bernd Sudholt

GERMAN COMMERCIAL CODE

	1993	1994	1995	1996	1997	1998	1999
Volume Data (thousands)							
Vehicle sales (units)	**2,962**	**3,108**	**3,607**	**3,994**	**4,250**	**4,748**	**4,923**
Germany	914	901	937	958	993	1,153	1,104
Abroad	2,048	2,207	2,670	3,036	3,257	3,595	3,819
Production (units)	**3,019**	**3,042**	**3,595**	**3,977**	**4,291**	**4,823**	**4,853**
Germany	1,411	1,425	1,526	1,591	1,619	1,983	1,879
Abroad	1,608	1,617	2,069	2,386	2,672	2,840	2,974
Workforce (yearly average)	**253**	**238**	**257**	**261**	**275**	**294**	**306**
Germany	150	141	143	139	144	153	159
Abroad	103	97	114	122	131	141	147
Financial Data in million €							
Income Statement							
Sales revenue	**39,158**	**40,924**	**45,055**	**51,192**	**57,901**	**68,637**	**75,167**
Cost of sales	36,362	37,181	41,261	46,274	51,603	60,111	66,646
Gross profit	**2,796**	**3,743**	**3,794**	**4,918**	**6,298**	**8,526**	**8,521**
Distribution costs	3,019	3,242	3,624	4,244	4,615	5,515	6,107
Administrative expenses	1,213	1,250	1,211	1,360	1,422	1,589	1,705
Other operating income less other operating expenses	400	672	1,100	883	639	844	732
Financial result	200	313	510	811	1,066	949	1,080
Profit or loss before tax	**– 836**	**236**	**569**	**1,008**	**1,966**	**3,215**	**2,522**
Income tax expense	156	159	397	661	1,270	2,068	1,678
Profit or loss after tax	**– 992**	**77**	**172**	**347**	**696**	**1,147**	**844**
Cost of materials	**24,302**	**24,660**	**26,672**	**31,463**	**34,862**	**43,116**	**46,250**
Labour cost	**9,657**	**9,389**	**9,717**	**10,588**	**10,577**	**11,482**	**11,967**
Balance Sheet at December 31							
Non-current assets	16,900	16,040	16,288	18,480	20,204	23,466	28,171
of which: leasing and rental assets	3,843	4,210	5,265	6,196	6,547	7,068	9,058
Current assets	23,427	25,264	26,572	29,733	31,667	36,473	38,860
Prepayments and deferred charges	218	154	128	139	95	63	87
Total assets	**40,545**	**41,458**	**42,988**	**48,352**	**51,966**	**60,002**	**67,118**
Capital and reserves	7,915	7,280	6,470	6,810	7,322	9,584	10,073
Provisions	13,249	14,520	16,229	18,420	19,134	20,674	21,569
Liabilities	18,880	19,071	19,339	21,472	24,022	28,227	33,529
Deferred income	501	587	950	1,650	1,488	1,517	1,946
Total equity and liabilities	**40,545**	**41,458**	**42,988**	**48,352**	**51,966**	**60,002**	**67,118**
Capital investments (excluding leasing and rental assets)	**2,475**	**2,889**	**3.509**	**4.470**	**5,033**	**7,114**	**7,537**
Additions to leasing and rental assets	**2,780**	**2,956**	**3.721**	**3.906**	**3,954**	**5,313**	**6,941**
Cash flow	**4,639**	**6,032**	**5.317**	**5.669**	**6,228**	**8,592**	**8,575**

IAS[1]

	2000	2001	2002
Volume Data (thousands)			
Vehicle sales (units)	**5,165**	**5,107**	**4,996**
Germany	1,019	969	908
Abroad	4,146	4,138	4,088
Production (units)	**5,156**	**5,108**	**5,023**
Germany	1,830	1,886	1,781
Abroad	3,326	3,222	3,242
Workforce (yearly average)	**322**	**324**	**324**
Germany	163	167	168
Abroad	159	157	156
Financial Data in million €			
Income Statement			
Sales revenue	**83,127**	**88,540**	**86,948**
Cost of sales	71,130	75,586	74,188
Gross profit Automotive Division	**11,997**	**12,954**	**12,760**
Gross profit Financial Services Division	**1,213**	**1,328**	**1,238**
Distribution costs	7,080	7,554	7,560
Administrative expenses	2,001	2,154	2,155
Other operating income less other operating expenses	– 105	850	478
Operating profit	**4,024**	**5,424**	**4,761**
Financial result	– 305	– 1,015	– 775
Profit before tax	**3,719**	**4,409**	**3,986**
Income tax expense	1,105	1,483	1,389
Profit after tax	**2,614**	**2,926**	**2,597**
Cost of materials	**57,578**	**58,144**	**56,563**
Labour cost	**12,691**	**13,213**	**13,313**
Balance Sheet at December 31			
Non-current assets	29,297	32,330	34,563
Leasing and rental assets	4,783	7,284	8,445
Current assets[2]	58,186	64,432	65,615
Prepayments and deferred charges	299	378	273
Total assets	**92,565**	**104,424**	**108,896**
Capital and reserves	21,371	23,995	24,634
Minority interests	49	53	57
Provisions[2]	23,223	24,081	24,907
Liabilities	47,718	56,010	58,965
Deferred income	204	285	333
Total equity and liabilities	**92,565**	**104,424**	**108,896**
Cash flows from operating activities	**9,210**	**10,038**	**10,460**
Cash flows from investing activities	**14,563**	**15,191**	**16,016**
Cash flows from financing activities	**4,751**	**6,983**	**4,623**

[1] The financial statements drawn up in accordance with International Accounting Standards (IAS) are not comparable with figures prepared in accordance with the German Commercial Code (HGB).

[2] Including deferred taxes.

SELECTED TERMS AT A GLANCE

ADR (American Depositary Receipts)

Stock certificates issued by US banks in respect of the non-American stocks deposited with them. The certificates are traded on US exchanges in place of the actual stocks.

Asset Backed Securities

Asset Backed Securities are securities on which the payment claim is backed by receivables of the same kind (such as loan, lease or mortgage receivables), thereby providing the investors with collateral.

Customer Relationship Management

The consistent alignment of all potential and existing business processes to the customers, with the aim of identifying and responding to their individual needs and expectations.

Corporate Governance

The system by which companies are responsibly directed and controlled by the Management and Supervisory Boards, towards achieving long-term enhancement of value.

DJSI (Dow Jones Sustainability World Index)

Index established jointly by Dow Jones & Company and the Swiss rating agency SAM Sustainable Asset Management for companies that are sector leaders in terms of economic, ecological and social sustainability.

eCAP (electronic Capacity Management)

eCAP is an electronic capacity management system providing continuous matching of supplier capacities to Volkswagen demand.

ESL (Electronic Supplier Link)

Internet tool by which the Volkswagen Group issues inquiry packages in respect of all sourcing items in digital form to registered suppliers.

FSI (Fuel Stratified Injection)

Petrol direct injection technique developed by Volkswagen and Audi enabling improved performance and higher torque combined with fuel economy and lower emissions.

Global Compact

The Global Compact is an initiative of the United Nations in which multinational companies voluntarily commit to ecologically and socially sustainable globalization. The aim is to further the implementation of new principles in the fields of human rights, working conditions and practices, and environmental protection worldwide.

Group Junior Executive Program (GJEP)

The aim of the Group Junior Executive Program is to develop the best executives in the Group with the potential for senior management.

Job Family Concept

With the Job Family Concept employees are interlinked in a human resources network throughout the product creation, production and marketing process chain beyond the usual boundaries of hierarchies, brands, regions and countries.

JUMP (Junior Management Program)

In a combination of project work, Group-wide qualification modules and individual skills development, both on and off the job, junior management staff are prepared to take up future management and supervisory roles.

MPV

Multi Purpose Vehicle.

SUV

Sports Utility Vehicle.

Sun-Fuel

Renewable energy based synthetic designer fuel produced from hydrocarbons and containing no sulphur or aromatic compounds.

Scheduled Dates 2003

2003

MARCH 11, 2003
Annual Press conference/
Publication of the 2002 Annual Report

MARCH 12, 2003
International Investors' and Analysts' Conference

APRIL 24, 2003
Annual General Meeting
(Congress Centrum Hamburg)

APRIL 25, 2003
Dividend payment

MAY 7, 2003
Interim Report January to March

JULY 25, 2003
Interim Report January to June

OCTOBER 29, 2003
Interim Report January to September

Imprint

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